
02041078



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 6/1/02

For the month of June, 2002.

THE WHARF (HOLDINGS) LIMITED
(Translation of Registrant's Name Into English)

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Wharf (Holdings) Limited
(Registrant)

Date June 13, 2002

By 
(Signature)[1]

Name: Wilson Chan
Title: Company Secretary

[1]Print the name and title of the signing officer under his signature.

IMPORTANT

If you are in any doubt about this prospectus you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

Prospectus
Dated: May 23, 2002

THE SECURITIES IN THIS OFFERING HAVE NOT BEEN REGISTERED NOR WILL THEY BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE SECURITIES ACT). THE SECURITIES IN THIS OFFERING MAY NOT BE OFFERED IN THE UNITED STATES.

Wharf Finance (BVI) Limited

(a company incorporated under the laws of the British Virgin Islands on April 16, 2002)

Issue No. Wharf 201 3.68 per cent. Notes due 2004 ("Tranche A Notes")
Issue No. Wharf 301 4.36 per cent. Notes due 2005 ("Tranche B Notes")
Unconditionally and irrevocably guaranteed as to payment of interest and principal by

The Wharf (Holdings) Limited

(incorporated in Hong Kong with limited liability)

Initial Purchase Price for the Tranche A Notes: 100 per cent.
Initial Purchase Price for the Tranche B Notes: 100 per cent.

The Notes will be issued by Wharf Finance (BVI) Limited (the "**Issuer**") and will be unconditionally and irrevocably guaranteed as to payment of interest and principal by The Wharf (Holdings) Limited ("**Wharf**" or the "**Guarantor**"). The Issuer is a wholly-owned subsidiary of Wharf, the sole purpose of which is the issuing of debt securities the proceeds of which are to be on-lent to Wharf. The minimum issue amount for the Tranche A Notes is HK$200,000,000 and for the Tranche B Notes is HK$300,000,000. Standard Chartered Bank (the "**Lead Manager**"), Bank of Communications Hong Kong Branch ("**Bank of Communications**") and Wing Lung Bank Limited ("**Wing Lung Bank**") (together with the Lead Manager, the "**Managers**") have, on and subject to the terms and conditions of a subscription agreement dated May 21, 2002 between the Managers, the Issuer and Wharf (the "**Subscription Agreement**"), severally agreed to subscribe for the minimum issue amount of each tranche of Notes. The aggregate principal amount of Notes to be issued for each tranche may be greater than the minimum issue amount and will be determined by the Lead Manager on, or prior to, the Issue Date (as defined below) in its absolute discretion. In addition, the Issuer may in future increase the issue amount of any tranche of Notes by making a further public offering or private placement of Notes identical in all respects (other than their issue prices and dates of issue) with the Notes of that tranche now being offered. Also, the Issuer may at any time on or after the Issue Date issue additional Notes of any tranche (up to a maximum of 25 per cent. of the principal amount of Notes of that tranche issued on the Issue Date) to support market making arrangements for the Notes.

The date on which the Notes are to be issued (the "**Issue Date**") is expected to be June 7, 2002.

Purchases of Notes may be made from the date of this Prospectus until May 31, 2002 or such earlier date on which the Managers announce that the offering of the Notes has closed (the "**Offer Period**"). However the Lead Manager reserves the right to extend the Offer Period to a date not later than June 6, 2002. Any extension will be announced on or before May 31, 2002 and may apply to either or both tranches of Notes at the Managers' discretion. **The Notes are being offered on a "first come, first served" basis and the Offer Period may close early, without prior notice, if all the Notes are sold before the scheduled end of the Offer Period.**

The Initial Purchase Price of the Tranche A Notes is 100 per cent. of their principal amount. The Initial Purchase Price of the Tranche B Notes is 100 per cent. of their principal amount. The Managers may, however, at any time during the Offer Period increase the purchase price of the Notes, on one or more occasions; the Managers may not, during the Offer Period, reduce the Initial Purchase Price or any subsequent purchase price after it has been set. The Managers will only increase the purchase price if the Lead Manager decides to increase the issue amount of the Notes of either tranche above the minimum issue amount. See the section headed "Summary of the Notes Being Offered" in this Prospectus.

Purchases of Notes may be made only through the Managers. In order to purchase the Notes from a Manager you must already have, or you must open, a bank account and also an investment account with that Manager. No application form or purchase order form is being issued for the Notes. No Notes are available for subscription from the Issuer or Wharf directly. See the section headed "How to Purchase Notes" and "Custody Arrangements with Managers" in this Prospectus.

Copies of this Prospectus can be obtained, during the Offer Period (as defined herein) for the Notes, from the places set out in the section headed "Where to Obtain Copies of this Prospectus" in this Prospectus. This Prospectus will also be available on Wharf's website - *www.wharfholdings.com*, to which the websites of the Managers have a hyperlink.

The Notes will not be listed on any stock exchange. Each of the Managers has, subject to certain limitations, agreed to quote prices at which it will buy or sell Notes in the trading market after the end of the Offer Period - see the section headed "Market Making Arrangements" in this Prospectus. These arrangements do not assure an active trading market for the Notes.

Definitive Notes, or certificates representing Notes, will not be issued to individual holders of Notes (except in very limited circumstances). Two permanent global Notes, each representing the total principal amount of a tranche of Notes, will instead be deposited on the issue date of the Notes with the Central Moneymarkets Unit Service (the "**CMU**") operated by the Hong Kong Monetary Authority (the "**HKMA**"). Individual holders of Notes must hold their Notes in an investment account with a participant in the CMU (which must initially be one of the Managers). Most banks and securities dealers in Hong Kong maintain, or have access to, an account with the CMU through which Notes may be held or transferred following issue.

A copy of this Prospectus, together with a copy of the document specified in paragraph 5(viii) of the section "General Information" in this Prospectus, have been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance of Hong Kong. The Registrar of Companies in Hong Kong and the Securities and Futures Commission (the "**SFC**") take no responsibility as to the contents of this Prospectus or any of the other documents delivered for registration.

Lead Manager

Standard Chartered Bank

Co-Managers

Bank of Communications **Wing Lung Bank**

The directors of the Issuer and of the Guarantor collectively and individually accept full responsibility for the accuracy of the information contained in this Prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading in any material respect.

Notes are offered to the public solely on the basis of the information contained and representations made in this Prospectus and any supplement to it. No person has been authorised to give any information or to make any representation not contained in or not consistent with this Prospectus or any other information supplied by the Issuer or Wharf in connection with the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, Wharf, or the Managers.

Neither this Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer, Wharf or the Managers that any recipient of this Prospectus or any other information supplied in connection with the Notes, should purchase any of the Notes. Each investor contemplating purchasing or holding any of the Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer or Wharf. Investors should review, inter alia, the financial information relating to the Issuer and Wharf as is publicly available when deciding whether or not to purchase or hold any of the Notes.

The delivery of this Prospectus does not at any time imply that the information contained herein concerning the Issuer and Wharf is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document containing such information

A certificate of exemption relating to this Prospectus has been issued, subject to certain conditions, by the SFC under Section 342A(1) of the Companies Ordinance (Cap. 32) of Hong Kong in respect of sections 342(1)(a) (i) and (ii) and 342(1)(b) of, and paragraphs 6, 15, 26(b) and 31 of the Third Schedule to, the Companies Ordinance (Cap. 32) of Hong Kong.

In this Prospectus, references to "Hong Kong" are to the Hong Kong Special Administrative Region of the People's Republic of China.

TABLE OF CONTENTS

WHERE TO OBTAIN COPIES OF THIS PROSPECTUS

You can only purchase the Notes through the Managers. In order to purchase the Notes from the Managers, you must already have, or you must open, a bank account and also an investment account with that Manager. No application form or purchase order form is being issued for the Notes. No Notes are available for subscription from the Issuer or Wharf directly. See the sections headed "How to Purchase Notes" and "Custody Arrangements with Managers" in this Prospectus.

Copies of this Prospectus may be collected from:

The Wharf (Holdings) Limited
16th Floor, Ocean Centre, Harbour City
Canton Road, Kowloon
Hong Kong

Investors may also download a copy of this Prospectus on Wharf's website at *www.wharfholdings.com* to which the websites of the Managers have a hyperlink.

Copies of this Prospectus may also be collected from:

Designated Branches of the Managers

The designated branches of each of the Managers are set out on pages 4 to 6 of this Prospectus.

Designated Branches of the Managers

The designated branches of each of the Managers are set out on pages 4 to 6 of this Prospectus.

Bank and Branch Name	Address
Standard Chartered Bank	
	Hong Kong Island
Aberdeen Branch	Shop 4A, G/F, Aberdeen Centre, Aberdeen
CIG Building Branch	Shop B, G/F China Insurance Group Bldg, 141 Des Voeux Road, Central
Causeway Bay Branch	1 Sugar Street, Causeway Bay
Cityplaza Branch	G/F, Shop 042-043, Cityplaza Phase II
Des Voeux Road Branch	4-4A, Des Voeux Road, Central
Exchange Square Branch	Automated Banking Centre Shop 301-302, 3/F, One Exchange Square, 8 Connaught Place, Central
Hennessy Road Branch	399 Hennessy Road, Wanchai
Landmark Branch	Shops 135 & 138-141, 1/F Edinburgh Tower, Landmark
Leighton Centre Branch	Shop 12-16, UG/F, Leighton Centre, 77 Leighton Road, Causeway Bay
New Jade Garden Branch	Shop 101 & 145, Level 1, New Jade Shopping Arcade, Chai Wan
North Point Centre Branch	284 King's Road, North Point
Pacific Place Automated Banking Centre Branch	Unit 355, Level 3, Pacific Place, 88 Queensway
Quarry Bay Branch	Westlands Gardens, 1027 King's Road, Quarry Bay
Queen's Road Central Branch	G/F, Wah Yuen Bldg, 145-149 Queen's Road, Central
Queensway Plaza Branch	Shop B12-16, Queensway Plaza, 93 Queensway
Shaukiwan East Branch	118-124 Shaukiwan Main Street East, Shaukiwan
Shek Tong Tsui Branch	Shop 8-12, G/F, 455-485 Queen's Road West
Sheung Wan Branch	Centre Mark, 287-299 Queen's Road, Central
Taikoo Place Branch	Shops A&B, G/F, King's House 969 King's Road, Quarry Bay
Tai On Building Branch	85-87 Shaukiwan Road, Shaukiwan
Wanchai Branch	3 Fleming Road, Wanchai
Wanchai Great Eagle Branch	Shop 113-117, 1/F, Great Eagle Centre, 23 Harbour Road, Wanchai
Wanchai Southern Branch	Shop 3&4, G/F Shanghai Industrial Investment Building, 50-52 Hennessy Road, Wanchai
	Kowloon
Amoy Plaza Branch	Shop 81-83 & 96-97, G/F, Amoy Plaza, 77 Ngau Tau Kok Road
Canton Road Branch	G/F & 1/F, Manley House, 86-98 Canton Road, Tsimshatsui
Cheung Sha Wan Road Branch	828 Cheung Sha Wan Road, Cheung Sha Wan
Dragon Centre Branch	Automated Banking Centre Shop G01, G/F, Dragon Centre, 37K Yen Chow Street, Shamshuipo
Fung Wong Village Branch	6 Sheung Fung Street, Fung Wong Village, Hung Hom
Hung Hom Branch	G/F, 255 & 257 To Kwa Wan Road, Hung Hom
Hung Hom Comm. Centre Branch	Shop 33-37, G/F, Hunghom Commercial Centre, Hung Hom
Jordan Branch	Shop G3, G4 & G5, G/F, London Plaza, 219 Nathan Road
Kowloon Bay Branch	Shop 1, G/F, Chevalier Comm. Centre, 8 Wang Hoi Road, Kowloon Bay
Kowloon City Branch	G/F, 76 Nga Tsin Wai Road, Kowloon City
Kwun Tong Branch	1A Yue Man Square, Kwun Tong
Kwun Tong Plaza Branch	Automated Banking Centre Shop G9-14, G/F, Kwun Tong Plaza, 68 Hoi Yuen Road, Kwun Tong
Lai Chi Kok Road Branch	Shop D&E, G/F, Carprio Mansion, 1 Lai Chi Kok Road
Lok Fu Shopping Centre Branch	Shop S25-S27, 2/F., Lok Fu Shopping Centre
Mei Foo Stage I Branch	G/F, 1C Broadway, Mei Foo Sun Chuen Stage I Lai Chi Kok
Mongkok Bank Centre Branch	630-636 Nathan Road, Mongkok
Mongkok Ka Lok Building Branch	G/F & 1/F, Ka Lok Building, 720, 720A & 722 Nathan Road, Mongkok
New Mandarin Plaza Branch	Shop 12 -19, G/F New Mandarin Plaza, 14 Science Museum Road, Tsimshatsui East
Oi Man Branch	G/F, Oi Man Comm. Complex, Oi Man Estate, Homantin
Oterprise Square Branch	Shop No. 3, G/F and Shop No. 1, 1/F Oterprise Square, 26 Nathan Road, Tsimshatsui
San Po Kong Branch	10-20 Ning Yuen Street, San Po Kong
Sceneway Plaza Branch	Shop 4A2-7, Level 3, Sceneway Plaza, Lam Tin
Tseung Kwan O Branch	Shop 107, 1/F, Hau Tak Shopping Centre, Hau Tak Estate, Tseung Kwan O
Tsimshatsui Branch	G/F, 10 Granville Road, Tsimshatsui
Waterloo Road Branch	Shop A3, G/F, Pine Manor, 61-63 Waterloo Road
Whampoa Estate Branch	Shop 6E, 36-60F Tak Man St., Phase 4, Whampoa Estate, Hung Hom
Yaumatei Branch	546-550 Nathan Road, Yaumatei

Bank and Branch Name	Address
Standard Chartered Bank	
	New Territories
Chung On Street Branch	Shop A, G/F, Chau Hop Shing Bldg, 8 Chung On Street, Tsuen Wan
City One Shatin Branch	Shop 30-33, G/F, Ngan Shing Comm. Centre, City One Shatin
Eightland Garden Branch	Shop 21, G/F, Eightland Gardens, Tai Po
Fo Tan Branch	Bank No. 3, 1/F, Shatin Galleria, 18-24 Shan Mei Street, Fo Tan, Shatin
Kwai Chung Branch	Shop 26B, 26C & 26D, G/F, Tak Cheong Bldg., 1001 Kwai Chung Road, Kwai Chung
Kwai Chung Plaza Branch	Shop No. A25-A28, G/F Kwai Chung Plaza, Kwai Chung
Kwai Fong Branch	Shop 3 & 11, G/F, Kwai Kin House, Kwai Fong Estate, Kwai Chung Road
Ma On Shan Branch	Shops No. 231 - 234, Level 2, Ma On Shan Plaza, Ma On Shan, Shatin
Maritime Square Branch	Shop 153, Level 1, Maritime Square, Tsing Yi
Nan Fung Centre Branch	Shop A120-A121, 1/F, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan
Sai Kung Branch	1-5 Wan King Path, Sai Kung
Shatin Centre Branch	Shop 32C, Level 3, Shatin Shopping Arcade, Shatin Centre, 2-16 Wang Pok Street, Shatin
Shatin Plaza Branch	*Automated Banking Centre Shop 17B, Level 3, Shatin Plaza, Shatin*
Sheung Shui Branch	55 San Fung Avenue, Shek Wu Hui, Sheung Shui
Tai Po Branch	23 & 25 Kwong Fuk Road, Tai Po Market, Tai Po
Tai Wai Branch	*G/F, Shop No. 90 Tai Wai Road*
Tin Shui Wai Branch	Shop 103, 1/F, Tin Yiu Comm. Centre, Tin Yiu Estate, Tin Shui Wai, Yuen Long
Tsuen Wan Branch	Basement One Floor, Emperor Plaza, 263 Sha Tsui Road, Tsuen Wan
Tuen Mun Branch	*Portions of Shops G & H and the whole of Shops I & F, G/F, Forward Mansion, 26A Yan Ching Street, Tuen Mun*
Tuen Mun Town Plaza Branch	Shop No. G047 - G052, Tuen Mun Town Plaza Phase I, Tuen Mun
Wo Yi Hop Road Branch	Shop 1&2, G/F, Lee Wo Bldg., 124-128 & 132 - 136 Wo Yi Hop Road, Kwai Chung
Yuen Long Branch	140, Yuen Long Main Road, Yuen Long
Yuen Long, Kuk Ting Branch	G/F, 79 Castle Peak Road, Yuen Long

Bank of Communications

	Hong Kong Island
Hong Kong Branch	20 Pedder Street, Central
Aberdeen Sub-Branch	Shop 1B, G/F, Site 5, Aberdeen Centre
Causeway Bay Sub-Branch	Unit 19, G/F, Causeway Bay Plaza I, 489 Hennessy Road, Causeway Bay
Central District Sub-Branch	123-125A, Des Voeux Road Central
Chaiwan Sub-Branch	121-121A, Wan Chui Road, Chaiwan
Hennessy Road Sub-Branch	368 Hennessy Road, Wanchai
Kennedy Town Sub-Branch	63-65 Belcher's Street, Kennedy Town
King's Road Sub-Branch	67-71 King's Road
North Point Sub-Branch	442-448 King's Road, North Point
Quarry Bay Sub-Branch	C-D, 981 King's Road, Quarry Bay
Siu Sai Wan Sub-Branch	Shop 121, Siu Sai Wan Shopping Centre, Chai Wan
Taikoo Shing Sub-Branch	Shop 38, G/F, City Plaza 2, 18 Taikoo Shing Road
Wanchai Sub-Branch	32-34 Johnston Road, Wanchai
West Point Sub-Branch	327-333 Queen's Road West

	Kowloon
Cheung Sha Wan Plaza Sub-Branch	Unit G04, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road
Hung Hom Sub-Branch	1-3 Tak Man Street, Whampoa Estate, Hung Hom
Jordan Road Sub-Branch	37U Jordan Road
Kowloon Sub-Branch	563 Nathan Road
Kwun Tong Sub-Branch	Shop A, G/F, 55 Hong Ning Road, Kwun Tong
Lam Tin Sub-Branch	63-65 Kai Tin Road, Lam Tin
Mongkok Sub-Branch	G30-31, Argyle Centre Phase 1, 688 Nathan Road, Mongkok
Ngau Tau Kok Sub-Branch	Shop G1, G/F, Phase 1, Amoy Plaza, 77 Ngau Tau Kok Road
Sham Shui Po Sub-Branch	Shop G1, G/F Golden Centre, 94 Yen Chow Street, Sham Shui Po
Tokwawan Sub-Branch	Shop 1-3, G/F, 372 Ma Tau Wai Road
Tseung Kwan O Sub-Branch	Shop 253-255, Metro City Shopping Arcade, Phase 1, Tseung Kwan O
Tsimshatsui Sub-Branch	Shop 1-3, G/F, 22-28 Mody Road, Tsimshatsui
Wong Tai Sin Sub-Branch	Shops 127-129, 1/F, Lung Cheung Mall, 136 Lung Cheung Road, Wong Tai Sin

	New Territories
Fanling Sub-Branch	Shop G02-03, G/F, Wah Sum Shopping Centre, Wah Sum Estate, Fanling
Kwai Chung Sub-Branch	93 Tai Loong Street, Kwai Chung
Kwong Yuen Estate Sub-Branch	Shop 1&2, Commercial Block 2, Kwong Yuen Estate, Shatin
Ma On Shan Sub-Branch	Shop 3038A, Level 3, Sunshine City Plaza, Ma On Shan
Market Street Sub-Branch	53 Market Street, Tsuen Wan
Sha Tsui Road Sub-Branch	G/F, 122-124 Sha Tsui Road, Tsuen Wan
Shatin Sub-Branch	Shop 193, Level 3, Lucky Plaza, Shatin
Sheung Kwai Chung Sub-Branch	Kwai Sing Centre, 1-3 Wo Yi Hop Road, Kwai Chung
Sheung Shui Sub-Branch	Shop 10-14, G/F, Sheung Shui Shopping Arcade, Sheung Shui
Tai Po Sub-Branch	Shop 1, Wing Fai Plaza, 29-35 Ting Kok Road, Tai Po
Tin Shui Wai Sub-Branch	Shop 119, Tin Shing Shopping Centre, Tin Shing Court, Tin Shui Wai
Tsuen Wan Sub-Branch	Shop G10-11, Pacific Commercial Plaza, Bo Shek Mansion, 328 Sha Tsui Road,
Tuen Mun Sub-Branch	Block 7, Nin Wong Building, 4 Yan Ching Street, Tuen Mun
Yuen Long Sub-Branch	Man Yu Building, 2 Tai Fung Street, Yuen Long

Bank and Branch Name	Address
Wing Lung Bank	
	Hong Kong Island
Head Office	45 Des Voeux Road Central
Aberdeen Branch	201 Aberdeen Main Road
Causeway Bay Branch	45 Jardine's Bazaar
Central District Branch	112 Queen's Road Central
Convention Plaza Branch	1 Harbour Road
Happy Valley Branch	44 King Kwong Street
Johnston Road Branch	118 Johnston Road
Kennedy Town Branch	28 Catchick Street
North Point Branch	361 King's Road
Percival Street Branch	62 Percival Street
Quarry Bay Branch	1A Westlands Road
Sai Wan Ho Branch	123 Shaukeiwan Road
Wan Chai Branch	383 Hennessy Road
Western District Branch	262 Queen's Road West
	Kowloon
Grand Century Place Branch	193 Prince Edward Road West
Hunghom Branch	28 Wuhu Street
Jordan Branch	123 Woo Sung Street
Kowloon Bay Branch	19 Lam Lok Street
Kwun Tong Branch	339 Ngau Tau Kok Road
Lai Chi Kok Road Branch	17 Lai Chi Kok Road
Mongkok Branch	Bank Centre, 636 Nathan Road
Nam Cheong Street Branch	85 Nam Cheong Street
San Po Kong Branch	8 Shung Ling Street
Sham Shui Po Branch	111 Tai Po Road
To Kwa Wan Branch	64 To Kwa Wan Road
Tsimshatsui Branch	4 Carnarvon Road
Tsz Wan Shan Branch	25 Fung Tak Road
	New Territories
Discovery Park Branch	398 Castle Peak Road
Fanling Branch	15 Luen Hing Street
Kwai Chung Branch	128 Wo Yi Hop Road
Sha Tin Branch	8 Tai Wai Road
Sheung Shui Branch	128 San Fung Avenue
Tai Po Branch	1 On Chee Road
Tsuen Wan Branch	251 Shan Tsui Road
Tuen Mun Branch	42 Tuen Mun Heung Sze Wui Road
Yuen Long Branch	37 On Ning Road

Enquiry Hotlines

The following telephone numbers are the hotlines of each of the Managers for enquiries in relation to how to purchase the Notes:

Bank Name	Telephone Number	Service Hours
Bank of Communications	2885 4771	Monday-Friday (9:00 a.m. to 5:00 p.m.) Saturday (9:00 a.m. to 1:00 p.m.) Sunday and public holidays (Closed)
Standard Chartered Bank	2886 6277	Monday-Friday (9:00 a.m. to 5:30 p.m.) Saturday (9:00 a.m. to 12:30 p.m.) Sunday and public holidays (Closed)
Wing Lung Bank	2529 8866/2771 0011	Monday-Friday (8:30 a.m. to 6:30 p.m.) Saturday (8:30 a.m. to 1:30 p.m.) Sunday and public holidays (Closed)

SUMMARY OF THE NOTES BEING OFFERED

This Prospectus is issued in respect of an issue of Issue No. Wharf 201 3.68 per cent. Notes due 2004 ("**Tranche A Notes**") and Issue No. Wharf 301 4.36 per cent. Notes due 2005 ("**Tranche B Notes**"). The principal terms of the Notes are summarised below.

Offer Period:	The Offer Period begins at 9:00 a.m. on May 24, 2002 (Friday) and ends (for either tranche of Notes) at 4:00 p.m. on May 31, 2002 (Friday) or at the time on the earlier date on which the Managers announce that the offering of the Notes of that tranche has closed. The Managers do not undertake to give any advance notice of the closing of the Offer Period. The Offer Periods for the Tranche A Notes and the Tranche B Notes may close at different times.
	The Notes are being offered on a "first come, first served" basis and the Offer Period may close early, without prior notice, if the Notes of a tranche are sold before the scheduled end of the Offer Period.
	No Notes of either tranche will be available for purchase from the close of the Offer Period until the Issue Date, when secondary market trading may commence and when each Manager will begin making a market in the Notes. See the section headed "Market Making Arrangements" in this Prospectus.
	However the Lead Manager reserves the right to extend the Offer Period to a date not later than June 6, 2002. Any extension will be announced on or before May 31, 2002 and may apply to either or both tranches of Notes at the Managers' discretion.
Announcements:	Announcements (if any) by the Managers in respect of the Notes will be made during the Offer Period by notice on the websites and in the designated bank branches of the Managers and by general release to the press.
Issue Date:	June 7, 2002 (Friday) (the "**Issue Date**"). If the Issue Date would fall on a day which is not a business day for any reason (for example, the hoisting of a typhoon signal no. 8 or above or a black rainstorm warning) it will be postponed to the next day which is a business day. "**Business day**" means a day (other than a Saturday) on which commercial banks are open for business in Hong Kong.
Purchase Price:	Initial Purchase Price: 100 per cent. for the Tranche A Notes.
	Initial Purchase Price: 100 per cent. for the Tranche B Notes.

The Lead Manager may decide to increase the issue amount of either tranche of Notes above the minimum issue amount of HK$200,000,000 for the Tranche A Notes and HK$300,000,000 for the Tranche B Notes. In such an event the Managers may fix an increased purchase price. The Lead Manager may decide, depending on demand and other market factors, to increase the issue amount (and refix the purchase price) on one or more occasions during the Offer Period. The Managers are under no obligation to increase the issue amount of either tranche (whatever the demand). In addition, the Managers could decide to increase the issue amount of either tranche at the same purchase price. Under no circumstances may the Managers reduce the Initial Purchase Price of the Notes or any subsequent purchase price for an increased issue amount during the Offer Period.

No prior announcements of an increase in issue amount or purchase price will be made.

Principal Amount of the Issue:	The minimum issue amount of Tranche A Notes is HK$200,000,000 and of Tranche B Notes is HK$300,000,000. The Managers have, on and subject to the terms and conditions of the Subscription Agreement, severally agreed to subscribe for the minimum issue amount of each tranche of Notes. The aggregate principal amount of Notes to be issued for each tranche may be increased at the absolute discretion of the Lead Manager at any time during the Offer Period. The Managers will subscribe for all the Notes to be issued.
Maturity Dates:	June 7, 2004 in respect of Tranche A Notes. June 7, 2005 in respect of Tranche B Notes.
Redemption Price:	100 per cent. of the principal amount of the Notes.
Interest Rates:	3.68 per cent. per annum in respect of Tranche A Notes. 4.36 per cent. per annum in respect of Tranche B Notes. Interest will be calculated and paid at the specified rates by reference to 100 per cent. of the principal amount of the Notes.
Yield to Maturity:	The annualised yield to maturity of the Notes at the Initial Purchase Price is: 3.71 per cent. per annum in respect of the Tranche A Notes. 4.41 per cent. per annum in respect of the Tranche B Notes. The yield to maturity depends on the purchase price paid for the Notes and will therefore be lower to the extent that the price paid is higher than the Initial Purchase Price; and will be higher to the extent that the price paid is lower than the Initial Purchase Price.
Frequency of Interest Payments:	Interest payments will be made in arrear twice in each year on a semi-annual basis.

Interest Payment Dates:	Tranche A Notes: December 9, 2002, June 9, 2003, December 8, 2003 and June 7, 2004 Tranche B Notes: December 9, 2002, June 9, 2003, December 8, 2003, June 7, 2004, December 7, 2004 and June 7, 2005 If an interest payment date is not a Business Day (as defined in Condition 7), it will be postponed to the next Business Day, unless it would thereby fall into the next calendar month in which event it shall be brought forward to the immediately preceding Business Day, and the amount of interest payable will be adjusted accordingly. Interest is calculated on the basis of the number of days in the interest period and a 365-day year.
Payments on the Notes:	All payments of principal and interest on the Notes will be made by credit through the investment account in which the Notes are held.
Denomination:	HK$50,000 per Note.
Form of Notes:	Definitive Notes will not be issued (except in very limited circumstances). Two permanent global Notes in bearer form, each representing the total principal amount of a tranche of Notes, will instead be deposited on the issue date of the Notes with the CMU operated by the HKMA. **Individual Noteholders must hold their Notes in an investment account with a participant in the CMU. In order to purchase the Notes, you must already have, or must open, a bank account and also an investment account with the Manager to which you give your purchase order.** See the section headed "Custody Arrangements with Managers" in this Prospectus. Your ability to pledge your interest in the Notes to persons who are not participants of the CMU, or otherwise to take action in respect of your interest, may be affected by the absence of definitive Notes.
Taxation:	Hong Kong: All payments of principal and/or interest in respect of the Notes and Coupons will be made subject to withholding or deduction for or on account of any present or future tax, duty or charge of whatsoever nature imposed or levied by or on behalf of Hong Kong or any other authority having power to levy tax in Hong Kong where required by law. Other jurisdictions: The full amount due of principal and/or interest will be paid, notwithstanding any requirement on the Issuer or the Guarantor to withhold or deduct in respect of any tax, duty or change levied by any other jurisdiction. General: No such withholding or deduction is currently required in respect of Hong Kong taxes or British Virgin Island taxes.
Guarantee:	The payment of principal and interest in respect of the Notes has been unconditionally and irrevocably guaranteed by Wharf. See the section headed "Terms and Conditions of the Notes" in this Prospectus for further details of Wharf's guarantee obligations in respect of the Notes.

No Listing:	The Notes will not be listed on any stock exchange. Each of the Managers has, subject to certain limitations, agreed to quote prices at which it will buy or sell Notes from the end of the relevant Offer Period — see the section headed "Market Making Arrangements" in this Prospectus. These arrangements do not assure an active trading market for the Notes.
Cancellation of Offering:	The Managers may terminate their obligations under the Subscription Agreement in certain circumstances prior to the Issue Date of the Notes. The Issuer and Wharf will give prompt public notice of such termination. In that event, the offering of the Notes will be cancelled and all purchasers of Notes will be refunded the purchase price paid within seven days of such notice being published.
Security Interest in the Notes in favour of the Managers:	The standard terms and conditions of the investment account of each Manager may permit it to take a security interest in, or to impose other restrictions on, the Notes credited to the account or to exercise a lien, right of set off or similar claim against you in respect of monies held in any of your accounts maintained with it to secure any amounts which may be owing by you to the Manager. **It is important that you should familiarise yourself with, and ensure you understand and accept the terms and conditions of operation of the investment account before making an application to open an investment account. See the section headed "How to Purchase Notes" and "Custody Arrangements with Managers" in this Prospectus.**

HOW TO PURCHASE NOTES

To purchase Notes you should contact one of the Managers. Their contact details are set out on pages 4 to 6 of this Prospectus. No application form or purchase order form is being issued for the Notes. Purchase orders can be made at one of the designated branches of one of the Managers. The Notes will be subscribed by, and issued to, the Managers on the Issue Date. The Notes are not available for subscription from the Issuer or Wharf directly. Notes are not available for purchase via the internet.

The arrangements relating to the Offer Period and the prices at which Notes may be purchased are summarised under the section headed "Summary of the Notes being Offered" in this Prospectus. The Managers will accept purchase orders for Notes entirely at their discretion and usually on a "first come, first served" basis.

Purchase orders accepted during the Offer Period will normally be fulfilled by delivery of Notes to the purchaser's investment account with a Manager on the Issue Date.

When a purchase order for Notes is accepted, the purchase price for the Notes (together with any charges levied by the Manager) will normally be debited from the bank account of the purchaser with the relevant Manager on the day the purchase order is accepted. No interest will usually be paid on the purchase price pending delivery of the Notes. However, the Managers may choose not to debit the purchase price until the Issue Date but to place a lien or other holding or freezing arrangement on the purchaser's account for the amount of the purchase price instead. **You should check with the Manager with which you place your purchase order when the purchase price will be debited from your account.**

Prospective Noteholders are advised that arrangements for the purchase of any Notes from the Managers during the Offer Period (including, without limitation, arrangements regarding the time and method of payment of the purchase price for the Notes, the amount of any charges to be levied by the Managers, the opening and closing period (if any) for placing an order for the Notes and the arrangements for any refunds or payment of additional sums (if any)) will be as separately agreed between the prospective Noteholders and the Managers and will be subject to the relevant Manager's terms and conditions relating to such arrangements. Each Manager may impose different arrangements and levy different charges relating to the purchase of the Notes and prospective Noteholders should contact the Managers for information relating to such arrangements. It is important that you should familiarise yourself with, and ensure you understand and accept the terms and conditions of operation of the investment account before making an application to open an investment account. See the section headed "Custody Arrangements with Managers" in this Prospectus.

By giving a purchase order to any Manager for the purchase of any Notes, you will be deemed to confirm to the Manager, the Issuer and Wharf that, amongst other things, you

- undertake and agree to accept the Notes purchased;
- undertake and agree to pay in full the purchase price of the Notes purchased by you;
- authorise the Manager to credit your investment account with the Notes and understand that no certificates of title will be available for your Notes and the interest in your Notes will be in book-entry form only;
- have read the terms and conditions set out in this Prospectus and agree to be bound by them;
- understand and accept that neither the Issuer nor Wharf accepts any responsibility for the provision of bank services and custody services by the Managers or for any consequences of, or arising from the use of the bank account and investment account, or custody services of any of the Managers;

- agree that neither the Issuer nor Wharf, their respective directors, officers, agents and/or nominees will be liable to any persons in any way for any loss which may be suffered as a result of the Managers dealing with your Notes in accordance with the terms and conditions of the operation of your bank account/investment account with them; and

- confirm that you are not located within the United States or Canada and are not a U.S. Person within the meaning of Regulation S under the Securities Act (which includes any person resident in the United States and any partnership or corporation organised or incorporated under the laws of the United States) or a resident of Canada.

You will be required to confirm that you have read and understood these confirmations before you purchase Notes from a Manager.

In addition, you may purchase Notes by telephone if you have both a bank account and an investment account with Standard Chartered Bank and if you have made the necessary arrangements to use the telephone banking services provided by Standard Chartered Bank. By making a telephone purchase you are required to comply with the terms and conditions in respect of the telephone banking services provided by Standard Chartered Bank.

Bank Name	**Telephone Number**	**Service Hours**
Standard Chartered Bank	2886 6277	Monday-Friday (9:00 a.m. to 5:30 p.m.) Saturday (9:00 a.m. to 12:30 p.m.) Sunday and public holidays (Closed)

CUSTODY ARRANGEMENTS WITH MANAGERS

Definitive Notes, or certificates representing Notes, will not be issued to individual holders of Notes (except in very limited circumstances as described under the section headed "Terms and Conditions of the Notes" in this Prospectus). Global Notes, each representing the total principal amount of a tranche of Notes, will instead be deposited on the Issue Date of the Notes with the CMU operated by the HKMA. Notes, in the form of interests in the Global Notes, will be credited to the accounts of the Managers with the CMU. See the section headed "Settlement and Clearance and Custody" in this Prospectus.

Accordingly, to purchase Notes, you must already have, or you must open, an investment account with your chosen Manager to which your Notes can be credited.

If you do not currently have an investment account with a Manager, in order to purchase Notes, you must arrange to open an investment account in good time before placing your purchase order.

Some important points about opening, and holding your Notes in, an investment account are as follows:

- Applications to open an investment account with a Manager will be processed by the Manager according to its normal procedures and criteria for acceptance. These criteria may include proof of income, creditworthiness, and other personal details. There may also be restrictions and certification or other requirements as to nationality and/or place of residence. United States or Canadian persons, for example, may not be eligible to open an investment account for securities laws compliance reasons. If your application to open an investment account is refused for any reason, you will be unable to purchase Notes from that Manager. The Issuer and Wharf accept no responsibility for the account opening process of any Manager or for any consequences of, or result from such an application by you.

- Investment account and other custody services with respect to the Notes will be supplied by the Managers subject to their standard terms and conditions for the provision of such services. You should familiarise yourself with, and ensure you understand and accept the terms and conditions of operation of the investment account before making your application to open an investment account. The Issuer and Wharf accept no responsibility for the provision of custody services by the Managers or for any consequences of, or arising from the use of the investment account or custody services.

- The Managers will charge fees for the opening and operation of an investment account: you should check with the Manager with which you intend to open an investment account what fees will be chargeable. Fees may be charged in respect of individual transactions, such as transfers of Notes; on a periodic basis for safe custody; and on payments of interest and principal when they are received. You should check with the Manager with which you intend to open an investment account on what basis fees will be charged in respect of your Notes.

- The standard terms and conditions of the investment account of each Manager may permit it to take a security interest in, or to impose other restrictions on, the Notes credited to the investment account or to exercise a lien, right of set off or similar claim against you in respect of monies held in any of your accounts maintained with it to secure any amounts which may be owing by you to the Manager.

*The full text of the terms and conditions of the Notes (the "**Conditions**") is set out in "Terms and Conditions of the Notes" in this Prospectus and in the trust deed (as amended, supplemented or novated from time to time) dated May 21, 2002 (the "**Trust Deed**") between the Issuer, Wharf and DB Trustees (Hong Kong) Limited (the "**Trustee**"). The following is a summary of certain principal terms of the Notes, it does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Prospectus. Words and expressions defined in "Terms and Conditions of the Notes" below shall have the same meanings in this summary.*

Issuer	Wharf Finance (BVI) Limited
Guarantor	The Wharf (Holdings) Limited
Trustee	DB Trustees (Hong Kong) Limited
Guarantee and Status of the Notes	The Notes are direct, unconditional, unsubordinated, general and unsecured obligations of the Issuer and the Guarantor ranking pari passu in all respects and rateably without preference or priority (except for any statutory preference or priority applicable in the winding-up of the Issuer or the Guarantor) with all other outstanding direct, unconditional, unsecured, general and unsubordinated obligations (contingent or otherwise, present and future) of the Issuer and the Guarantor.
Negative Pledge	So long as any Note or Coupon remains outstanding (as defined in the Trust Deed), neither the Issuer nor the Guarantor will create or have outstanding any Security on or over its Assets to Secure any present or future Indebtedness of the Issuer or the Guarantor or of any person (with certain exceptions) without extending equally and rateably in all respects the benefit of the relevant Security or of alternative Security to the Notes, as described in Condition 3(1).
Financial Covenants	The Guarantor will ensure that its Tangible Consolidated Net Worth is not less than HK$40,000,000,000; and that the ratio of its Total Consolidated Liabilities to its Tangible Consolidated Net Worth does not and will not exceed 1:1. Definitions of these terms are set out at length in Condition 3.
No Redemption Prior to Maturity	The Notes may not be redeemed before their maturity date except if an Event of Default (as defined below) occurs.
Events of Default	The Trustee may, at its discretion, declare the Notes to be immediately due and repayable at their principal amount together with accrued interest if any of the following Events of Default occurs and is continuing (but subject to certain conditions set out below). There is an Event of Default if: (1) *Non-Payment*: there is failure to pay the principal of or any interest on any of the Notes when due and such failure continues for a period of seven days in the case of principal and 14 days in the case of interest; or

(2) *Breach of Other Obligations*: the Issuer or the Guarantor does not perform or comply with any one or more of its other obligations in the Notes or (to the extent it relates to the Notes) the Trust Deed which default is incapable of remedy or, if in the opinion of the Trustee capable of remedy, is not in the opinion of the Trustee remedied within 30 days after notice of such default shall have been given to the Issuer or, as the case may be, the Guarantor by the Trustee requiring the same to be remedied; or

(3) *Cross-Default*: (i) any other present or future indebtedness of the Issuer or the Guarantor or any of the Principal Subsidiaries for or in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its stated maturity, or (ii) any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (iii) the Issuer or the Guarantor or any of the Principal Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of any moneys borrowed or raised provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this paragraph (3) have occurred equals or exceeds US$50,000,000 or its equivalent (as reasonably determined by the Trustee); excluding those non-payments referred to in (i), (ii) or (iii) above of this paragraph (3) which are contested in good faith by the Issuer or the Guarantor or the relevant Principal Subsidiary by appropriate proceedings on the basis that such indebtedness was not due or was not capable of being considered due and the Issuer or the Guarantor has sufficient resources to settle such liability; or

(4) *Enforcement Proceedings*: a distress, attachment, execution or other legal process is levied, enforced or sued out on or against a material part of the property, assets or revenues of the Issuer or the Guarantor or any of the Principal Subsidiaries and is not discharged or stayed within 30 days and which has a material adverse effect on the ability of the Issuer or the Guarantor to perform their respective obligations under the Notes; or

(5) *Security Enforced*: any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Issuer or the Guarantor or any of the Principal Subsidiaries becomes enforceable and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, manager or other similar person); or

(6) *Insolvency*: the Issuer or the Guarantor or any of the Principal Subsidiaries stops payment to creditors generally or is or admits to being unable to pay its debts within the meanings of any applicable legislation relating to insolvency, bankruptcy, liquidation or winding-up (or analogous proceedings) provided that, if the Issuer or the Guarantor or any of the Principal Subsidiaries which has all or a material part of its assets in Hong Kong is held by a foreign court to be insolvent or unable to pay its debts, such decision shall not constitute an Event of Default under this paragraph (6) unless the equivalent decision is made by a court in Hong Kong or, if not so, such decision has been recognised by a court in Hong Kong with any insolvency proceedings commenced in Hong Kong on the basis of that decision; or

(7) *Winding-up*: an order is made in the British Virgin Islands, Hong Kong or such other relevant jurisdiction where any Principal Subsidiary is located or an effective resolution passed for the winding-up or dissolution of the Issuer or the Guarantor or any of the Principal Subsidiaries, or the Issuer or the Guarantor ceases or threatens to cease to carry on all or a material part of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (i) on terms approved by the Trustee or an Extraordinary Resolution of the Noteholders or (ii) in the case of a Principal Subsidiary, whereby the undertaking and assets of the Principal Subsidiary are transferred to or otherwise vested in the Issuer or the Guarantor (as the case may be) or another of the Principal Subsidiaries; or

(8) *Nationalisation*: any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the assets of the Issuer, the Guarantor or any of the Principal Subsidiaries; or

(9) *Ownership*: the Issuer ceases to be wholly-owned and controlled by the Guarantor; or

(10) *Authorisation and Consents*: any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done in order (i) to enable the Issuer and the Guarantor lawfully to enter into, exercise their respective rights and perform and comply with their respective obligations under the Notes and the Trust Deed, (ii) to ensure that those obligations are legally binding and enforceable and (iii) to make the Notes and the Trust Deed admissible in evidence in the courts of Hong Kong is not taken, fulfilled or done; or

(11) *Illegality*: it is or will become unlawful for the Issuer or the Guarantor under the laws of the British Virgin Islands or Hong Kong (as relevant) to perform or comply with any one or more of its obligations under any of the Notes or the Trust Deed; or

(12) *Guarantee*: the Guarantee is not (or is claimed by the Guarantor not to be) in full force and effect.

However, the Trustee must certify that in its opinion the Event of Default is materially prejudicial to the interest of the holders of Notes in the case of an Event of Default under paragraphs (2), (3), (6) (in the case of the Principal Subsidiaries) or (7) (in the case of the Principal Subsidiaries) above before it may declare the Notes immediately due and payable. The Trustee must, subject to being indemnified to its satisfaction, declare an Event of Default if directed to do so in writing by the holders of at least 25 per cent. in principal amount of all the Notes then outstanding or by an Extraordinary Resolution of the Noteholders passed at a meeting of all Noteholders (if certain other conditions (see without limitation Conditions 9 and 10) are met).

The definition of a Principal Subsidiary of the Guarantor is set out in Condition 9.

The Trustee

The Conditions and the Trust Deed provide that no holder of a Note is entitled to take action directly against the Issuer or the Guarantor to enforce the Notes unless the Trustee, having become bound to take such action in accordance with the Trust Deed, has failed to do so within a reasonable period. The Trustee is entitled to require an indemnity from Noteholders before becoming bound to take enforcement action. In addition, the Trustee has certain discretions to take action on behalf of the holders of Notes and to agree certain modifications to the Conditions and the Trust Deed without the consent of Noteholders.

Meetings

The Trust Deed contains provisions for convening meetings of Noteholders (of one or both outstanding tranches) to consider any matter affecting their interests. A resolution passed at a meeting of Noteholders of the relevant tranche or tranches is binding on other Noteholders of such tranche or tranches whether they were present or not.

Notices

Notices to Noteholders from the Issuer and the Guarantor will be published in an English language and a Chinese language newspaper with general circulation in Hong Kong except that for so long as the Notes are in global form, notices to Noteholders will be distributed to accountholders of the CMU through the CMU.

Governing Law

The Notes and the Trust Deed are governed by, and construed in accordance with, Hong Kong law.

TERMS AND CONDITIONS OF THE NOTES

*The following, excluding any paragraph in italics, are the terms and conditions substantially in the form in which they will be endorsed on the Notes and save where expressly stated otherwise, references herein to "**Notes**" are to the "Tranche A Notes" or the "Tranche B Notes" separately, according to the tranche of Notes on which they are endorsed or to which the relevant global Note refers.*

The global Notes, definitive Notes and related terms and conditions will be issued in the English language, which shall prevail over any Chinese language version in the event of conflict or discrepancy.

The issue of the 3.68 per cent. Notes due 2004 ("**Tranche A Notes**") and the 4.36 per cent. Notes due 2005 ("**Tranche B Notes**"), was authorised by the Board of Directors of Wharf Finance (BVI) Limited ("**Issuer**") on May 16, 2002. Save where expressly stated otherwise, references to "**Notes**" in these Conditions are to the Tranche A Notes or the Tranche B Notes separately, according to the tranche of Notes to which these conditions are attached or to which the relevant Global Note (as defined below) refers. The Notes are constituted by a trust deed (as amended, supplemented or novated, the "**Trust Deed**") dated May 21, 2002 made between The Wharf (Holdings) Limited (the "**Guarantor**"), the Issuer and DB Trustees (Hong Kong) Limited (the "**Trustee**" which expression shall wherever the context permits, include all other persons or companies for the time being acting as trustee under the Trust Deed). A paying agency agreement dated May 21, 2002 (the "**Paying Agency Agreement**") has been entered into in relation to the Notes between the Guarantor, the Issuer and Deutsche Bank AG, Hong Kong Branch as principal paying agent (the "**Principal Paying Agent**") and as calculation agent (the "**Calculation Agent**") and the Trustee. The Principal Paying Agent for the time being (and any paying agent as may be appointed from time to time in respect of the Notes) are referred to below as the "**Paying Agents**". In connection with the Notes, the Guarantor and the Issuer have executed a deed poll (the "**Deed Poll**") dated May 21, 2002 in favour of certain accountholders (as specified therein) of the Central Moneymarkets Unit Service (the "**CMU**").

Copies of the Trust Deed, the Paying Agency Agreement and the Deed Poll are available for inspection during normal business hours at the registered office of the Trustee and at the specified offices of the Paying Agents. The holders of the Notes (the "**Noteholders**") and the holders of the interest coupons ("**Coupons**") (whether or not attached to the Note) (the "**Couponholders**") are deemed to have notice of all the provisions of the Trust Deed, the Paying Agency Agreement and the Deed Poll applicable to them.

References herein to the "**Notes**" shall mean (i) in relation to any Notes represented by a permanent bearer global note ("**Global Note**"), units of the lowest denomination of the relevant Notes, (ii) in relation to any definitive Notes ("**Definitive Notes**") issued in exchange for interests in a Global Note, such Definitive Notes, and (iii) any Global Note.

Words and expressions defined in the Trust Deed, the Paying Agency Agreement or the Deed Poll, shall have the same meanings where used in these Conditions, unless the context otherwise requires or unless otherwise stated.

1. Form, Denomination and Title

(1) Global Notes

The Notes will be represented by a Global Note substantially in the form scheduled to the Trust Deed. The Global Notes will be lodged with a sub-custodian for the Hong Kong Monetary Authority as operator (the "**Operator**") of the CMU, and will be exchangeable for Notes in definitive form only in the circumstances set out therein.

Each tranche of Notes will be represented by a single Global Note, without Coupons attached. The Global Notes will be deposited with a sub-custodian for the Operator on behalf of the Noteholders. If (i) any Global Note has become due and repayable in accordance with Condition 9 or default is otherwise made in the payment of the whole or any part of any sums due under such Global Note, or (ii) any Global Note is held on behalf of the CMU or an alternative clearing system and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, the Issuer will issue Definitive Notes in exchange for interests in such Global Note.

Except in these very limited circumstances, owners of interests in each Global Note will not be entitled to receive physical delivery of Definitive Notes. The Guarantor and the Issuer have executed the Deed Poll in favour of certain Accountholders (as defined in the Deed Poll) with the CMU in order to facilitate enforcement by individual Noteholders if Definitive Notes are not issued in such circumstances.

(2) Form and denomination

Definitive Notes will be serially numbered and in bearer form in the denomination of HK$50,000 each with Coupons attached on issue.

(3) Title

For so long as any of the Notes are represented by a Global Note, each person who is for the time being shown in the records of the Operator as the holder of a particular principal amount of Notes (in which regard any certificate or other document issued by the Operator as to the principal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes except in the case of manifest error) shall be treated by the Issuer, the Guarantor, the Trustee, the Paying Agents and the Operator as the holder of such principal amount of such Notes for all purposes other than with respect to the payment of principal or interest on the Notes, the right to which shall be vested, as against the Issuer, the Guarantor, the Trustee, the Paying Agents and the Operator solely in the bearer of the relevant Global Note in accordance with and subject to its terms (and the expressions "**Noteholder**" and "**holder of Notes**" and related expressions shall be construed accordingly). Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of the Operator.

Except as set out above, title to the Notes and Coupons appertaining thereto will pass by delivery. The Issuer, the Guarantor, the Trustee, the Paying Agents and the Operator may deem and treat the bearer of any Global Note or Definitive Note(s) (and any Coupon appertaining thereto) as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the preceding paragraph.

2. Status of Notes

The Notes and Coupons are direct, unconditional, unsubordinated, general and unsecured obligations of the Issuer ranking *pari passu* in all respects and rateably without preference or priority (except for any statutory preference or priority applicable in the winding-up of the Issuer or otherwise required to be preferred by law) with all other outstanding unsecured and unsubordinated obligations (contingent or otherwise, present and future) of the Issuer.

3. Negative Pledge and Financial Covenants

(1) Negative Pledge

So long as any Note or Coupon remains outstanding (as defined in the Trust Deed), neither the Issuer nor the Guarantor will create or have outstanding any Security on or over its Assets to Secure any present or future Indebtedness of the Issuer or the Guarantor or of any other person except:

(i) existing Security on or over its Assets (including Security over Project Assets) created prior to the date on which Notes were first issued (the "**Issue Date**"), particulars of which have been disclosed by the Issuer or the Guarantor to the Trustee and are available for inspection by Noteholders upon request, provided that the principal, capital or nominal amount secured by such existing Security may not be increased beyond the maximum amount which may be secured by the relevant existing Security at the Issue Date;

(ii) any Security over Project Assets (or any contract for the acquisition of Project Assets) acquired, constructed or redeveloped after the Issue Date which secures payment of, or money borrowed or raised to finance payment of, the acquisition and/or construction and/or financing costs of such Project Assets (provided that the principal amount secured by such Security does not exceed acquisition, construction and financing costs); and

(iii) any other Security on or over its Assets, provided always that the Indebtedness thereby secured, other than the aggregated maximum Indebtedness which may be secured by the Security referred to in sub-paragraph (i) and (ii) above does not, at any time, exceed 50 per cent. of Tangible Consolidated Net Worth (as defined in Condition 3(2)) at that time,

unless the benefit of the relevant Security, or of alternative Security as approved by the Trustee or an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders, is, at the same time and in a manner the Trustee in its absolute discretion deems not materially less beneficial to the Noteholders or as approved by an Extraordinary Resolution of the Noteholders, extended equally and rateably in all respects to the Notes.

For the purposes of this Condition 3:

"**Assets**" means in relation to the Issuer or the Guarantor, all or any part of their respective business, undertaking, property, assets, revenues (including any right to receive revenue), and uncalled capital and, Assets of the Issuer or the Guarantor shall not, for the avoidance of doubt, include any business, undertaking, property, assets, revenues, and uncalled capital of any of their respective subsidiaries or associated companies.

"**Indebtedness**" means any obligations of the Issuer or the Guarantor for the payment or repayment of moneys whether present or future, actual or contingent, secured or unsecured, as principal, surety or otherwise.

"**Project Assets**" means, in relation to the acquisition, development and/or redevelopment or all or part of a particular property or development:

(i) the particular property or development (or part) whose acquisition, development and/or redevelopment is being financed or refinanced by the relevant secured Indebtedness permitted under Condition 3(1)(ii); and

(ii) any contracts relating to the development, redevelopment, insurance, letting or realisation of all or any part of that property or development and any revenues or claims arising under or proceeds of any such contract or claim.

"**Security**" includes any mortgages, pledge, lien (excluding those arising by operation of law and those arising from the ordinary course of business of the Issuer or the Guarantor nor, for the avoidance of doubt, any of their respective subsidiaries), hypothecation, security interest, sale and leaseback or sale on recourse terms, or other charge or encumbrance and any agreement or arrangement having substantially the same economic effect (including any "hold-back" or "flawed asset" arrangement), and "**Secure**", "**Secured**" and "**Securing**" shall be construed accordingly. For the avoidance of doubt, the term "Security" shall not include any unsecured corporate guarantee.

(2) Financial Covenants

So long as any Note or Coupon remains outstanding (as defined in the Trust Deed), the Guarantor will ensure that:

(i) its Tangible Consolidated Net Worth is not less than HK$40,000,000,000; and

(ii) the ratio of its Total Consolidated Liabilities to its Tangible Consolidated Net Worth does not and will not exceed 1:1.

For the purposes of this Condition 3(2), accounting terms used shall be construed in accordance with generally accepted accounting principles and practices in Hong Kong (as those in the Guarantor's most recent audited annual consolidated financial statements) but so that:

(i) "**Tangible Consolidated Net Worth**" means, in relation to the Guarantor at any time, the aggregate of the amounts shown in the then latest audited annual consolidated balance sheet of the Group for:

(A) the amount paid up or credited as paid up on the issued equity share capital of the Guarantor; and

(B) the amount standing to the credit of the consolidated capital and revenue reserves of the Group and its associated companies, less (insofar as not otherwise taken into account):

(I) any sums set aside for or attributable to taxation;

(II) any debit balance on the Group's consolidated profit and loss account;

(III) any amounts attributable to minority interests to the extent that such amounts would otherwise be included;

(IV) the amount by which the book value of any fixed asset has been written up by way of revaluation except where such revaluation has been certified by a professional valuer and either (a) has already been incorporated in the latest audited consolidated financial statements of the Group, or (b) is in respect of investment properties held on a leasehold basis to the extent that generally accepted accounting principles in Hong Kong cease to permit such revaluations to be incorporated in the audited consolidated financial statements of the Group;

(V) any amounts attributable to goodwill or other intangible assets; and

(VI) any amount distributed or proposed to be distributed out of profits accrued prior to the date of such balance sheet, where such distribution is not provided for therein.

(ii) "**Total Consolidated Liabilities**" means, in relation to the Guarantor, the total consolidated liabilities of the Group, including, but not limited to:

(A) any liability of the Guarantor or any of its Subsidiaries, determined on a consolidated basis, in respect of Borrowings, including in particular but without limitation, those liabilities arising under the Notes; and

(B) all actual liabilities of whatsoever nature of the Guarantor (including without limitation, its liabilities hereunder) and its Subsidiaries, determined on a consolidated basis (including, without limitation, the maximum premium payable on redemption of any debenture or other indebtedness of the Guarantor or any of its Subsidiaries), or of any other person to the extent that such liabilities are guaranteed or secured by or are the subject of any indemnity given by or a right of recourse against the Guarantor or any of its Subsidiaries;

less:

(I) the amount of any moneys borrowed for the purpose of repaying the whole or any part of Borrowings or other indebtedness of the Group and to be applied within one month of being first borrowed, except to the extent so applied (provided that whenever such deduction is necessary for the Guarantor to comply with the above-mentioned financial covenants, the Guarantor shall supply the Trustee with the relevant documentary evidence showing the application of such money towards the relevant repayment within one month);

(II) any cash in hand or deposited at a bank belonging to any member of the Group (except cash representing money borrowed a deduction in respect of which has been made pursuant to item (I) above); and

(III) any marketable securities belonging to the Guarantor or any of its Subsidiaries at their quoted market value to the extent that such marketable securities are treated as long term or current investments in the consolidated accounts of the Group and, for the avoidance of doubt, excluding the value of any shares held in any Subsidiaries of the Guarantor;

provided that:

(aa) no liabilities shall be included in the calculation of Total Consolidated Liabilities more than once;

(bb) any amount already deducted in the calculation of Borrowings by virtue of any one of sub-paragraphs F(I) to F(III) in the definition of "Borrowings" below shall not be deducted again by virtue of any one of sub-paragraphs (I) to (III) above;

(cc) no amount shall be included in the calculation of Total Consolidated Liabilities which is shown in the latest audited annual consolidated balance sheet of the Guarantor and its Subsidiaries as being attributable to minority interests (provided that whenever such deduction or exclusion of minority interest element is necessary for the Guarantor to comply with the above-mentioned financial covenants the Guarantor shall provide the Trustee with the relevant calculation and supporting information to substantiate such deduction or exclusion);

(iii) "**Borrowings**" means, in relation to the Guarantor, the total consolidated indebtedness of the Group in respect of:

(A) money borrowed or raised and debit balances at banks;

(B) any bond, note, loan stock, debenture or similar instrument;

(C) acceptance credit, documentary credit or commercial paper facilities;

(D) rental payable under leases (whether in respect of land, machinery or equipment otherwise) entered into primarily as a method of raising finance or of financing the acquisition of the asset leased;

(E) any other transaction having the commercial effect of a borrowing or raising of money; and

(F) guarantees (excluding any guarantee given by the Guarantor in favour of any of its Subsidiaries), bonds, standby letters of credit or other assurances against financial loss in respect of the indebtedness of any person falling within any of sub-paragraphs (A) to (E) above;

less

(I) the amount of any moneys borrowed for the purpose of repaying the whole or any part of any indebtedness of the Group falling within sub-paragraphs (A) to (F) of this definition or other indebtedness of the Group (including any fixed or minimum premium payable on final payment) and to be applied within one month of being first borrowed, except to the extent so applied (provided that whenever such deduction is necessary for the Guarantor to comply with the above-mentioned financial covenants, the Guarantor shall supply the Trustee with the relevant documentary evidence showing the application of such money towards the relevant repayment within one month);

(II) any cash in hand or deposited at a bank belonging to any member in the Group (except cash representing money borrowed a deduction in respect of which has been made pursuant to item (I) above); and

(III) any marketable securities belonging to the Guarantor or any of its Subsidiaries at their quoted market value to the extent that such marketable securities are treated as long term or current investments in the consolidated accounts of the Group and, for the avoidance of doubt, excluding the value of any shares held in any Subsidiaries of the Guarantor;

provided that no indebtedness shall be included in the calculation of Borrowings more than once.

For the purpose of Condition 3(2):

(i) moneys borrowed and outstanding in a currency other than Hong Kong dollars shall be notionally converted into Hong Kong dollars by calculating the amount of Hong Kong Dollars which may be purchased by the amount of such other currency in the Hong Kong foreign exchange market using the average of the spot exchange rates quoted on Telerate page 9934 of the Bridge Telerate Monitor Service (or such other page or service as may replace Telerate page 9934 for the purposes of quoting spot exchange rates) at or about 11:00 a.m. on the date on which such calculation falls to be made;

(ii) in respect of Borrowings by the Guarantor and its Subsidiaries, if the calculation is required for the purposes of or in connection with a transaction under or pursuant to which any company is to become or cease to be a Subsidiary, such company shall be treated as if it had already become or ceased to be a Subsidiary of the Guarantor (as the case may be);

(iii) "**Group**" means the Guarantor and its Subsidiaries taken as a whole; and

(iv) "**Subsidiary**" means a subsidiary of the Guarantor, and "**subsidiary**" has the meaning given to it by Section 2(4) of the Companies Ordinance of Hong Kong.

The Trustee will periodically receive certificates from the Guarantor as to its compliance with these covenants but otherwise the Trustee will not monitor compliance therewith nor take any other action unless and until it has actual notice of a breach.

4. Guarantee

The payment of principal and interest in respect of the Notes and all other moneys payable by the Issuer under or pursuant to the Trust Deed has been unconditionally and irrevocably guaranteed by the Guarantor in the Trust Deed (the "**Guarantee**"). The obligations of the Guarantor under the Guarantee are direct, unconditional, unsubordinated and unsecured obligations of the Guarantor and (except for any statutory preference or priority applicable in the winding-up of the Guarantor or otherwise required to be preferred by law) rank equally with all other outstanding unsecured and unsubordinated obligations (contingent or otherwise, present or future) of the Guarantor.

5. Interest

(1) Accrual of interest and payments

The Notes shall bear interest at the Rate of Interest (as defined in (3) below) from June 7, 2002 or such later date as shall be specified in the Notes (in this Condition 5, the "**Issue Date**" or the "**Interest Commencement Date**"), payable semi-annually in arrear on June 7, and December 7, in each year (each an "**Interest Payment Date**"), subject as provided in Condition 7. If any Interest Payment Date would otherwise fall on a day which is not a Business Day (as defined in Condition 7), it shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month in which event it shall be brought forward to the immediately preceding Business Day. Each period beginning on (and including) the Issue Date or any Interest Payment Date and ending on (and excluding) the next Interest Payment Date is herein called an "**Interest Period**".

(2) Cessation of Interest

Each Note will cease to bear interest from the due date for redemption therefor unless upon due presentation or surrender thereof, payment in full of principal on such Note is improperly withheld or refused or default is otherwise made in the payment thereof in which case interest shall continue to accrue at the Rate of Interest (as defined below) (or, if higher, the rate of interest on judgment debts for the time being provided by Hong Kong law) on the principal amount in respect of which payment has been improperly withheld or refused or default has been made (as well after as before any demand or judgment) until whichever is the earlier of (i) the date on which, upon further presentation or surrender of the relevant Note, all sums due in respect of such Note up to that day are received by or on behalf of the holder of such Note; and (ii) the seventh day after the Paying Agents have notified the holder thereof (either in accordance with Condition 12 or individually) of the receipt of all sums due in respect thereof up to that date.

(3) Rate of Interest:

(i) the Tranche A Notes bear interest at 3.68 per cent. per annum; and

(ii) the Tranche B Notes bear interest at 4.36 per cent. per annum

and references to "**Rate of Interest**" in these Conditions shall be to the rate of interest applicable to the Notes in question.

(4) Calculation of Interest

The amount of interest payable in respect of any Note for any Interest Period shall be calculated by the Calculation Agent by multiplying the Rate of Interest, the principal amount of such Notes and the actual number of days elapsed in such Interest Period and then dividing the product thereof by 365 days (half a cent being rounded upwards).

6. Redemption and Purchase

(1) Final redemption

Unless previously purchased and cancelled, the Notes will be redeemed at their principal amount on the Interest Payment Date falling on, or nearest to, (i) in the case of the Tranche A Notes, June 7, 2004 and (ii) in the case of the Tranche B Notes, June 7, 2005. The Notes may not be redeemed at the option of the Issuer other than in accordance with this Condition.

(2) Purchases

The Issuer, the Guarantor or any subsidiary of the Guarantor may at any time purchase Notes (provided that, in the case of Notes represented by a Global Note, such Notes are purchased together with the right to receive payments of interest thereon and, in the case of any Definitive Notes, all unmatured Coupons appertaining thereto are surrendered therewith) in the open market or by private treaty at any price. If purchases are made by tender, tenders must be available to all holders of the Notes alike. Any Notes purchased pursuant to this Condition 6(2) may be held, reissued, resold or surrendered to the Principal Paying Agent for cancellation.

7. Payments

(1) Method of Payment

Subject as provided below, payments will be made by transfer to a Settlement Account (as defined below). Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in Hong Kong or in any other such place of payment.

For the purpose of this Condition 7(1), "**Settlement Account**" means, in relation to a payee which is a licensed bank, the account maintained by that payee with the Operator through which its own clearing balance is settled or, in relation to a payee which is not a licensed bank, the account maintained by its designated correspondent bank with the Operator for the purpose of settling, *inter alia*, interbank payments.

(2) Presentation of Notes and Coupons

(i) *Global Notes:* Payments of principal and interest in respect of the Notes represented by any Global Note will (subject as provided below) be made in Hong Kong dollars in the manner specified above and otherwise in the manner specified in the relevant Global Note, against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent. A record of each such payment of principal will be made on such Global Note by any Paying Agent and of each such payment of interest either on the Global Note or in the records of any Paying Agent and such record shall be prima facie evidence that the payment in question has been made.

The holder of the relevant Global Note (or, as provided in the Trust Deed, the Trustee) shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer's obligation will be discharged by payment to, or to the order of, the holder of such Global Note (or the Trustee, as the case may be) with respect to each amount so paid. Without prejudice to the provisions of the Deed Poll, no person, other than the holder of the relevant Global Note, shall have any claim against the Issuer in respect of payments due on that Global Note.

(ii) *Definitive Notes:* Payments of principal in respect of Definitive Notes will (subject as provided below) be made in Hong Kong dollars against presentation or surrender, as the case may be, of Definitive Notes and payments of interest in respect of the Definitive Notes will (subject as provided below) be made in Hong Kong dollars against presentation or surrender, as the case may be, of Coupons, in each case at the specified office of any Paying Agent.

(iii) *Coupons:* Definitive Notes should be presented for payment together with all unmatured Coupons appertaining thereto. Upon the date on which any such Note in definitive form becomes due and payable, unmatured Coupons relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

(iv) *Payments on business days:* A Note or Coupon may only be presented for payment and payment will only be made on a day which is a business day in the place of presentation (and, in the case of payment by transfer to a Settlement Account, in Hong Kong). No further interest or other payment will be made as a consequence of the day on which the relevant Note or Coupon may be presented for payment under this paragraph falling after the due date. In this Condition, "**Business Day**" means (i), if the relevant Note(s) is/are not lodged with the CMU, any day (other than a Saturday or Sunday) on which banks are open for business in the relevant place or, if the relevant Note(s) is/are lodged with the CMU, any day (other than a Saturday or Sunday) on which the CMU is operating and (ii), in the case of payment by transfer to a Settlement Account as referred to above, any day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in Hong Kong.

(v) *Interest payable:* If the due date for redemption of any Definitive Note is not an Interest Payment Date, interest (if any) accrued with respect to such Note from and including the preceding Interest Payment Date or, as the case may be, Issue Date shall be payable only against presentation or surrender of the relevant Definitive Note.

(3) Paying Agents

The initial Paying Agent and its initial specified office are listed below. The Issuer reserves the right at any time to vary or terminate the appointment of the Paying Agent and appoint additional or another/other Paying Agents, provided that it will maintain a Paying Agent having a specified office in Hong Kong. Notice of any change in the Paying Agent or its specified office will be given promptly to the Noteholders in accordance with these Conditions.

8. Taxation and Withholding

All payments of principal and/or interest in respect of the Notes and the Coupons will be made subject to withholding or deduction for or on account of any present or future tax, duty or charge of whatsoever nature imposed or levied by or on behalf of Hong Kong or any other authority having power to levy tax in Hong Kong where such withholding or deduction is required by law to be withheld or deducted by the Issuer or the Guarantor. The full amount due of principal and/or interest will be paid, notwithstanding any requirement on the Issuer or the Guarantor to withhold or deduct from any payment of principal of and/or interest on the Notes in respect of any tax, duty or charge levied by any other jurisdiction.

Under current Hong Kong and British Virgin Islands law, no withholding tax is imposed in respect of payments of principal and/or interest made to holders of debt securities.

9. Events of Default

If any of the following events ("**Events of Default**") shall occur and be continuing:

(1) *Non-Payment:* there is a failure to pay the principal of or any interest on any of the Notes when due and such failure continues for a period of seven days in the case of principal and 14 days in the case of interest; or

(2) *Breach of Other Obligations:* the Issuer or the Guarantor does not perform or comply with any one or more of its other obligations in the Notes or (to the extent it relates to the Notes) the Trust Deed which default is incapable of remedy or, if in the opinion of the Trustee capable of remedy, is not in the opinion of the Trustee remedied within 30 days after notice of such default shall have been given to the Issuer or, as the case may be, the Guarantor by the Trustee requiring the same to be remedied; or

(3) *Cross-Default:* (i) any other present or future indebtedness of the Issuer or the Guarantor or any of the Principal Subsidiaries for or in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its stated maturity, or (ii) any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (iii) the Issuer or the Guarantor or any of the Principal Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of any moneys borrowed or raised, provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect or which one or more of the events mentioned above in this paragraph (3) have occurred equals or exceeds US$50,000,000 or its equivalent (as reasonably determined by the Trustee); excluding those non-payments referred to in (i), (ii) or (iii) above of this paragraph (3) which are contested in good faith by the Issuer or the Guarantor or the relevant Principal Subsidiary by appropriate proceedings on the basis that such indebtedness was not due or was not capable of being considered due and, in respect of which, the Issuer or the Guarantor or the relevant Principal Subsidiary has sufficient resources to settle such liability; or

(4) *Enforcement Proceedings:* a distress, attachment, execution or other legal process is levied, enforced or sued out on or against a material part of the property, assets or revenues of the Issuer or the Guarantor or any of the Principal Subsidiaries and is not discharged or stayed within 30 days and which has a material adverse effect on the ability of the Issuer or the Guarantor to perform their respective obligations under the Notes; or

(5) *Security Enforced:* any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Issuer or the Guarantor or any of the Principal Subsidiaries becomes enforceable and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, manager or other similar person); or

(6) *Insolvency:* the Issuer or the Guarantor or any of the Principal Subsidiaries stops payment to creditors generally or is or admits to being unable to pay its debts within the meaning of any applicable legislation relating to insolvency, bankruptcy, liquidation or winding up (or analogous proceedings) provided that, if the Issuer or the Guarantor or any of the Principal Subsidiaries which has all or a material part of its assets in Hong Kong is held by a foreign court to be

insolvent or unable to pay its debts, such decision shall not constitute an Event of Default under this Condition 9(6) unless the equivalent decision is made by a court in Hong Kong or, if not so, such decision has been recognised by a court in Hong Kong with any insolvency proceedings commenced in Hong Kong on the basis of that decision; or

(7) *Winding-up:* an order is made in the British Virgin Islands, Hong Kong or such other relevant jurisdiction where any Principal Subsidiary is located or an effective resolution passed for the winding-up or dissolution of the Issuer or the Guarantor or any of the Principal Subsidiaries, or the Issuer or the Guarantor ceases or threatens to cease to carry on all or a material part of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (i) on terms approved by the Trustee or an Extraordinary Resolution of the Noteholders or (ii) in the case of a Principal Subsidiary, whereby the undertaking and assets of the Principal Subsidiary are transferred to or otherwise vested in the Issuer or the Guarantor (as the case may be) or another of the Principal Subsidiaries; or

(8) *Nationalisation:* any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the assets of the Issuer, the Guarantor or any of the Principal Subsidiaries; or

(9) *Ownership:* the Issuer ceases to be wholly-owned and controlled by the Guarantor; or

(10) *Authorisation and Consents:* any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done in order (i) to enable the Issuer and/or the Guarantor lawfully to enter into, exercise their respective rights and perform and comply with their respective obligations under the Notes and the Trust Deed, (ii) to ensure that those obligations are legally binding and enforceable and (iii) to make the Notes and the Trust Deed admissible in evidence in the courts of Hong Kong is not taken, fulfilled or done; or

(11) *Illegality:* it is or will become unlawful for the Issuer and/or the Guarantor under the laws of the British Virgin Islands or Hong Kong (as relevant) to perform or comply with any one or more of its obligations under any of the Notes or the Trust Deed; or

(12) *Guarantee:* the Guarantee is not (or is claimed by the Guarantor not to be) in full force and effect,

then:

(i) the Trustee at its discretion may declare the Notes immediately due and repayable;

(ii) except in the case of the event described in paragraph (1) above, the Trustee shall, if so directed either in writing by the holders of at least 25 per cent. in principal amount of the Notes of both tranches then outstanding or by Extraordinary Resolution of the holders of all of the Notes of both tranches, declare all of the Notes of both tranches immediately due and repayable; and

(iii) the Trustee shall, if so directed either in writing by the holders of at least 25 per cent. in principal amount of all the Notes of any tranche then outstanding or by Extraordinary Resolution of the holders of all the Notes of any tranche, declare the Notes of that tranche immediately due and repayable,

provided that, in the case of any event described in paragraphs (2), (3), (6) (in the case of the Principal Subsidiaries) or (7) (in the case of the Principal Subsidiaries) above, the Trustee shall have first certified that in its opinion such event is materially prejudicial to the interests of the holders of Notes, whereupon the relevant Notes shall become so due and repayable at their principal amount together with accrued interest (if any). If the Notes become due and repayable pursuant to this Condition 9, they shall continue to bear interest in accordance with the provisions of these Conditions, which will continue to apply.

At any time after the Notes shall have become immediately due and repayable pursuant to this Condition 9 or otherwise, the Trustee may, at its discretion and without further notice, institute such proceedings as it may think fit against the Issuer or the Guarantor to enforce repayment of the principal of the Notes, together with accrued interest, and to enforce the provisions of the Trust Deed, but it shall not be bound to take any such proceedings unless (i) it shall have been so directed by an Extraordinary Resolution of the holders of both tranches of Notes or so requested in writing by persons holding at least 25 per cent. in principal amount both all tranches of Notes then outstanding (as defined in the Trust Deed) or (ii) it shall have been directed by an Extraordinary Resolution of the holders of all the Notes of any tranche or so requested in writing by persons holding at least 25 per cent. in principal amount of all the Notes of any tranche then outstanding (as defined in the Trust Deed), and (iii) it shall have been indemnified to its satisfaction.

No holder of a Note or beneficiary under the Deed Poll shall be entitled to proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound in accordance with the Trust Deed so to proceed, fails to do so within a reasonable period and such failure is continuing.

For the purposes of this Condition 9, "**Principal Subsidiary**" means at any time a Subsidiary of the Guarantor:

(i) whose profit (after taxation and before extraordinary items) attributable to the Guarantor (as relevant) represents at least 25 per cent. of the consolidated profit (after taxation and before extraordinary items) of the Guarantor and its consolidated Subsidiaries or whose total net assets attributable to the Guarantor exceed 25 per cent. of the consolidated total net assets of the Guarantor and its consolidated Subsidiaries, all as calculated by reference to the then latest audited financial statements (consolidated or unconsolidated, as the case may be or where no audited consolidated accounts are available calculated by reference to the consolidated management accounts applicable to such Subsidiary as certified as being true and accurate by a director of the Guarantor) of such Subsidiary and the then latest audited or unaudited consolidated financial statements of the Guarantor; or

(ii) to which is transferred the whole or substantially the whole of the assets and undertaking of a Subsidiary which immediately prior to such transfer is a Principal Subsidiary

and for such purpose, a report by the auditors of the Guarantor (as relevant) that in their opinion a Subsidiary is or is not or was or was not a Principal Subsidiary shall, in the absence of manifest error, be conclusive and binding on the Issuer, the Guarantor and the Noteholders.

10. Meetings, Modification of Conditions, Waiver and Substitution

(1) Generally

The Trust Deed contains provisions for convening meetings of the holders of Notes of one or both tranches for the time being outstanding (as defined in the Trust Deed) to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of, or an arrangement in respect of, the Conditions and the provisions of the Trust Deed. Such a meeting may be convened by the Issuer, the Guarantor or the Trustee at any time and shall be convened by the Trustee upon written request by Noteholders holding not less than 10 per cent. in principal amount of the Notes of any one or both tranches for the time being outstanding. A resolution duly passed at any such meeting shall be binding on the holders of Notes of the relevant tranche or tranches whether present or not. The quorum at any such meeting for passing an Extraordinary Resolution of the holders of Notes of the relevant tranche or tranches shall be two or more persons holding or representing a clear majority in principal amount of the Notes of the relevant tranche or tranches for the time being outstanding, or, at any adjourned meeting, two or more persons being or representing holders of Notes of the relevant tranche or tranches, whatever the principal amount of the Notes so held or represented, except that, at any meeting the business of which includes the modification of certain material conditions of the Notes or of certain provisions of the Trust Deed (as set out therein), the necessary quorum for passing an Extraordinary Resolution shall be two or more persons holding or representing not less than three-quarters, or at any such adjourned meeting, not less than one-quarter, of the principal amount of the Notes of the relevant tranche or tranches for the time being outstanding. So long as the Notes of any tranche are represented by a Global Note, the holder of the Global Note shall be treated as being two persons for the purposes of any quorum requirements for a meeting of Noteholders and, at any such meeting, as having one vote in respect of each Note of that tranche for which the Global Note may be exchanged.

(2) Trustee's Discretions

The Trustee may, subject as aforesaid, without the consent of the holders of Notes (or of the holders of any one tranche of Notes) at any time and from time to time:

(i) agree to any modification of the provisions of the Trust Deed or the Notes (either generally or in relation to any one or both tranches of Notes) which, in the opinion of the Trustee, is of a formal, minor or technical nature, is made to correct a manifest error, or which may be proper to make, provided that the Trustee is of the opinion that such modification is not materially prejudicial to the interests of the holders of Notes or, as the case may be, the holders of Notes of the relevant tranche or tranches; or

(ii) waive or authorise any breach or proposed breach by the Issuer and/or the Guarantor of the provisions of the Trust Deed or the Notes (either generally or in relation to any one or both tranches of Notes) or any other act or omission which is or would or might otherwise on its own or together with any other act or omission constitute an Event of Default which, in the opinion of the Trustee, is not materially prejudicial to the interests of the holders of Notes or, as the case may be, the holders of Notes of the relevant tranche or tranches, or determine that such first mentioned act or omission shall, notwithstanding Condition 9, not be an Event of Default.

Any such modification, waiver, authorisation or determination shall be binding on all the holders of Notes or, as the case may be, the holders of Notes of the relevant tranche and, unless the Trustee agrees otherwise, any such modification shall be notified by the Issuer to the holders of Notes or, as the case may be, the holders of Notes of the relevant tranche as soon as possible thereafter.

(3) Substitution

Subject as provided in the Trust Deed, the Trustee may agree, without the prior consent of the Noteholders or Couponholders to the substitution of (i) a subsidiary (as defined in the Trust Deed) of the Issuer or the Guarantor in place of the Issuer or any previous substitute as principal debtor under the Notes and any Coupons or the Notes and any Coupons of any one tranche and the Trust Deed in respect of such Notes and Coupons, or (ii) a successor in business to the Issuer or the Guarantor in place of the Issuer or the Guarantor (as the case may be) or any previous substitute provided that, in the case of both (i) and (ii), such substituted company (the "**New Company**") executes a trust deed or some other form of undertaking in form and manner satisfactory to the Trustee, agreeing to be bound by the provisions of the Trust Deed and the Deed Poll with any consequential amendments which the Trustee may deem appropriate as fully as if the New Company had been named in the Trust Deed and the Deed Poll in place of the Issuer or the Guarantor (or of the previous substitute), as the case may be.

Any substitution pursuant to this Condition 10 shall be binding on the Noteholders and the Couponholders (if any) and, unless the Trustee agrees otherwise, shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 12.

11. Prescription

The right of the holder to receive any payment under the Notes shall become void 12 years (in the case of principal) or six years (in the case of interest) after the Relevant Date for such payment.

For the purposes of this Condition 11, the "**Relevant Date**" in relation to any payment due on a Note means the date on which such payment first becomes due, except that if the full amount of the moneys payable on such date in respect of such Note has not been received by the Paying Agents on or prior to such date, the "Relevant Date" means the date 14 days after the date on which notice is duly given to the holder of this Note in accordance with Condition 12 that such moneys have been so received.

12. Notices

(1) Global Notes

Until such time as any Definitive Notes are issued and so long as the Global Note is held in its entirety on behalf of the Operator, any notice to the holders of the Notes shall be validly given by the delivery of the relevant notice to the Paying Agents and the Operator for communication to the holders of the Notes. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to the Paying Agents and the Operator.

(2) Definitive Notes

Any notice to the holder of any Definitive Note shall be validly given if published (i) in the South China Morning Post in Hong Kong or, if that newspaper shall cease to be published or timely publication therein shall not be practicable, in another English language newspaper with general circulation in Hong Kong; and (ii) in the Hong Kong Economic Journal in Hong Kong or, if that newspaper shall cease to be published or timely publication therein shall not be practicable, in another Chinese language newspaper with general circulation in Hong Kong or, in either case, in such other manner as the Issuer, with the approval of the Trustee, shall determine. Any such notice shall be deemed to have been given on the date of first publication in an English or Chinese language newspaper. Couponholders (if any) will be deemed for all purposes to have notice of the contents of any notice given to the holders of Definitive Notes in accordance with this Condition 12.

(3) Notices from Noteholders

If Definitive Notes have been issued, notices to be given by any holder of the Notes shall be in writing and given by lodging the same, together with the relevant Note or Notes, with the Trustee (with a copy to the Paying Agents). While any Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Paying Agents in such manner as the Trustee, the Paying Agents and the Operator may approve for this purpose.

13. Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further Notes which are (a) expressed to be consolidated and form a series with the Notes; and (b) identical to the Notes in all respects except for their respective issue prices, Issue Dates and Interest Commencement Dates and the dates of first payment of interest on them, and so that the same shall be consolidated and form a single series with the Notes, and references in these Conditions to Notes include (unless the context requires otherwise) any other notes issued pursuant to this Condition and forming a single series with the Notes.

14. Replacement of Notes

Any Note (including for the purposes of this Condition any Coupon) which is lost, stolen, mutilated, defaced or destroyed may be replaced (if it is in definitive form) at the specified office of the Paying Agents upon payment by the claimant of the expense incurred in connection therewith and on such terms as to evidence, indemnity, security or otherwise as the Issuer may require. Mutilated or defaced Notes must be surrendered before replacements will be issued.

15. Indemnification of Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility. The Trustee is entitled to enter into business transactions with the Issuer or the Guarantor without accounting for any profit resulting therefrom.

16. Governing Law and Jurisdiction

(1) Governing law

The Notes and the Coupons are governed by, and shall be construed in accordance with, the laws of Hong Kong.

(2) Jurisdiction

The Issuer and the Guarantor hereby irrevocably agree that the courts of Hong Kong are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with the Notes and that accordingly any suit, action or proceedings (together in this Condition 16 referred to as "**Proceedings**") arising out of or in connection with the Notes must be brought in such courts.

17. Agent for Service of Process

The Issuer agrees that process in connection with Proceedings in the courts of Hong Kong will be validly served on it if served upon The Wharf (Holdings) Limited at 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong (or otherwise at its registered office for the time being, as notified in writing to the Trustee).

RISK FACTORS

Potential investors in the Notes should carefully consider all the information set out in this Prospectus, including the risk factors highlighted below.

Risks relating to the Group

Economic, political and legal developments in Hong Kong could affect Wharf's business

Most of Wharf's property interests and other assets are located in Hong Kong and a substantial portion of Wharf's revenue is derived from Hong Kong. Accordingly, Wharf's results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal developments in Hong Kong. In particular, rental revenues and property values are affected by changes in the general economic climate and local conditions, such as an oversupply of space or a reduction in demand for real estate or real estate of a particular type or grade in an area, competition from other available space and increased operating costs. Rental revenues and property values are also affected by such factors including, but not limited to, political developments, government regulations and changes in zoning or tax laws, interest rate levels, inflation and deflation, unemployment levels, the availability of financing and yields of alternative investments. The leasing of real estate in Hong Kong is highly competitive. The principal means of competition are rental rates, location, amenities and condition of the facility to be leased. Hong Kong rentals and values are sensitive to such factors resulting in rapid, substantial increases and decreases in rental and valuation levels.

The rapid pace of technological change and the highly competitive environment for the Group's communications, media and entertainment businesses may adversely affect the Group's results in this segment

The Group's subsidiary, i-CABLE Communications Limited, supplies subscription television, Internet access and related services — businesses that are characterised by rapidly changing technology, industry standards and subscriber needs. The market for these services in Hong Kong is highly competitive. The rapidly emerging nature of these services may require i-CABLE Communications Limited to respond quickly to changes in these markets. i-CABLE Communications Limited may not be able to successfully respond quickly or in a cost effective manner to these developments. The Group's telecommunications subsidiary, Wharf New T&T Limited, operates in an increasingly deregulated and liberalised marketplace. The pace of change and level of competition in the telecommunications market may result in changes causing Wharf New T&T Limited to accept price reductions, reduced gross margins or lower market share, any of which could affect the Group's profitability.

Restrictions on direct shipping between mainland China and Taiwan, which benefit the Group's logistics business, could be relaxed or removed

The Group's subsidiary, Modern Terminals Limited, operates container terminals at Kwai Chung in Hong Kong. Hong Kong serves as the transfer point for substantially all shipping traffic between Taiwan and mainland China. Most of the shipping traffic is routed through Hong Kong because of governmental restrictions on direct shipping between mainland China and Taiwan. These restrictions have recently been relaxed very slightly, and direct shipping between Taiwan and mainland China has commenced on a very limited basis. If these restrictions were further relaxed or eliminated, the Group's logistics business in Hong Kong could be adversely affected.

Investments in mainland China

Some of Wharf's assets are located in mainland China and a portion of Wharf's revenue is derived from mainland China. It is also expected that further investments in mainland China will be made in the future. The business activities of the Group in mainland China may be affected by changes in economic policies in mainland China including changes in laws, regulations, or the interpretation thereof, taxation, levels of contribution by provincial governments to the central government, restrictions on currency conversion, imports and sources of supplies, or the expropriation of private enterprises. Although the Government of mainland China has been pursuing economic reform policies since 1979, no assurance can be given that such policies may not be significantly altered.

Risks relating to the Notes

Market for and trading price of the Notes

Although market making agreements have been made for the Notes, there can be no assurance that an active secondary trading market will develop for the Notes following their issue. In addition, the market making arrangements do not ensure that members of the public will have access to a firm bid price or a firm offer price for the Notes in a principal amount which they wish to purchase or sell. Furthermore, the Notes could be traded in the secondary market at prices that may be higher or lower than the Initial Purchase Price depending on many factors, including prevailing interest rates, Wharf's results of operations and its perceived credit quality and the market for any similar securities.

Effective subordination of the Guarantee

Wharf is a holding company whose main assets are shares in its subsidiaries. Wharf's ability to fulfil its obligations under the Guarantee depends on Wharf receiving dividends, distributions, interest and advances from its subsidiaries and associated companies. In the event of insolvency or dissolution of a subsidiary claims of creditors of these subsidiaries, including trade creditors, lenders and all other creditors, will have priority as to the assets of the subsidiaries before any distributions are made to the Guarantor in respect of the Guarantor's shares in its subsidiaries.

USE OF PROCEEDS

The proceeds of issue of the Notes will be on-lent by the Issuer to Wharf, which will use such proceeds for its general corporate purposes.

Overview

The Wharf (Holdings) Limited ("**Wharf**" and together with its subsidiaries and associates, the "**Group**"), founded in 1886, is strategically focused on its businesses in Hong Kong and China. Driven by strong recurrent earnings and value creation opportunities originating from its flagship Harbour City property, the Group's substantial property investments are complemented by major investments in logistics through interests in containers and sea/air terminals and in communications, media and entertainment businesses.

The Group's five core assets are Harbour City and Times Square (property), Modern Terminals (logistics) and i-CABLE and Wharf New T&T (communications, media and entertainment). Each of the five core assets has become an established brand name in Hong Kong. Times Square and Modern Terminals are now building their brand names in China. These five core assets accounted for approximately 90 per cent. of the Group's assets as at December 31, 2001.

Wharf's shares are listed on The Stock Exchange of Hong Kong Limited (stock code 0004). Wharf's largest shareholder is Wheelock and Company Limited ("**Wheelock**") which, together with its subsidiaries or associates, owns a total of approximately 50.73 per cent. of Wharf's issued share capital.

The Group's operations are organised into its three principal businesses which are operated pursuant to three intermediate holding companies: property (Wharf Estates Limited); China (Wharf China Limited); and communications, media and entertainment (Wharf Communications Limited). Further details of these businesses are set out below.

Segmental financial information relating to the Group's revenue, results, assets and liabilities, by each business segment, is contained in note 2 to the Group's accounts in this Prospectus.

Property

Harbour City

The Group's flagship property, Harbour City, is located at the tip of the Tsimshatsui peninsula and is adjacent to an excellent transportation network. Harbour City consists of 8.29 million square feet of offices, serviced apartments, hotels, retail shops and approximately 2,000 car parking spaces. As at December 31, 2001, Harbour City accounted for approximately 50 per cent. of the Group's assets and contributed recurrent earnings of HK$2,964 million in 2001. Harbour City also contains Ocean Terminal which is Hong Kong's only international cruise terminal.

The five Gateway office towers facing Victoria Harbour are popular with tenants, especially larger users. The older towers along Canton Road are being renovated. The offices in Ocean Centre remain in demand due to their excellent location. Harbour City office tenants include a large cluster of China business operators positioning themselves in anticipation of the opportunities arising from China's entry into the World Trade Organisation ("**WTO**"). More China-focused corporate tenants are expected to choose Harbour City in the future.

The Gateway Apartments are serviced apartments with configurations ranging from studios to three bedroom apartments. The average duration of leases is between nine and eighteen months. Tenants have direct access to the shopping podium of Harbour City, as well as to the Pacific Club which offers approximately 140,000 square feet for leisure and exercise, including one of the largest private gymnasiums in Hong Kong. A number of multinational corporations have put Gateway Apartments on their preferred short list for expatriate housing and they account for more than 50 per cent. of the current leases.

Harbour City's three hotels are The Marco Polo Hongkong Hotel (67 per cent. owned by the Group), The Marco Polo Gateway and The Marco Polo Prince. Hotel occupancy rates are largely dependent on the number of international business and leisure travellers to Hong Kong from time to time together with the increasing number of mainland China visitors.

Harbour City: area/occupancy/anchor tenants

	Area (square feet)	Occupancy as at December 31, 2001	Anchor Tenants
Offices			
Gateway I - Towers 1 & 2	1,128,000	95%	- Ernst & Young - Nike - Sony - United Airlines
Gateway II - Towers 3 & 5	820,000	88%	- CMG Asia - Karstadt Quelle - Prudential - Schlumberger - Sears
Gateway II - Tower 6	750,000	45%	- AIA - DuPont - EMI - GlaxoSmithKline - JAL
Harbour City (excluding Gateway I and II)	1,748,000	88%	- APL - Eagle Star - Hasbro - Hitachi - Mattel
Service Apartments			
Gateway Apartments	670,000 (499 units)	85%	
Retail			
Harbour City	1,901,000	96%	- City'Super - Golden Gateway Multiplex - Gucci - I.T - Joyce - Lane Crawford - Louis Vuitton - Marks & Spencer - Polo Ralph Lauren - Prada - Toys"R"Us
Hotels	1,270,000		
The Marco Polo Hongkong Hotel	(665 rooms)	78%*	
The Marco Polo Gateway	(438 rooms)	84%*	
The Marco Polo Prince	(396 rooms)	91%*	

* *Average occupancy throughout the year*

Harbour City's retail podium has 700 shops and restaurants as well as cinemas. The property management team at Harbour City strives to ensure retail tenants also benefit from other value-added services. Using the "Shoppertainment" concept, the team is aiming to transform Harbour City and Canton Road into more than just a shopping hub. Outdoor live music performances are popular during weekends and holidays. The "Harbour City Book Cafe" gives shoppers an opportunity to enjoy arts. "Fashion In Motion" shows are crowd-pleasers and a good way for shoppers to keep up with the latest trends and designs.

Harbour City's retail tenant mix as at December 31, 2001 was as follows:-

	% by Area	% by Revenue
Fashion & Related Accessories	31.4	45.5
Restaurant, Fast Food, Food & Beverage	18.0	9.5
Department Stores, Confectionery Products	15.0	11.4
Children's Wear & Related Trades, Toys	8.9	5.0
Leather Goods - Shoes, Bags, Luggage	5.9	9.1
Others	20.8	19.5
	100.0	100.0

Plans are moving ahead to further enhance Harbour City. The Group has obtained in-principle approval to build a ferris wheel at the tip of Ocean Terminal. This project will add critical mass to Harbour City as a retail and entertainment destination, and the ferris wheel will become a prominent feature of the Hong Kong skyline. In addition, the Hong Kong Government and the Hong Kong Tourism Board are involved in a beautification project along the Tsimshatsui promenade. Centred around a dragon theme, the project is expected to attract more people to the area. The Kowloon-Canton Railway has also begun building a link to the Tsimshatsui "Star" Ferry area from its Hunghom Station that will be completed in 2004. This link will make Canton Road an even more prominent location with an ideal transportation network. The Group's "Star" Ferry is the key water link between Tsimshatsui and Hong Kong Island. Redevelopment of the "Star" Ferry's pier on the Hong Kong side and redesign of its pier on the Kowloon side will further enhance "Star" Ferry's importance as a major mode of local transport as well as a major tourist attraction.

Times Square

Times Square is a landmark property located in Causeway Bay, Hong Kong's busiest shopping district and has been named one of Hong Kong's top ten tourist attractions by the Hong Kong Tourism Board. For the year ended December 31, 2001, Times Square generated a strong recurrent rental income of more than HK$900 million in 2001 and accounted for approximately 20 per cent. of the Group's assets as at December 31, 2001. Times Square consists of 2.0 million square feet of Grade A office space, a retail podium and over 700 car parking spaces.

Times Square: area/occupancy/anchor tenants

	Area (square feet)	Occupancy as at December 31, 2001	Anchor Tenants
Office	1,033,000	92%	- AT&T - Coca-Cola - Disney - Lucent - Motorola - NatWest - NCR - Shell
Retail	936,000	98%	- Bally - Broadway - City'Super - Disney Store - Fortress - Lane Crawford - Marks & Spencer - Max Mara - UA Cinema - Versace

The Times Square retail complex has been creatively segmented into themed floors, thereby establishing several "mini shopping hubs" for specific types of goods and merchandise. For example, the seventh and eighth floors have formed a hub for electronic appliances and have now become the preferred place for most locals as well as tourists to shop for audio-visual and other electronic products. Tenants range from general electrical appliances stores to highly specialized home theatre showrooms. The Food Forum consists of four consecutive floors housing 18 restaurants with a variety of cuisines. Three other core offerings of Times Square are in themselves major destinations for shoppers - the luxury fashion and home furnishings retailer Lane Crawford, the niche lifestyle specialty store City'Super and the four-screen UA Times Square Cinema complex.

Projects under Development

As at December 31, 2001, the Group's total development portfolio amounted to 5.6 million square feet. The Group anticipates being active in the residential sales market in 2002.

Major residential property developments	Gross Floor Area (square feet)	Total Units	% Owned	Status
Sorrento Phase I	1,296,000	1,272	33%*	Under construction
Sorrento Phase II	1,235,000	854	33%*	Under construction
Bellagio Phase I/II	1,418,000	1,704	33%	Under construction
Bellagio Phase III/IV	1,381,800	1,650	33%	Under design planning
Mountain Court	49,900	16	100%	Completed for lease
Chelsea Court	43,000	20	100%	Completed for lease
No. 1 Plantation Road	97,000	48	100%	Under construction
Gough Hill Path	24,700	7	100%	Under construction
Kowloon Godown	2,300,000	—	**	Under planning submission
Yau Tong Godown	244,000	—	100%	Under planning submission
Yau Tong Bay joint venture project	10,843,000	—	15.6%	Under planning submission

* *Effective ownership*
** *A joint venture with details under discussion*

Sorrento, a joint venture project above the MTR's Kowloon Station, is equally owned by a five-member consortium comprising Wheelock, New Asia Realty and Trust Company, Limited ("**New Asia Realty**"), Realty Development Corporation Limited, Wharf and Wharf's subsidiary Harbour Centre Development Limited. The total development area for the two phases is 2.5 million square feet offering 2,126 units in total. In November 2001, Phase I comprising 1,272 units in three towers was launched with an initial target to sell 600 units. The response exceeded expectation. Proceeds totalled about HK$3.5 billion by the end of 2001. Sales proceeds achieved in the first quarter of 2002 were HK$700 million. Completion of Phase II, two towers consisting of 854 units, is expected in the first quarter of 2004. The soft-launch or pre-sale may start as early as the fourth quarter of 2002.

Bellagio, a joint-venture development at Sham Tseng on the western shore of the New Territories, is equally owned by Wheelock, New Asia Realty and the Group. With 2.8 million square feet in gross floor area, it is being developed into 3,354 units in eight towers under four phases. Bellagio directly faces the Tsing Ma bridge - the world's longest double-deck suspension bridge - and has a waterfront location. Construction work for all four phases is progressing according to schedule. Completion of Phase I, covering 850 units in two towers, is scheduled for late 2002 and the pre-sale launch is planned for the second half of 2002.

The Group's Peak portfolio on The Peak on Hong Kong Island primarily consists of four properties. Two properties, Mountain Court and Chelsea Court, were completed in 2001 and have been leasing well in the high-end luxury rental market. The property at No.1 Plantation Road is expected to be completed by mid-2002. Redevelopment of a fourth property, 3-5 Gough Hill Path, is also progressing according to schedule. These four properties have a total gross floor area of 214,600 square feet.

After the successful sale of various development projects totalling 1.1 million square feet, including Galaxia, Serenade Cove and Nelson Court, in July 2001 Wharf acquired a 15.6 per cent. interest in a consortium to develop a property in Yau Tong Bay, Kowloon. Subject to approval of the planning application, this development could contribute as much as 1.6 million square feet in gross floor area to the Group.

China

Hotels

In addition to the three Group-owned Marco Polo hotels which form part of Harbour City, the Group operates four other Marco Polo hotels under management contracts. Two of the managed hotels are in mainland China, those being the 350-room The Marco Polo Xiamen which opened in November 1996 and the 300-room The Marco Polo Beijing which opened in December 2001 in a prime location. The other two are in Saigon (Vietnam) and Davao (Philippines). With China's entry into the WTO and the Group's presence in Beijing and Xiamen, opportunities may become available to roll out the Marco Polo Hotel brand and business model in other cities in China.

Property

The Group's strategy is to develop and manage high-quality investment properties in major cosmopolitan cities in China through its successful "Times Square" brand.

	Project Nature	Gross Floor Area (square feet)	Status	Completion
Beijing Capital Times Square	Commercial	1,295,000	Completed for lease	
Shanghai Times Square	Commercial/Residential	1,211,000	Completed for lease	
Chongqing Times Square	Commercial/Residential	1,607,000	Under construction	2004
Shanghai Wellington Garden	Residential	572,000	Under planning	2005
Shanghai Parc Royal	Commercial/Residential	783,000	Under planning	2005
Shanghai Wheelock Square	Commercial	1,575,000	Under planning	2006

Beijing Capital Times Square is a retail and office development with 1.3 million square feet in gross floor area, and Shanghai Times Square is a retail, office and apartment development with 1.2 million square feet in gross floor area. Both projects have excellent locations.

The Central Government of mainland China is committing significant resources to promoting its "Go West" master plan. As a result, fresh investments as well as demand for high quality office and residential premises within that region are likely to increase. Chongqing Times Square, in Sichuan province, the Group's third Times Square project, is currently under construction and is well positioned to benefit from the Go West emphasis. This retail, office and residential development has a total gross floor area of 1.6 million square feet and an estimated construction cost of approximately HK$1 billion. Together with the Times Square properties in Beijing and Shanghai, this project will bring the total Times Square footage in mainland China to 4.1 million square feet.

In Shanghai, Shanghai Wheelock Square, located on top of a major subway station along Nanjing Xi Road, is presently under planning with 1.6 million square feet in gross floor area. Targeted completion for the whole development is expected in 2006. This will be a prime office building in the centre of Shanghai

and will house the Group's China offices. Construction work for two other projects located along Huai Hai Xi Road is scheduled to commence in 2002. Parc Royal will have a gross floor area of 783,000 square feet, while Wellington Garden will have a gross floor area of approximately 572,000 square feet. Completion of these two developments is expected to occur in 2005.

Logistics

The value of the Group's 55.3 per cent. interest in Modern Terminals Limited, a leading operator of value-added container terminal services in the South China region, now represents more than 10 per cent. of the Group's business assets. Modern Terminals' principal business is the operation of container terminals 1, 2, 5 and 8 (West) at Kwai Chung.

Key operating and financial highlights

	2001	**2000**	**1999**	**1998**	**1997**
Container handling capacity at Kwai Chung (Twenty foot equivalent units ("**TEUs**") in millions)	4.03	3.70	3.40	3.40	3.17
Throughput (TEUs in millions)	3.52	3.36	2.82	2.51	2.04
Headcount	1,179	1,184	1,294	1,328	1,336
TEUs per headcount	2,985	2,840	2,177	1,889	1,525
Market share	30.7%	28.6%	27.1%	26.3%	21.6%

Modern Terminals' professional management team has been successful in implementing numerous measures to re-engineer its operations into a customer-focused organisation with substantial improvements in efficiency and productivity. Since 1997, the average cost per TEU handled has been reduced by as much as 50 per cent., and staff productivity in terms of TEUs per headcount increased to 2,985 from 1,525, representing a productivity gain of almost 100 per cent. By delivering a growth of 4.7 per cent. in the number of TEUs handled for the year ended 2001, Modern Terminals' market share in Kwai Chung expanded to 30.7 per cent. from 28.6 per cent. Over a five-year period, market share has increased from 21.6 per cent. As one of the world's most efficient container terminal operators, Modern Terminals' ability was further proven by a new world record set in February 2001 during which 1,884 containers were handled in 5 hours and 36 minutes, representing on average of 336 TEUs handled per berthing hour.

Due to the initial delay in dredging works, the completion date for the first berth of Container Terminal 9 (CT9) project will be delayed to early 2003. CT9 is being developed by a consortium of Modern Terminals, Hongkong International Terminals Limited and Asia Container Terminals (ACT) Limited. Upon completion of the CT9 project, together with further investments in and enhancements of its existing facilities, Modern Terminals will have a total capacity of 5.5 million TEUs. This more than 30 per cent. increase in capacity will provide meaningful economies of scale and further opportunities for productivity gains. It is expected that after the swap of two berths in CT8 with ACT is effected, a configuration of four contiguous berths in CT9 will provide additional synergies to Modern Terminals.

In China, Modern Terminals has obtained in-principle approval from the Central Government in Beijing for its plan to take up a 20 per cent. interest in the Shekou Container Terminal 2 project.

Communications, Media and Entertainment

i-CABLE Communications Limited

The business of i-CABLE, in which the Group has a 79 per cent. interest, consists of a Pay TV cable network and of being a broadband Internet service provider ("**ISP**") in Hong Kong.

Total Pay TV subscribers exceeded 560,000 at the end of 2001. i-CABLE will continue to build on its strategic Pay TV market position and focus on enhancement of programming, distribution, marketing and customer service. Measures to counter piracy have been introduced, including software upgrades for the encryption of the analogue service and acceleration of a much more secure digital service to replace analogue service. The analogue service will be shut down and close to half of the homes passed will have been converted to the new digital service by the middle of 2002. At the same time, concerted efforts are being made to seek more effective legislative protection in Hong Kong and tighter enforcement in both Hong Kong and China. In addition to digitisation of its transmission, i-CABLE is also digitising its production and broadcasting facilities. Digitisation will not only bring greater efficiency to programme production, but also facilitate multimedia content development, expand channel capacity and enhance revenue potential. In addition, it will pave the way for the introduction of interactive television and transactional services when the technology and market are ready.

With its estimated market share growing to about 30 per cent. in the residential sector, i-CABLE is one of the two largest broadband service providers in Hong Kong. At the same time, i-CABLE is one of the few broadband Internet service providers in the world that is profitable. i-CABLE's strategic market position and early mover advantage have proved to be a very significant competitive edge. With the rapid growth of the overall penetration of broadband in the market and i-CABLE's strategic competitive positioning, this business is expected to continue to represent a growth engine in the next few years. In the meantime, i-CABLE is considering introducing new products to upgrade this service to further enhance operational efficiency as well as to facilitate integration with future voice services.

Wharf New T&T Limited

Wharf New T&T, in which the Group has a 100 per cent. interest, is one of the leading telecom carriers and service providers in Hong Kong and it is in the process of transforming itself from a low-value international direct dial ("**IDD**") operator into a provider of high-value fixed telecommunication network services ("**FTNS**"). Wharf New T&T now holds a six per cent. share of the total fixed-line market in Hong Kong. However, high-value data lines are the fastest growing part of the business.

In 2001, a major contract was signed to provide Hong Kong Securities Clearing Company Limited with a secure and dedicated telecommunication infrastructure solution to upgrade its Central Clearing and Settlement System to a new IP-based CCASS/3 wide area network. This represents one of the largest and most critical data networks in Hong Kong and connects into about 600 securities firms. Completion of this project is expected in 2002. This was followed by an important contract for FinNet with the Securities and Futures Commission. FinNet is the financial network which interconnects all banking, securities and licensed financial institutions as well as the Hong Kong Government financial organizations to facilitate the exchange of financial and securities information. Wharf New T&T expects this project to be able to induce further business opportunities in the finance sector.

Among all telecom carriers and service providers in Hong Kong, Wharf New T&T has a market share of 35 per cent. of all dial-up ISP traffic and provides hosting to 55 per cent. of all active IDD operators in Hong Kong. Moreover, inroads are being made into the Financial Services Provider (FSP) sector. Wharf New T&T is capturing a share of market for the provision of high bandwidth backhaul and International Private Leased Circuits, particularly to mainland China. Wharf New T&T currently holds about 11 per cent. share of the business market.

Wharf New T&T's net installed base of residential fixed lines more than tripled to in excess of 40,000 lines at the end of 2001. Wharf New T&T has been introducing new and innovative products, for example, WebTone, which provides dial tone for Internet access, and JONR, a value-added mobile roaming service. An additional 312 kilometres of fibre were built in 2001, taking the total length of Wharf's fibre to 1,333 kilometres. Furthermore, two domestic submarine fibre routes were completed from Tong Fuk in Lantau to Chung Hom Kok on Hong Kong Island and from Chung Hom Kok to Sandy Bay - the biggest ever domestic submarine cable project in Hong Kong to provide backhaul diversity for international submarine cables. After aggressively rolling out network over the past few years, Wharf New T&T is now able to provide fixed lines to about 90 per cent. of the residents on Hong Kong Island and close to half of those in Kowloon, Tsuen Wan and Kwai Chung. Rollout will accelerate in 2002 and 2003 to the remaining parts of Hong Kong, including the New Territories.

In preparation for new FTNS operators entering the market in 2003, Wharf New T&T's selling capability, both direct and contracted, as well as sales fulfilment and after-sales service have all been strengthened. In order to compete more successfully, measures are being taken to understand the customer better, enhance existing products, develop new products, streamline operating processes, improve customer satisfaction and enhance efficiencies. These measures will help reduce operating costs even further although they are already lower than those of our principal competitor. As Wharf New T&T provides increasingly higher value services to customers, demand and expectations for a highly reliable yet flexible network have also risen significantly. By constantly sharpening its operating efficiency and cost base, the Group's professional telecommunications team will continue its efforts to enhance its performance to meet such rising expectations as well as to penetrate the market with productivity and speed.

Management and Employees

Board of Directors

The board of directors of Wharf (each a "**Director**") comprises:

Mr Peter K C Woo, GBS, JP, *Chairman*
Mr Gonzaga W J Li, *Senior Deputy Chairman*
Mr Stephen T H Ng, *Deputy Chairman & Managing Director*
Mr Paul Y C Tsui, *Executive Director*
Mr David J Lawrence, *Executive Director*
Mr Robert H Burns*
Mr Vincent K Fang*
Mr Hans M Jebsen, BBS*
Mr Christopher P Langley, OBE*
Mr Quinn Y K Law
Mr K H Leung
Professor Arthur K C Li, GBS, JP*
Mr Ian H Melrose
Mr T Y Ng
Mr James E Thompson*

* *Independent Non-executive Directors*

Biographical details of the Directors are set out below:

Peter K C Woo, *GBS, JP, Chairman (Age: 55)*

Mr Woo has resumed the role of Chairman after having formerly served as Chairman of Wharf from 1986 to 1994. He is also the chairman of Wheelock which is deemed under the Securities (Disclosure of Interests) Ordinance (the "**SDI Ordinance**") to have an interest in the share capital of Wharf discloseable to Wharf under the provisions of Part II of the SDI Ordinance. Mr Woo was appointed a Justice of the Peace in 1993 and awarded the Gold Bauhinia Star in 1998 by the Hong Kong SAR Government. He has for many years been actively engaged in community and related services, both locally and in the international arena, and has held various Government appointments. He has been the Government-appointed chairman of the Hong Kong Trade Development Council since October 2000 and served as the chairman of Hospital Authority from 1995 to 2000 and the council chairman of Hong Kong Polytechnic University from 1993 to 1997. He is currently the chairman of the Hong Kong Environment and Conservation Fund Committee set up in 1994 which he co-funded with the Government. He also served as a deputy chairman in 1991 to Prince of Wales Business Leaders Forum, as a member of the International Advisory Council of J.P. Morgan Chase & Co., National Westminster Bank, Banca Nazionale del Lavoro, Elf Aquitaine of France and General Electric of America. He has received Honorary Doctorates from various universities in the USA, Australia and Hong Kong.

Gonzaga W J Li, *Senior Deputy Chairman (Age: 72)*

Mr Li joined Wharf in 1980 as a Director and was appointed as general manager in 1982. He became Deputy Chairman and a Managing Director in 1989. He was appointed Chief Executive in September 1992 and became Chairman in 1994. He relinquished the title of Chairman and Chief

Executive and assumed the title of Senior Deputy Chairman of Wharf in April 2002. Mr Li is also the senior deputy chairman of Wheelock and the chairman of Harbour Centre Development Limited ("**HCDL**"), New Asia Realty and Trust Company, Limited ("**New Asia**"), Wharf China Limited and Marco Polo Developments Limited ("**MPDL**") in Singapore and also a director of Joyce Boutique Holdings Limited ("**Joyce**"). Furthermore, he is a director of WF Investment Partners Limited ("**WF Investment**"), which, as well as Wheelock, are each deemed under the SDI Ordinance to have an interest in the share capital of Wharf discloseable to Wharf under the provisions of Part II of the SDI Ordinance.

Stephen T H Ng, *Deputy Chairman and Managing Director (Age: 49)*

Mr Ng joined Wharf in 1981 and became a Managing Director in 1989. He has been a director and chief executive officer of i-CABLE Communications Limited ("**i-CABLE**") since 1999 and became its chairman in August 2001. He is also the deputy chairman of Wheelock and a director of Joyce. He serves as a member of the Hong Kong - United States Business Council. Furthermore, he is a director of WF Investment, which, as well as Wheelock are each deemed under the SDI Ordinance to have an interest in the share capital of Wharf discloseable to Wharf under the provisions of Part II of the SDI Ordinance.

Paul Y C Tsui, *Executive Director (Age: 55)*

Mr Tsui has been an Executive Director of Wharf since September 2000. Mr Tsui is also a director of Wheelock, HCDL, i-CABLE, Joyce and MPDL in Singapore, as well as being the group financial controller of Wharf and Wheelock. Furthermore, he is a director of WF Investment, which, as well as Wheelock are each deemed under the SDI Ordinance to have an interest in the share capital of Wharf discloseable to Wharf under the provisions of Part II of the SDI Ordinance.

David J Lawrence, *Executive Director (Age: 56)*

Mr Lawrence has been an Executive Director of Wharf since April 2002. He joined the Group in 1992 and spent one year with the Group in Hong Kong before transferring to a new appointment in 1993 to expand MPDL of which he is now the chief executive officer and managing director. He is a Fellow of The Hong Kong Institute of Surveyors, The Royal Institution of Chartered Surveyors, the Singapore Institute of Surveyors and Valuers and the Singapore Institute of Directors.

Robert H Burns, *Director (Age: 72)*

Mr Burns has been a Director of Wharf since 1995. He is one of the founders of the Regent Hotels group and is also the chairman of Robert H Burns Holdings Limited.

Vincent K Fang, *Director (Age: 59)*

Mr Fang has been a Director of Wharf since 1993. He is the chief executive officer of Toppy Co. (HK) Ltd., a director of Fantastic Garments Limited and also the chairman of the Association of Better Business & Tourism Services.

Hans M Jebsen, BBS, *Director (Age: 45)*

Mr Jebsen has been a Director of Wharf since September 2001. He is the chairman of Jebsen & Co. Ltd. and also a director of Hysan Development Co., Ltd. He currently holds a number of public offices, namely, the vice-president of World Wide Fund for Nature Hong Kong, an honorary fellow and member of the Corporate Advisory Board of the Hong Kong University of Science & Technology, the chairman of WTO Working Group of the Hong Kong General Chamber of Commerce, as well as being a member of World Wide Fund for Nature International Board of Trustees, Hong Kong European Union Business Co-operation Committee of the Hong Kong Trade Development Council, Advisory Board of the Hong Kong Red Cross, Pacific Basin Economic Council and Asian Cultural Council. He was awarded the Bronze Bauhinia Star by the Hong Kong SAR Government in 2001.

Christopher P Langley, OBE, Director (Age: 57)

Mr Langley has been a Director of Wharf since August 2001. He began his career with the HSBC group in 1961. He was appointed an executive director of The Hongkong and Shanghai Banking Corporation Ltd. in 1998 and retired from the HSBC Group in February 2000. He is now a director of Winsor Properties Holdings Ltd., Lei Shing Hong Ltd. and Techtronic Industries Co. Ltd. He was awarded an OBE in 1996.

Quinn Y K Law, *Director (Age: 49)*

Mr Law has been a Director of Wharf since 1998. He is also a director of Wheelock, which is deemed under the SDI Ordinance to have an interest in the share capital of Wharf discloseable to Wharf under the provisions of Part II of the SDI Ordinance.

K H Leung, *Director (Age: 57)*

Mr Leung has been a Director of Wharf since 1998. He is also the finance director of Wheelock and a director of New Asia. Furthermore, he is a director of Diplock Holdings Limited and WF Investment, which, as well as Wheelock, are each deemed under the SDI Ordinance to have an interest in the share capital of Wharf discloseable to Wharf under the provisions of Part II of the SDI Ordinance.

Arthur K C Li, *GBS, JP, Director (Age: 56)*

Professor Li has been a Director of Wharf since October 2001. He has been the vice-chancellor of The Chinese University of Hong Kong since 1996. He was formerly the foundation professor of surgery and the chairman of the department as well as dean of the faculty of medicine at The Chinese University of Hong Kong. He is also a non-executive director of The Bank of East Asia Limited, The China Mobile (Hong Kong) Limited and Henderson Cyber Limited as well as serving as the non-executive chairman of the Regal Hotel Group plc.

Ian H Melrose, *Director (Age: 62)*

Mr Melrose has been a Director of Wharf since 1996. He is also the vice chairman of COL Limited.

T Y Ng, *Director (Age: 54)*

Mr Ng has been a Director of Wharf since 1998. He is also a director of Wheelock, HCDL, Joyce, New Asia, Realty Development Corporation Limited and MPDL in Singapore. Furthermore, he is a director of WF Investment, which, as well as Wheelock, are each deemed under the SDI Ordinance to have an interest in the share capital of Wharf discloseable to Wharf under the provisions of Part II of the SDI Ordinance.

James E Thompson, *Director (Age: 62)*

Mr Thompson has been a Director of Wharf since September 2001. He established his company, Crown Worldwide, in Japan in 1965. He is the chairman of the American Chamber of Commerce in Hong Kong and he also serves on the Hong Kong - United States Business Council, the Hong Kong Japan Business Co-operation Committee, and the Hong Kong Korea Business Roundtable.

Mr H M Jebsen, Mr C P Langley, Professor A K C Li and Mr J E Thompson, being appointed as Directors of Wharf after the 2001 Annual General Meeting, are due to retire from the Board in accordance with Article 94 of Wharf's Articles of Association, and Mr G W J Li and Mr I H Melrose are also due to retire from the Board by rotation in accordance with Article 103(A), at the forthcoming Annual General Meeting. Mr I H Melrose has decided not to seek re-election at the forthcoming Annual General Meeting. The other retiring Directors, being eligible, offer themselves for re-election.

With the exception of the Chairman and those Directors holding executive offices of Wharf (who are all not subject to retirement by rotation under the provisions of Wharf's Articles of Association) together with Messrs G W J Li, H M Jebsen, C P Langley, I H Melrose, J E Thompson and Professor

A K C Li (who are due to retire from the Board at the forthcoming Annual General Meeting as mentioned above), the remaining five present Directors will continue to serve on the Board for a term of one to two years until they become due to retire from the Board by rotation in 2003 or 2004 in accordance with Article 103(A) of Wharf's Articles of Association. None of the Directors has a service contract with Wharf or any of its subsidiaries which is not determinable by the employer within one year without payment of compensation.

The business address of each Director is 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong.

Directors' interests in competing businesses

Seven Directors of Wharf, namely, Messrs P K C Woo, G W J Li, S T H Ng, P Y C Tsui, K H Leung, Q Y K Law and T Y Ng, being also directors of Wharf's substantial shareholder, Wheelock, and/or subsidiaries of Wheelock, are considered as having an interest in Wheelock under the listing rules of The Stock Exchange of Hong Kong Limited.

The ownership of commercial premises by the Wheelock group for rental purposes is considered as competing with the commercial premises owned by the Group. Since the Group's commercial premises are not in the vicinity of those owned by the Wheelock group and are targeted at different customers and attract different tenants compared to those of the Wheelock group, the Group considers that its interest regarding the business of owning and letting of commercial premises is adequately safeguarded. The development of properties for sale and/or investment purposes by the Wheelock group is also considered as a competing business of the Group. However, the Group itself has under its own employment a strong and independent property development team. The Group is therefore capable of carrying on its property development business independently of the Wheelock group.

For safeguarding the interests of the Group, independent non-executive Directors and the Audit Committee of Wharf review on a regular basis the business and operational results of the Group to ensure, inter alia, that the Group's development of properties for sale and/or investment and property leasing businesses are and continue to be run on the basis that they are independent of, and at arm's length from, those of the Wheelock group.

Directors' interests in securities

As at December 31, 2001, the Directors of Wharf had the following beneficial interests in the securities of Wharf and of two subsidiaries of Wharf, namely, i-CABLE and Wharf International Finance Limited ("**Wharf International Finance**"):

	Quantity held	**Nature of interest**
Wharf — Ordinary Shares		
Mr Gonzaga W J Li	686,549	Personal interest
Mr Robert H Burns	17,000	Personal interest
Mr Stephen T H Ng	430,057	Personal interest
Mr T Y Ng	178,016	Personal interest
i-CABLE — Ordinary Shares		
Mr Stephen T H Ng	750,000	Personal interest
Wharf International Finance — US$ Guaranteed Series A Notes due 2007		
Mr Ian H Melrose	US$300,000	Personal interest

Directors' interests in options

As at December 31, 2001, the Directors held the following personal interests in options to subscribe for shares of Wharf granted under the Executive Share Incentive Scheme (the "**Scheme**") of Wharf:

Name of Director	No. of ordinary shares	Date granted	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of option	Consideration paid for the options granted
Mr Gonzaga W J Li	210,000	June 22, 1993	(1)	HK$19.00	HK$1
Mr Quinn Y K Law	100,000	June 22, 1993	(1)	HK$19.00	HK$1
Mr Stephen T H Ng	500,000	April 16, 1992	(2)	HK$12.00	HK$1
	200,000	June 22, 1993	(1)	HK$19.00	HK$1
Mr T Y Ng	100,000	June 22, 1993	(1)	HK$19.00	HK$1

Notes

(1) June 17, 1996 to June 16, 2003

(2) The option exercise period of April 13, 1995 to April 12, 2002 has now expired.

During the year ended December 31, 2001, Mr Stephen T H Ng exercised options under the Scheme to subscribe for a total of 200,000 ordinary shares of Wharf at an exercise price of HK$9.50 per share, and Mr T Y Ng exercised options under the Scheme to subscribe for a total of 250,000 ordinary shares of Wharf at an exercise price of HK$12.00 per share.

Save as disclosed above, as recorded in the register kept by Wharf under section 29 of the SDI Ordinance in respect of information required to be notified to Wharf and The Stock Exchange of Hong Kong Limited pursuant to the SDI Ordinance or to the Model Code for Securities Transactions by Directors of Listed Companies:

(i) there were no interests held as at December 31, 2001 by any Director or by the Chief Executive of Wharf in securities of Wharf and its associated corporations (within the meaning of the SDI Ordinance), and

(ii) there existed during the year ended December 31, 2001 no rights to subscribe for equity or debt securities of Wharf which were held by any Directors or Chief Executive of Wharf or any of their spouses or children under 18 years of age nor had there been any exercises during the financial year of any such rights by any of them.

At no time during the financial year was Wharf or any of its subsidiaries a party to any arrangements to enable the Directors of Wharf to acquire benefits by means of acquisition of shares in or debentures of Wharf or any other body corporate, with the exception of the options to subscribe for ordinary shares of Wharf and i-CABLE granted under Wharf's Executive Share Incentive Scheme and i-CABLE's Share Option Scheme to certain executives of Wharf or its subsidiaries and certain employees of i-CABLE or its subsidiaries respectively, some of whom were Directors of Wharf during the year.

Directors' remuneration

According to the Articles of Association of Wharf, the Directors are entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by Wharf in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the Board may decide or, if no decision is so made, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. However, the foregoing provisions shall not apply to a Director who holds any salaried employment or office in Wharf, except in the case of sums paid in respect of Directors' fees.

The Directors are also be entitled to be repaid all travelling, hotel and other expenses reasonably incurred by them respectively in or about the performance of their duties as Directors, including their expenses for travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of Wharf or in the discharge of their duties as Directors. The Board may grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of Wharf. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be arranged.

Notwithstanding the above, the remuneration of a Senior Managing Director, Managing Director, Joint Managing Director, Deputy Managing Director, Executive Director or Director appointed to any other office in the management of or carrying out any work for Wharf shall from time to time be fixed by the Board and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration shall be in addition to his remuneration as a Director. Provided that no Director who is also a director or shareholder of the General Managers for the time being of Wharf shall be entitled to remuneration under the Articles of Association of Wharf in respect of any services rendered by the General Managers to Wharf.

Senior Management

Various businesses of the Group are respectively under the direct responsibility of the Chairman, the Senior Deputy Chairman, the Deputy Chairman and Managing Director, and the other two Directors holding executive offices of Wharf as named above. Only those five Directors are regarded as members of the Group's senior management.

Employees

As at December 31, 2001, the Group had approximately 9,300 employees. Employees are remunerated according to the nature of the job and market trends, with a built-in merit component incorporated in the annual increment to reward and motivate individual performance. Total staff costs for the year ended December 31, 2001 amounted to HK$1,987 million.

Management's Discussion and Analysis of 2001 Results and Segmental Performance

Review of 2001 Results and Segmental Performance

The Group reported a profit attributable to shareholders of HK$2,519 million for the year ended December 31, 2001, compared to a restated profit of HK$2,494 million in 2000, an increase of 1%. Earnings per share were HK$1.03, compared to HK$1.02 recorded in the year ended December 31, 2000.

Turnover in 2001 was HK$11,725 million, a decrease of 2% from HK$12,023 million for the year ended December 31, 2000. In spite of the difficult economic environment, the Group has continued to report consistent and robust growth in its CME (Communications, Media and Entertainment) segment, which achieved total revenue of HK$3,157 million in 2001, an increase of HK$544 million or 21%, as a result of an increase in revenue from Pay TV, Internet multimedia and telecommunication services.

Internet revenue grew by HK$227 million or tripled with the rapid growth in Broadband subscribers being the driving force while Pay TV revenue grew by only HK$54 million or 4%. The combined impact of continued growth in Pay TV and Internet related subscribers of the i-CABLE group increased its group revenue by 17% to HK$1,931 million. Wharf New T&T increased its telecommunication revenue by 34% to HK$1,089 million as revenue from fixed-line telephony services increased by 75% to HK$703 million and accounted for 65% of its total revenue. Although operating in lacklustre market conditions, the Property Investment segment also managed to report revenue growth of 8% to HK$3,889 million as a result of the pick up of new tenants for newly marketed properties at Gateway Tower 6, Gateway Apartments, Beijing Capital Times Square and Shanghai Times Square during 2001 which was encouraging. The Logistics segment reported a slight revenue reduction of 3% to HK$3,348 million. The significant reduction in property sales contributed to the decrease in the Group's total revenue growth in 2001.

Operating profit before depreciation, amortisation, interest and tax ("**EBITDA**") for the year under review was HK$6,138 million, representing a decrease of HK$437 million, or 7% from HK$6,575 million in 2000. Depreciation and amortisation for the year ended December 31, 2001 was HK$1,086 million (including the amortisation of goodwill of HK$22 million), increased slightly by 5% over the year ended December 31, 2000.

Operating profit before borrowing costs for the year ended December 31, 2001 was HK$5,052 million, a decrease of 9% from HK$5,543 million in 2000 as a result of the mixed performance among the Group's business segments. The CME segment's operating results recorded significant growth of HK$254 million to HK$312 million, compared with a marginal profit of HK$58 million in 2000. The i-CABLE group improved its operating profit by HK$187 million to HK$180 million due to rapid revenue growth coupled with disciplined cost control. Wharf New T&T recorded a turnaround profit of HK$8 million from loss of HK$68 million in 2000. Operating profit of the Property Investment segment increased by 7% to HK$2,736 million. Contributions from the Logistics segment decreased marginally while the Property Development segment recorded an operating loss of HK$88 million, compared with a profit of HK$198 million which was mainly derived from the sale of Serenade Cove units in 2000. The operating profit from the Investment segment decreased significantly from HK$874 million in 2000 to HK$308 million in 2001 mainly due to a net loss of HK$290 million on disposal of investment securities and interests in associates recorded in 2001 compared with a profit of HK$776 million in 2000.

Net borrowing costs charged for 2001 were HK$1,106 million which represented a substantial decrease from HK$1,593 million incurred in 2000 as a result of interest rate cuts during 2001. The charge was after capitalisation of HK$189 million for the current year under review compared to HK$346 million in 2000. Net operating profit for 2001 was HK$3,946 million, similar to the level in 2000.

Net other charges in 2001 amounted to HK$99 million, compared to HK$136 million in 2000. Net other charges in 2001 represented net provisions for impairment in value of non-trading securities of HK$438 million partly set off by the net write-back of provisions of HK$339 million for properties held for development and for sale. The net provisions of HK$438 million included a deficit of HK$358 million transferred from the investments revaluation reserves of which HK$343 million was brought forward from previous years in accordance with the Group's accounting policy on accounting for investments in securities. In 2000, provisions for impairment of non-trading securities and provisions for properties under development and for sale amounted to HK$37 million and HK$99 million respectively.

The share of losses of associates was HK$281 million compared to HK$154 million in 2000. The attributable losses in both years were mainly the results of the impairment provisions made by an associate in respect of a property development, namely, Bellagio.

The Group's profit before taxation was HK$3,566 million in 2001, which represented only a slight decrease from the profit before taxation of HK$3,660 million in 2000.

The taxation charge for 2001 under review was HK$403 million compared to HK$435 million for 2000.

Minority interests were HK$644 million compared to HK$731 million for 2000.

Liquidity and Financial Resources

As at December 31, 2001, the Group's shareholders' funds totalled HK$54,645 million, a decrease from HK$57,950 million as at December 31, 2000 mainly due to the downward revaluation of the Group's investment and hotel property interests. On that basis, the consolidated net asset value of the Group as at December 31, 2001 was HK$22.33 per share, compared to the restated net asset value of HK$23.69 per share as at the end of 2000.

For the year under review, net cash generated from the Group's operating activities amounted to HK$4.5 billion. Other investing activities included expenditure of HK$3.9 billion mainly on purchases of fixed assets (comprising expenditure for broadcasting and communication equipment for the Group's communication business, development expenditure for the Container Terminal 9 and various property development projects), the purchase of an additional 4.5% interest in Modern Terminals Limited and the placement of long term deposits. Included in receipts from investing activities is HK$3.1 billion arising mainly from repayments of net advances from associates, the disposal of the 26.7% interest in The Cross-Harbour (Holdings) Limited, net proceeds from disposals of investment securities and the uplift of pledged deposits.

As at December 31, 2001, the ratio of net debt to total assets marginally increased to 23% from 22% at December 31, 2000. The Group's net debt slightly increased from HK$19.5 billion in 2000 to HK$19.8 billion in 2001. This was made up of HK$23.9 billion in debts less HK$4.1 billion in deposits, debt securities and cash. Included in the Group's net debts were loans of HK$992 million borrowed by non-wholly owned subsidiaries, Modern Terminals Limited and Harbour Centre Development Limited. These loans are without recourse to Wharf and other subsidiaries of the Group.

High liquidity was sustained in the banking market during 2001. Capitalising on this opportunity, the Group arranged loan facilities in an aggregate amount of HK$11.65 billion to refinance a number of its loan facilities with a substantial reduction in interest costs and on more favourable terms such as longer maturities, more lenient covenants and the inclusion of revolving conditions. In addition, a HK$3.4 billion project loan facility relating to the development of Sorrento (Kowloon Station Package II), in which the Group has a 40% interest, was completed at a lower interest margin to replace the previous facility of HK$2.2 billion. A project loan facility of HK$3.8 billion relating to the development of Bellagio (Sham Tseng Site), in which the Group has a one-third interest, was also completed in late 2001.

Excluding the project loans for Sorrento and Bellagio, which are undertaken by associates, the Group's available committed loan facilities and debt securities amounted to HK$34.2 billion and uncommitted facilities amounted to HK$2.5 billion. Total debt in the amount of HK$23.9 billion was outstanding as at December 31, 2001. The maturity profile of the Group's total debt as at December 31, 2001 is analysed as follows:

Debt Maturity	**HK$ Billion**	**Percentage**
Repayable within 1 year	6.9	29%
Repayable between 1 to 2 years	0.4	2%
Repayable between 2 to 3 years	10.3	43%
Repayable between 3 to 4 years	1.0	4%
Repayable between 4 to 5 years	2.6	11%
Repayable after 5 years	2.7	11%
— Secured	4.8	20%
— Unsecured	19.1	80%
Total	23.9	100%

As at December 31, 2001, the banking facilities of the Group were secured by mortgages over certain investment properties with carrying value of HK$19,171 million. As at December 31, 2000, the banking facilities were secured by mortgages over investment properties of HK$20,413 million and other land and buildings of HK$910 million.

As the Group's debts are primarily denominated in Hong Kong and US dollars and the US dollars loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts, there is no significant exposure to foreign exchange rate fluctuations.

An analysis of the Group's total debts by currency as at December 31, 2001 is shown below:

	HK$ Billion
Hong Kong dollars	16.0
United States dollars	7.0
Other currencies	0.9
	23.9

The use of financial derivative products is strictly controlled. The majority of the derivative products entered into by the Group were used for the management of the Group's interest rate exposures.

The Group maintained a reasonable level of surplus cash, which was denominated principally in Hong Kong and US dollars, to facilitate the Group's business and investment activities. As at December 31, 2001, the Group also maintained a portfolio of long term investments, primarily in blue-chip securities, with a market value of HK$1.0 billion.

Substantial Shareholders' Interests

Given below are the names of all parties which were, directly or indirectly, interested in 10% or more of the nominal value of the share capital of Wharf and the respective relevant numbers of shares in which they were, and/or were deemed to be, interested as at December 31, 2001 as recorded in the register kept by Wharf under section 16(1) of the SDI Ordinance:

	Names	Number of Ordinary Shares
(i)	Diplock Holdings Limited	1,050,087,051
(ii)	WF Investment Partners Limited	1,069,456,184
(iii)	Wheelock and Company Limited	1,241,430,213
(iv)	Bermuda Trust (Guernsey) Limited	1,241,430,213

Note: For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of all of the above-stated shareholdings to the extent that the shareholding stated against party (i) above is entirely duplicated or included in the shareholding stated against party (ii) above, with the same duplication of the shareholdings in respect of (ii) in (iii) and that the shareholding stated against parties (iii) and (iv) above represent the same block of shares; all of the abovenamed parties were deemed to be interested in the relevant shareholdings under the SDI Ordinance as at December 31, 2001.

The following table sets out the consolidated capitalisation and indebtedness of Wharf and its subsidiaries as at December 31, 2001.

	As at December 31, 2001 (HK$ million)
Short-term loans, including current portion of long-term loans	
Short-term bank loans and overdrafts[1][3]	
Secured[5]	91
Unsecured	5,346
Other unsecured loans[1]	20
HK$ unsecured floating rate notes due July 16, 2002[6]	1,417
Total short-term loans	6,874
Long-term loans, less current portion	
Bank loans[1][3]	
Secured[5]	287
Unsecured	7,485
US$ secured floating rate notes due February 21, 2005[1][2][5]	2,743
HK$ secured floating rate notes due February 21, 2005[2][5]	1,049
HK$ secured fixed rate notes due February 21, 2005[2][5]	665
HK$ guaranteed notes due March 15, 2004[2]	500
US$ fixed rate notes due November 1, 2004[1][2]	1,560
US$ fixed rate notes due March 13, 2007[1][2]	2,730
Total long-term loans	17,019
Shareholders' funds	
Share capital 2,446,754,629 ordinary shares issued and fully paid (authorised: 3,600,000,000 ordinary shares of HK$1.00 each)	2,447
Share premium	7,735
Capital redemption reserve	7
Investment properties revaluation reserves	36,156
Investments revaluation reserves	(1)
Other capital reserves	(235)
Revenue reserves[7]	8,536
Total shareholders' funds	54,645
Total Capitalisation	78,538

Notes:

(1) As the Group's borrowings are primarily denominated in Hong Kong and US dollars and the US dollar loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts, there is no significant exposure to foreign exchange rate fluctuations.

(2) Over 90% of the bonds and notes either bear interest at floating rates or have been swapped to floating rates determined by reference to the Hong Kong Interbank Offered Rate or the London Interbank Offered Rate.

(3) Included in the Group's total loans are bank loans totalling HK$992 million borrowed by two non-wholly owned subsidiaries, Modern Terminals Limited and Harbour Centre Development Limited. These loans are without recourse to Wharf and other subsidiaries.

(4) No amount included in long term loans is expected to be settled within one year.

(5) As at December 31, 2001, the banking facilities and notes of the Group were secured by mortgages over certain investment properties with an aggregate carrying value of HK$19,171 million.

(6) During the period between January 1, 2002 and May 15, 2002, the Group redeemed its HK$ unsecured floating rate notes due July 16, 2002 in the principal amount of HK$1,417 million on April 22, 2002 and, after taking account of refinancing, there was a net repayment of borrowings of HK$326 million during such period. Accordingly, as at May 15, 2002, the aggregate of the Group's short-term loans and long-term loans was HK$23,567 million (unaudited) compared with HK$23,893 million as at December 31, 2001.

(7) Subject to approval in the Annual General Meeting to be held on June 7, 2002, the proposed final dividend for the year ended December 31, 2001 of HK$1,223 million will be payable out of revenue reserves.

(8) The Group does not have any material hire purchase agreements outstanding.

(9) Save as disclosed above, there has been no material change to the capitalisation and indebtedness or contingent liabilities and guarantees of the Group since December 31, 2001.

General Information

Wharf Finance (BVI) Limited (the "**Issuer**") was incorporated on April 16, 2002 in the British Virgin Islands pursuant to the International Business Companies Act Cap. 291 which provides for, *inter alia*, the constitution of companies, directors' liabilities and powers, creditors' rights and liquidations. The Issuer is constituted by a memorandum and articles of association which sets out the objects and powers of the Issuer to, *inter alia*, enter into financial transactions. The Issuer is a special purpose financing vehicle and a wholly-owned subsidiary of Wharf whose sole purpose and activity will be the issuing of debt securities, the proceeds of which are to be on-lent to Wharf. The Issuer does not sell any products or provide any services.

The registered office of the Issuer is c/o Offshore Incorporations Limited, P. O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. As at the date of this Prospectus, the Issuer has not established a place of business in Hong Kong.

The Issuer has an authorised share capital of US$50,000, comprising 50,000 shares with a par value of US$1 each. Its issued share capital is US$500, consisting of 500 shares of US$1 each, all of which are fully paid up. As at the date of this Prospectus, the Issuer does not have any bank overdrafts, outstanding debt securities, borrowings or other indebtedness nor any hire purchase commitments, guarantees or contingent liabilities.

Save for the making of arrangements with respect to the proposed issue of the Notes and the on-lending of the proceeds thereof to Wharf, the Issuer has undertaken no business activities since the date of its incorporation, other than those incidental to its incorporation and establishment as a subsidiary of Wharf.

Under the laws of British Virgin Islands, the Issuer is not required to prepare and issue audited financial statements and as at the date of this Prospectus, it has not issued any audited financial statements.

Board and Management

The management of the Issuer is vested in the board of directors, which comprises:

Gonzaga Wei Jen Li, Chairman

Paul Yiu Cheung Tsui, Director

Tze Yuen Ng, Director

Gonzaga Wei Jen Li, Paul Yiu Cheung Tsui and Tze Yuen Ng are respectively the Senior Deputy Chairman, Executive Director and Director of Wharf. None of the members of the board of directors has any shares, options or other beneficial interests in the shares of the Issuer.

The business address of each member of the Issuer's board of directors is 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong.

AUDITORS' REPORT AND CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001 OF THE WHARF (HOLDINGS) LIMITED
REPORT OF THE AUDITORS



TO THE SHAREHOLDERS OF THE WHARF (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 54 to 95 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, March 18, 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	2001	2000
		HK$ Million	HK$ Million Restated
Turnover	3	**11,725**	12,023
Other net (loss)/income	4	**(290)**	776
		11,435	12,799
Direct costs and operating expenses		**(4,314)**	(5,269)
Selling and marketing expenses		**(490)**	(451)
Administrative and corporate expenses		**(493)**	(504)
Operating profit before depreciation, amortisation, interest and tax		**6,138**	6,575
Depreciation and amortisation		**(1,086)**	(1,032)
Operating profit	3	**5,052**	5,543
Borrowing costs	5	**(1,106)**	(1,593)
Net operating profit		**3,946**	3,950
Net other charges	6	**(99)**	(136)
Share of profits less losses of associates		**(281)**	(154)
Profit before taxation		**3,566**	3,660
Taxation	7(c)	**(403)**	(435)
Profit after taxation		**3,163**	3,225
Minority interests		**(644)**	(731)
Profit attributable to shareholders	8	**2,519**	2,494
Dividends attributable to the year	9		
Interim dividend declared during the year		**685**	685
Final dividend proposed after the balance sheet date		**1,223**	1,223
		1,908	1,908
Earnings per share			
Basic	10	**HK$1.03**	HK$1.02
Diluted	10	**HK$1.03**	HK$1.02

The notes on pages 64 to 95 form part of these accounts.

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED DECEMBER 31, 2001

	Note	2001	2000
		HK$ Million	**HK$ Million Restated**
(Deficit)/surplus on revaluation of investment properties	26	**(4,361)**	2,216
(Deficit)/surplus on revaluation of hotel and club properties	26	**(244)**	89
Deficit on revaluation of non-trading securities	26	**(85)**	(67)
Share of (deficit)/surplus on revaluation of non-trading securities of associates	26	**(2)**	3
Others	26	**6**	(26)
Net (losses)/gains not recognised in the consolidated profit and loss account		**(4,686)**	2,215
Profit attributable to shareholders (2000: previously reported $2,480 million now restated) (Note 11)		**2,519**	2,494
Investments revaluation reserves transferred to the profit and loss account on impairment in value of non-trading securities			
- by Company/subsidiaries	6 & 26	**358**	—
- by associates	26	**—**	13
Investments revaluation reserves transferred to the profit and loss account on disposal of non-trading securities			
- by Company/subsidiaries	26	**107**	(791)
- by associates	26	**(2)**	16
Goodwill transferred to the profit and loss account on disposal of subsidiaries and associates	26	**301**	51
		3,283	1,783
Total recognised (losses)/gains		**(1,403)**	3,998
Net goodwill movement dealt with in reserves (2000: previously reported $115 million now restated) (Note 11)	26	**—**	118
		(1,403)	4,116

The notes on pages 64 to 95 form part of these accounts.

CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2001

	Note	2001		2000	
		HK$ Million		HK$ Million Restated	
Non-current assets					
Fixed assets					
Investment properties			**57,147**		60,333
Other properties, plant and equipment			**17,298**		16,904
	12		**74,445**		77,237
Goodwill	14		**419**		—
Long term deposits	15		**468**		—
Interest in associates	16		**3,389**		4,972
Long term investments	17		**1,088**		1,901
Deferred debtors	18		**485**		433
Deferred items	19		**533**		570
			80,827		85,113
Current assets					
Inventories	20	**2,882**		3,257	
Trade and other receivables	21	**1,101**		939	
Pledged deposits	22	**288**		981	
Listed debt securities		**514**		—	
Deposits and cash		**2,852**		2,213	
		7,637		7,390	
Current liabilities					
Trade and other payables	23	**(5,125)**		(6,781)	
Short term loans and overdrafts	24	**(6,874)**		(5,846)	
Taxation	7(d)	**(182)**		(266)	
		(12,181)		(12,893)	
Net current liabilities			**(4,544)**		(5,503)
Total assets less current liabilities			**76,283**		79,610
Capital and reserves					
Share capital	25	**2,447**		2,446	
Reserves	26	**52,198**		55,504	
			54,645		57,950
Minority interests			**3,730**		4,026

CONSOLIDATED BALANCE SHEET

	Note	2001		2000	
		HK$ Million		HK$ Million Restated	
Non-current liabilities					
Long term loans	27	**17,019**		16,852	
Deferred taxation	28	**467**		478	
Other deferred liabilities	29	**422**		304	
			17,908		17,634
Total equity and non-current liabilities			**76,283**		79,610

The notes on pages 64 to 95 form part of these accounts.

Gonzaga W J Li
Director

Paul Y C Tsui
Director

COMPANY BALANCE SHEET
AT DECEMBER 31, 2001

	Note	2001		2000	
		HK$ Million		HK$ Million Restated	
Non-current assets					
Investments in subsidiaries	13		**12,802**		14,645
Deferred debtors	18		**381**		381
			13,183		15,026
Current assets					
Trade and other receivables		**81**		1	
Deposits and cash		**616**		53	
		697		54	
Current liabilities					
Trade and other payables		**(33)**		(1,558)	
Short term loans and overdrafts	24	**(314)**		(103)	
		(347)		(1,661)	
Net current assets / (liabilities)			**350**		(1,607)
Total assets less current liabilities			**13,533**		13,419
Capital and reserves					
Share capital	25		**2,447**		2,446
Reserves	26		**11,086**		10,973
Total equity			**13,533**		13,419

The notes on pages 64 to 95 form part of these accounts.

Gonzaga W J Li
Director

Paul Y C Tsui
Director

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

	2001 HK$ Million		2000 HK$ Million	
Net cash inflow from operating activities (Note a)		4,482		5,499
Returns on investments and servicing of finance				
Interest paid	(1,360)		(1,995)	
Interest received	246		284	
Dividends received from associates	14		43	
Dividends received from investments in securities	78		164	
Dividends paid	(1,908)		(1,908)	
Dividends paid to minority shareholders	(779)		(545)	
Net cash outflow from returns on investments and servicing of finance		(3,709)		(3,957)
Taxation				
Hong Kong profits tax paid	(490)		(327)	
Overseas tax paid	(5)		(4)	
Tax paid		(495)		(331)
Investing activities				
Purchase of fixed assets	(1,945)		(1,456)	
Purchase of subsidiaries (Note b)	(1,345)		(1,266)	
Increase/(decrease) in investment in associates	59		(64)	
Purchase of non-trading securities	(140)		(1,710)	
Proceeds from sale of fixed assets	37		6	
Proceeds from disposal of a subsidiary (Note c)	—		175	
Placement of long term deposits	(468)		—	
Net uplift of pledged deposits	693		787	
Proceeds from disposals of associates	596		357	
Net repayment from/(advances to) associates	938		(314)	
Proceeds from sale of non-trading securities	695		5,052	
Repayment from deferred debtors	37		73	
Net cash (outflow)/inflow from investing activities		(843)		1,640
Net cash (outflow)/inflow before financing		(565)		2,851

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001 (CONTINUED)

	2001		2000	
	HK$ Million		**HK$ Million**	
Financing				
Proceeds from issue of ordinary share capital	**6**		1	
Net drawdown/(repayment) of long term loans	**6,421**		(3,940)	
Net repayment of short term loans and overdrafts	**(5,234)**		(3,131)	
Advances from minority interests	**5**		5	
Net cash inflow/(outflow) from financing (Note d)		**1,198**		(7,065)
Increase/(decrease) in cash and cash equivalents		**633**		(4,214)
Effect of foreign exchange rates		**(2)**		20
Cash and cash equivalents at January 1		**2,211**		6,405
Cash and cash equivalents at December 31		**2,842**		2,211
Analysis of the balance of cash and cash equivalents				
Deposits and cash		**2,852**		2,213
Bank loans, overdrafts and other loans		**(10)**		(2)
		2,842		2,211

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a. Reconciliation of operating profit to net cash inflow from operating activities

	2001	2000
	HK$ Million	HK$ Million
Operating profit	**5,052**	5,543
Interest income	**(246)**	(276)
Dividends receivable from investments in securities	**(76)**	(164)
Depreciation	**946**	912
Amortisation	**140**	120
Other provisions	**(93)**	203
Gain on disposal of a subsidiary (Note c)	**—**	(54)
Loss on sale of fixed assets	**19**	12
Other net loss/(income)	**290**	(776)
Exchange adjustments	**13**	(21)
Decrease/(increase) in properties held for sale	**457**	(248)
Decrease/(increase) in properties under development for sale	**249**	(102)
Increase in spare parts and consumables	**(13)**	(34)
Decrease in held-to-maturity securities	**—**	79
Increase in listed debt securities	**(514)**	—
(Increase)/decrease in trade and other receivables	**(188)**	316
(Decrease)/increase in trade and other payables	**(1,591)**	141
Increase in deferred items	**(81)**	(141)
Increase/(decrease) in other deferred liabilities	**118**	(11)
Net cash inflow from operating activities	**4,482**	5,499

b. Purchase of subsidiaries

	2001	2000
	HK$ Million	HK$ Million
Net assets acquired		
Properties under development for sale	**750**	—
Associates	**3**	—
Minority interests	**151**	1,519
Goodwill/(negative goodwill)	**441**	(136)
	1,345	1,383
Satisfied by:		
Cash consideration	**1,345**	1,266
Consideration settled by net assets of a subsidiary disposed (Note c)	**—**	117
	1,345	1,383

Analysis of the net outflow of cash and cash equivalents in respect of the purchase of subsidiaries

	2001	2000
Cash consideration	**1,345**	1,266
Deposits and cash acquired	**—**	—
Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries	**1,345**	1,266

c. **Disposal of a subsidiary**

	2001	2000
	HK$ Million	HK$ Million
Net assets disposed of		
Current assets	—	296
Current liabilities	—	(1)
Minority interests	—	(57)
	—	238
Gain on disposal	—	54
	—	292
Satisfied by:		
Cash consideration received net of transaction costs	—	175
Net assets of a subsidiary acquired (Note b)	—	117
	—	292

Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiaries

	2001	2000
Cash consideration received net of transaction costs	—	175
Deposits and cash disposed of	—	—
Net inflow of cash and cash equivalents in respect of the disposal of subsidiaries	—	175

d. **Analysis of changes in financing during the year**

	Share capital (including share premium)	Long term loans	Short term loans	Minority interests	Club debentures	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Balance at January 1, 2000						
- as previously reported	10,175	26,339	3,409	5,368	220	45,511
- prior period adjustment (Note 11b)	—	—	—	22	—	22
- as restated	10,175	26,339	3,409	5,390	220	45,533
Issue of shares for cash	1	—	—	—	—	1
Cash inflow/(outflow) from financing	—	(3,940)	(3,131)	5	—	(7,066)
Purchase of subsidiaries (Note b)	—	—	—	(1,519)	—	(1,519)
Disposal of subsidiaries (Note c)	—	—	—	(57)	—	(57)
Dividends paid to minority interests	—	—	—	(545)	—	(545)
Minority interests' share of capital and revenue reserves in subsidiaries	—	—	—	807	—	807
Exchange adjustments	—	19	—	1	—	20
Reclassification and other adjustments	—	(5,566)	5,566	(56)	—	(56)
Balance at December 31, 2000 and January 1, 2001	10,176	16,852	5,844	4,026	220	37,118
Issue of shares for cash	6	—	—	—	—	6
Cash inflow/(outflow) from financing	—	6,421	(5,234)	—	—	1,187
Purchase of subsidiaries (Note b)	—	—	—	(151)	—	(151)
Dividends paid to minority interests	—	—	—	(779)	—	(779)
Minority interests' share of capital and revenue reserves in subsidiaries	—	—	—	629	—	629
Reclassification and other adjustments	—	(6,254)	6,254	5	—	5
Balance at December 31, 2001	10,182	17,019	6,864	3,730	220	38,015

NOTES TO THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES

a. Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

b. Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties and hotel and club properties, and the marking to market of certain investments in securities as explained in the accounting policies set out below.

c. Basis of consolidation

i. *Subsidiaries and controlled companies*

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the same way as for other investments in securities.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(f)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the same way as for other investments in securities.

ii. *Associates*

An associate is a company in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Group, in which case it is stated at fair value with changes in fair value recognised in the same way as for other investments in securities. The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associates for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(c)(iii).

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. If there is evidence of impairment in value of the assets transferred, the unrealised losses will be recognised immediately in the consolidated profit and loss account.

(c) **Basis of consolidation (continued)**

iii *Goodwill/negative goodwill*

The Group has adopted Statement of Standard Accounting Practice 30 "Business combinations" ("SSAP 30") issued by Hong Kong Society of Accountants with effect from January 1, 2001. In doing so the Group has relied upon the transitional provisions set out in SSAP 30 such that goodwill/negative goodwill arising on acquisition of a subsidiary or an associate by the Group prior to January 1, 2001, representing the excess/shortfall of the cost of investment over the appropriate share of the fair value of the identifiable assets and liabilities acquired, has been written off against/taken to capital reserves in the period in which it arose and has not been restated.

For acquisitions after January 1, 2001, goodwill is recognised as an asset and is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Negative goodwill which relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable / amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

On disposal of a controlled subsidiary or an associate, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit and loss on disposal.

The carrying amount of goodwill is reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists an impairment loss is recognised as an expense in the consolidated profit and loss account.

d. **Fixed assets**

i. *Investment properties*

Investment properties are defined as properties which are income producing and intended to be held for the long term. Such properties are included in the balance sheet at their open market value, which is assessed annually by external qualified valuers. Changes in the value of investment properties are dealt with as movements in the investment properties revaluation reserves. If the total of these reserves is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the consolidated profit and loss account. When a surplus arises on subsequent revaluation on a portfolio basis, it will be credited to the consolidated profit and loss account if and to the extent that a deficit on revaluation had previously been charged to the consolidated profit and loss account. On disposal of investment properties, the revaluation surplus or deficit previously taken to the investment properties revaluation reserves is included in calculating the profit or loss on disposal. Investment properties with an unexpired lease term of 20 years or less are stated at carrying value less accumulated depreciation.

ii. *Properties under or held for redevelopment*

Properties under or held for redevelopment for investment purposes are stated at cost, including borrowing costs, or carrying value, less such provisions for impairment loss. These properties are reclassified as investment properties upon issue of the occupation permit.

In preparing these accounts, the Group has relied on the transitional provision set out in paragraph 80 of Statement of Standard Accounting Practice 17 "Property, Plant and Equipment" (revised) issued by the Hong Kong Society of Accountants with the effect that certain properties under or held for redevelopment for investment purposes owned by the Group at December 31, 1994 are stated at professional valuation as at that date plus subsequent capital expenditure at cost less provision for impairment loss. Such properties have not been revalued to their fair value at the balance sheet date and will not be revalued in future years until they are reclassified as investment properties upon completion of the redevelopment. Subsequent provisions for impairment loss will first be set off against the related revaluation reserve previously recognised on an individual property basis, if any, and thereafter will be recognised in the consolidated profit and loss account.

All development costs including borrowing costs are capitalised up to the date of practical completion.

iii. *Hotel and club properties*

Hotel and club properties are stated at their open market value based on an annual professional valuation. Changes in the value of hotel and club properties are dealt with as movements in the other properties revaluation reserves. When a deficit arises on revaluation, it will be charged to the consolidated profit and loss account, if and to the extent that it exceeds the amount held in the reserve in respect of that same property. When a surplus arises on subsequent revaluation, it will be credited to the consolidated profit and loss account, if and to the extent that a deficit on revaluation in respect of that same property had previously been charged to the consolidated profit and loss account.

d. **Fixed assets (continued)**

iv. *Broadcasting and communications equipment*

Broadcasting and communications equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Cost includes materials, labour and an appropriate proportion of overheads and borrowing costs directly attributable to the acquisition, construction or production of such equipment which necessarily takes a substantial period of time to get ready for its intended use.

v. *Other properties and fixed assets held for own use*

Other properties and fixed assets held for own use are stated at cost less accumulated depreciation and impairment losses.

vi. Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

vii. Gain or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal. On disposal of fixed assets other than investment properties, any related revaluation surplus is transferred from the revaluation reserve to retained profits.

e. **Depreciation of fixed assets**

i. *Investment properties*

No depreciation is provided in respect of investment properties with an unexpired lease term of more than 20 years since the valuation takes into account the state of each building at the date of valuation. Where the Group confidently anticipates being able to renew a lease upon its expiry, the renewable period is included in the unexpired term for this purpose. The carrying amount of investment properties with an unexpired lease term of 20 years or less is depreciated on a straight line basis over the remaining term of the lease.

ii. *Properties under or held for redevelopment*

No depreciation is provided on properties under or held for redevelopment.

iii. *Hotel and club properties*

No depreciation is provided on hotel and club properties on leases with 20 years or more to run at the balance sheet date or on their integral fixed plant. It is the Group's practice to maintain these assets in a continuous state of sound repair and to make improvements thereto from time to time and, accordingly, the Directors consider that, given the estimated lives of these assets and their residual values, any depreciation would be immaterial. Where the Group confidently anticipates being able to renew a lease upon its expiry, the renewable period is included in the unexpired term for this purpose. The carrying amount of hotel and club properties with an unexpired lease term of 20 years or less is depreciated on a straight line basis over the remaining term of the lease.

iv. *Broadcasting and communications equipment*

Depreciation is provided on a straight line basis on the cost of the equipment at rates determined by the estimated useful lives of the assets of two to 20 years.

v. *Other properties and fixed assets held for own use*

Depreciation is provided on the cost of the leasehold land of all other properties held for own use over the unexpired period of the lease. Construction costs of the buildings thereon are depreciated on a straight line basis at 2.5 per cent per annum.

Depreciation is provided on a straight line basis on the cost of other fixed assets held for own use at rates determined by the estimated useful lives of these assets of three to 15 years.

f. **Impairment of assets**

The carrying amounts of assets, other than properties carried at revalued amounts, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount. Impairment losses are recognised as an expense in the consolidated profit and loss account.

i. *Recoverable amount*

The recoverable amount of an asset is the greater of its net selling price and value in use.

f. **Impairment of assets (continued)**

ii. *Reversals of impairment losses*

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the consolidated profit and loss account in the year in which the reversals are recognised.

g. **Investments in securities**

i. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value.

The carrying amounts of held-to-maturity securities are reviewed as at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised as an expense in the consolidated profit and loss account for each security individually.

ii. Non-trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the investments revaluation reserves until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investments revaluation reserves to the consolidated profit and loss account.

Transfers from the investments revaluation reserves to the consolidated profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Profits or losses on disposal of non-trading securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the securities and are recognised in the consolidated profit and loss account as they arise. On disposal of non-trading securities, the revaluation surplus or deficit previously taken to the investments revaluation reserves is also transferred to the consolidated profit and loss account for the year.

iii. Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the consolidated profit and loss account as they arise.

h. **Deferred items**

i. *Prepaid revenue expenses*

Prepaid revenue expenses represent prepaid expenditure attributable to periods after more than one year.

ii. *Programming library*

Programming library consists of commissioned and acquired programming costs. The costs are amortised over the licence period or estimated period of use calculated on an individual programme basis, whereas the costs of in house programmes are written off as incurred.

i. **Inventories**

i. *Properties held for sale*

Properties held for sale are stated at the lower of cost and net realisable value. Cost is determined by apportionment of the total development costs, including borrowing costs capitalised, attributable to unsold units. Net realisable value is determined by the Directors, based on prevailing market conditions.

The amount of any write down of or provision for properties held for sale is recognised as an expense in the period the write down or loss occurs. The amount of any reversal of any write down or provision arising from an increase in net realisable value is recognised in the consolidated profit and loss account in the period in which the reversal occurs.

ii. *Properties under development for sale*

Properties under development for sale are classified as current assets and stated at the lower of cost and net realisable value. Cost includes the aggregate costs of development, borrowing costs capitalised and other direct expenses plus attributable profit, less pre-sales proceeds. Net realisable value is determined by the Directors, based on prevailing market conditions.

The amount of any write down of or provision for properties under development for sale is recognised as an expense in the period the write down or loss occurs. The amount of any reversal of any write down or provision arising from an increase in net realisable value is recognised in the consolidated profit and loss account in the period in which the reversal occurs.

Pre-sale proceeds received and receivable from the purchasers of the properties under development for sale are set off against inventories in the balance sheet. Profit on pre-sale of properties under development for sale is recognised over the course of the development and is calculated each year as a proportion of the total estimated profit to completion; the proportion used being the lower of the proportion of construction costs incurred at the balance sheet date to estimated total construction costs and the proportion of sales proceeds received and receivable at the balance sheet date to total estimated sales.

Borrowing costs relating to properties under development for sale are capitalised up to the date of practical completion.

iii. *Spare parts and consumables*

Spare parts and consumables are stated at the lower of cost and net realisable value. Cost comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location. Net realisable value is determined by the Directors, based on the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

j. **Foreign currencies**

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary foreign currency balances and the accounts of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Differences arising from the translation of the accounts of overseas subsidiaries are dealt with in capital reserves and those arising from the financing of properties under development by foreign currency borrowings are capitalised as part of the development costs. All other exchange differences are dealt with in the consolidated profit and loss account. On disposal of an overseas subsidiary, the cumulative amount of the exchange differences which relate to that overseas subsidiary is included in the calculation of the profit and loss on disposal.

Forward foreign exchange contracts and swaps entered into as hedges against foreign currency assets and liabilities are revalued at the balance sheet date at the exchange rates ruling at that date. Realised gains and losses on currency hedging transactions are offset against gains and losses resulting from currency fluctuations inherent in the underlying foreign currency assets and liabilities. Unrealised gains and losses on foreign exchange rate contracts and swaps designated as hedges are included under the same classification as the assets and liabilities which they hedge. Gains and losses on foreign exchange contracts and swaps not entered into for hedging purposes are dealt with in the consolidated profit and loss account.

k. **Assets held for use in operating leases**

Where the group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 1(e) above. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 1(l) (i) below.

l. **Recognition of revenue**

i. Rental income under operating leases is recognised in the consolidated profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the consolidated profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

l. **Recognition of revenue** (continued)

ii. Income from sale of completed property is recognised upon completion of the sales agreements and income from pre-sale of properties under development is recognised over the course of development (see note 1(i) (ii)).

iii. Revenue from pre-sale of properties under development is recognised by reference to the stage of completion over the course of development (see note 1(i) (ii)).

iv. Income from communications, media and entertainment operations, logistics operations and hotels operations is recognised at the time when the services are provided.

v. Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

vi. Interest income is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

vii. Interest income from dated debt securities intended to be held to maturity is recognised as it accrues, as adjusted by the amortisation of the premium or discount on acquisition, so as to achieve a constant rate of return over the period from the date of purchase to the date of maturity.

viii. Income received in advance attributable to long term service contracts is deferred and recognised over the contract period on a straight line basis.

m. **Borrowing costs**

Borrowing costs are expensed in the consolidated profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

n. **Deferred taxation**

Deferred taxation is calculated at the current tax rate under the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

o. **Related parties**

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

p. **Provisions**

Provisions are recognised for liabilities of uncertain timing or amount when the Company or the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

q. **Segment reporting**

A segment is a distinguishable component of the Group that is engaged in providing products or services (business segment), or in providing products, or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group companies within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings, corporate and financing expenses.

r. **Pension schemes**

The Group operates the following principal pension schemes:

i. *Defined contribution schemes*

Contributions to the schemes are expensed as incurred and may be reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in independently administered funds.

ii. *Defined benefits schemes*

The schemes provide benefits to the employees based on their final pay and number of years of service. Contributions to the schemes are charged against profit and loss account in the period in which they are payable to the schemes. The contributions are determined based on the value of the retirement schemes' assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations and are determined by a qualified actuary on the basis of triennial valuations using the attained age method. The assets of the schemes are held separately from those of the Group in independently administered funds.

iii. *Mandatory provident funds*

Contributions to the Mandatory Provident Fund as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the consolidated profit and loss account when incurred.

2. SEGMENT INFORMATION

a. **Business segments**

i. *Revenue and results*	Segment Revenue		Segment Results	
	2001 HK$ Million	**2000 HK$ Million**	**2001 HK$ Million**	**2000 HK$ Million Restated**
Property investment	3,889	3,594	2,736	2,563
Property development	827	1,647	(88)	198
Communication, media and entertainment ("CME")	3,157	2,613	312	58
Pay television	1,595	1,541	349	210
Telecommunication	1,089	814	8	(68)
Internet, multimedia and others	473	258	(45)	(84)
Logistics	3,348	3,459	1,846	1,855
Terminals	3,043	3,077	1,751	1,756
Other logistics business	305	382	95	99
Hotels	675	733	172	179
Investment and others	308	420	308	874
	12,204	12,466	5,286	5,727
Inter-segment revenue *(Note)*	(479)	(443)	—	—
	11,725	12,023	5,286	5,727
Unallocated income and expenses			(234)	(184)
Operating profit			5,052	5,543
Borrowing costs			(1,106)	(1,593)
Net other charges				
Property development			339	(99)
Investment and others			(438)	(37)
Associates				
Property development			(298)	(175)
Investment and others			17	21
Profit before taxation			3,566	3,660

Note: Inter-segment revenue eliminated on consolidation includes:

	2001 HK$ Million	**2000 HK$ Million**
Property investment	**298**	274
CME	**95**	78
Pay television	**35**	32
Telecommunication	**35**	23
Internet, multimedia and others	**25**	23
Logistics	**17**	17
Hotels	**35**	39
Investment and others	**34**	35
	479	443

2. SEGMENT INFORMATION (continued)

a. **Business segments** (continued)

ii. *Assets and liabilities*	Assets 2001 HK$ Million	Assets 2000 HK$ Million Restated	Liabilities 2001 HK$ Million	Liabilities 2000 HK$ Million Restated
Property investment	61,714	64,994	7,033	7,185
Property development	6,151	7,742	273	452
CME	5,890	4,990	3,330	3,146
Pay television	1,727	2,027	2,351	2,436
Telecommunication	3,148	2,375	667	482
Internet, multimedia and others	1,015	588	312	228
Logistics	5,277	5,622	1,187	951
Terminals	4,659	4,642	1,141	904
Other logistics business	618	980	46	47
Hotels	3,738	4,044	115	149
Unallocated	7,494	6,911	19,951	20,444
Inter-group transactions	(1,800)	(1,800)	(1,800)	(1,800)
Total assets and liabilities	88,464	92,503	30,089	30,527

Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings, corporate and financing expenses.

Included in the property development segment is the Group's share of property under development undertaken by associates of HK$3,276 million (2000: HK$4,499 million).

iii. *Other information*	Capital expenditure 2001 HK$ Million	Capital expenditure 2000 HK$ Million	Depreciation and amortisation 2001 HK$ Million	Depreciation and amortisation 2000 HK$ Million
Property investment	320	1,456	42	34
CME	1,552	1,055	759	720
Pay television	417	407	388	503
Telecommunication	841	442	210	181
Internet, multimedia and others	294	206	161	36
Logistics	682	164	256	254
Terminals	674	146	236	236
Other logistics business	8	18	20	18
Hotels	34	10	29	24
Total capital expenditure and Depreciation and amortisation	2,588	2,685	1,086	1,032

The Group has no significant non-cash expenses other than depreciation and amortisation.

b. **Geographical segments**

During the year, more than 90 per cent of the operations and assets and liabilities of the Group in terms of the above items was in Hong Kong.

3. TURNOVER AND OPERATING PROFIT

The principal activity of the Company is investment holding and those of its principal subsidiaries are set out on pages 92 to 94.

a. An analysis of the Group's turnover and operating profit for the financial year is as follows:

	Turnover		Operating profit/(loss)	
	2001 HK$ Million	2000 HK$ Million	2001 HK$ Million	2000 HK$ Million Restated
Property investment	**3,591**	3,320	**2,625**	2,489
Property development	**827**	1,647	**(88)**	198
Communications, media and entertainment	**3,062**	2,535	**200**	(46)
Logistics	**3,331**	3,442	**1,835**	1,849
Hotels	**640**	694	**172**	179
Investment and others	**274**	385	**308**	874
	11,725	12,023	**5,052**	5,543

Property investment included gross rental income from investment properties of HK$2,804 million (2000: HK$2,631 million).

b. Operating profit is arrived at after charging:

	2001 HK$ Million	2000 HK$ Million
Depreciation		
- assets held for use under operating leases	**45**	21
- other assets	**901**	891
Amortisation of prepaid expenses and programming library	**118**	120
Amortisation/write off of goodwill	**22**	37
Staff costs, including retirement scheme costs HK$103 million (2000: HK$87 million)	**1,987**	1,977
Auditors' remuneration	**9**	10
Cost of properties sold during the year	**869**	1,512
and crediting:		
Rental income less direct outgoings, including contingent rentals HK$72 million (2000: HK$74 million)	**2,977**	2,697
Interest income	**246**	276
Dividend income from listed securities	**41**	129
Dividend income from unlisted securities	**35**	35

	2001 HK$ Million	2000 HK$ Million
c. Directors' emoluments		
Fees	**—**	—
Basic salaries, housing and other allowances, and benefits in kind	**13**	12
Deemed profit on share option exercise	**3**	—
Retirement scheme contributions	**1**	1
Discretionary bonuses and/or performance related bonuses	**13**	11

For the year under review, total emoluments (including any reimbursement of expenses) amounting to HK$0.1 million (2000: HK$0.1 million), being wholly in the form of Directors' fees, were paid / payable to Independent Non-executive Directors of the Company.

3. **TURNOVER AND OPERATING PROFIT (continued)**

c. Directors' emoluments (continued)

The emoluments in respect of the year ended December 31, 2001 of all the Directors of the Company in office during the year were in the following ranges:

	2001	2000
Bands (in HK$)	**Number**	**Number**
Not more than $1,000,000	**8**	5
$1,500,001 - $2,000,000	**1**	1
$2,500,001 - $3,000,000	**—**	1
$3,000,001 - $3,500,000	**2**	1
$4,000,001 - $4,500,000	**1***	—
$7,500,001 - $8,000,000	**1**	2*
$9,500,001 - $10,000,000	**1***	—
	14	10

Note: The emoluments of a Director in the band marked * above include deemed profit on share option exercise totalling HK$2.9 million (2000: HK$0.4 million).

d. Emoluments of the highest paid employees

Set out below are analyses of the emoluments (excluding amounts, if any, paid or payable by way of commissions on sales generated by the employees concerned) for the year ended December 31, 2001 of one employee (2000: two) of the Group who, not being a Director of the Company, is among the top five highest paid individuals (including Directors of the Company and other employees of the Group) employed by the Group.

	2001	2000
	HK$ Million	**HK$ Million**
Aggregate Emoluments		
Basic salaries, housing and other allowances, and benefits in kind	**3**	5
Contributions to pension schemes	**—**	—
Discretionary bonuses and/or performance related bonuses	**1**	2
Total	**4**	7

Bandings	2001	2000
Bands (in HK$)	**Number**	**Number**
$3,000,001 - $3,500,000	**—**	1
$3,500,001 - $4,000,000	**1**	1
	1	2

4. OTHER NET (LOSS) / INCOME

Other net (loss) / income represents a net loss (2000: net profit) on disposal of investments and interests in associates and includes net revaluation deficits of HK$107 million (2000: surpluses of HK$791 million) which were previously recognised in the investments revaluation reserves.

5. BORROWING COSTS

	2001	2000
	HK$ Million	HK$ Million
Interest on:		
Bank loans and overdrafts	**622**	991
Other loans repayable within five years	**475**	708
Other loans repayable after more than five years	**168**	201
Other borrowing costs	**30**	39
	1,295	1,939
Less: Amount capitalised*	**(189)**	(346)
Net borrowing costs for the year	**1,106**	1,593

* The borrowing costs have been capitalised at annual rates of between 3.6% and 7.6% (2000: 7.0% to 7.9%)

6. NET OTHER CHARGES

	2001	2000
	HK$ Million	HK$ Million
Net provisions for impairment in value of non-trading securities	**(438)**	(37)
Net write-back/(charge) of provisions for properties under development and for sale	**339**	(99)
	(99)	(136)

Net provisions for impairment in value of non-trading securities include a deficit of HK$358 million transferred from the investments revaluation reserves of which HK$343 million was brought forward from previous years in accordance with the Group's accounting policy on accounting for investments in securities.

7. TAXATION

a. The provision for Hong Kong profits tax is based on the profit for the year as adjusted for tax purposes at the rate of 16% (2000: 16%).

b. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessed for tax.

c. Taxation in the consolidated profit and loss account represents:

	2001	2000
	HK$ Million	HK$ Million
Hong Kong profits tax for the year	**409**	382
Underprovision for Hong Kong profits tax relating to prior years	**—**	60
Overseas taxation for the year	**2**	22
Deferred taxation (Note 28a)	**(11)**	(29)
	400	435
Share of associates' Hong Kong profits tax for the year	**3**	—
	403	435

d. None of the taxation payable in the balance sheet is expected to be settled after more than one year.

8. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders for the year is dealt with in the accounts of the Company to the extent of HK$2,016 million (2000: HK$2,037 million).

9. DIVIDENDS

a. Dividends attributable to the year

	2001	2000
	HK$ Million	HK$ Million
Interim dividend declared and paid of 28 cents (2000: 28 cents) per share	**685**	685
Final dividend of 50 cents proposed after the balance sheet date (2000: 50 cents) per share	**1,223**	1,223
	1,908	1,908

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

b. Dividends attributable to the previous financial year, approved and paid during the year

	2001	2000
	HK$ Million	HK$ Million
Final dividend in respect of the previous financial year, approved and paid during the year, of 50 cents (2000: 50 cents) per share	**1,223**	1,223

10. EARNINGS PER SHARE

The calculation of earnings per share is based on the earnings for the year of HK$2,519 million (2000: HK$2,494 million as restated) and the weighted average of 2,446 million ordinary shares (2000: 2,446 million ordinary shares) in issue during the year.

The calculation of diluted earnings per share is based on earnings for the year of HK$2,519 million (2000: HK$2,494 million as restated) and the weighted average of 2,446 million ordinary shares (2000: 2,446 million ordinary shares) after adjusting for the effects of all dilutive potential ordinary shares as shown below:

	2001	2000
	No. of shares Million	No. of shares Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**2,446**	2,446
Deemed issue of ordinary shares for no consideration	**—**	—
Weighted average number of ordinary shares used in calculating diluted earnings per share	**2,446**	2,446

The existence of unexercised options during the year ended December 31, 2001 (see note 25) has no dilutive effect on the calculation of diluted earnings per share for the year ended December 31, 2001.

11. CHANGE IN ACCOUNTING POLICIES

a. **Goodwill/negative goodwill**

In prior years, goodwill/negative goodwill arising on consolidation, representing the excess/shortfall of the cost of investments in subsidiaries and associates over the appropriate share of the fair value of the identifiable assets and liabilities acquired, was taken to reserves in the year in which it arose. On disposal of a subsidiary or an associate, the attributable amount of goodwill / negative goodwill was included in calculating the profit or loss on disposal.

11. **CHANGE IN ACCOUNTING POLICIES (continued)**

a. **Goodwill/negative goodwill** (continued)

With effect from January 1, 2001, the Group adopted an accounting policy to recognise goodwill/negative goodwill as set out in note 1(c) in order to comply with Hong Kong Statement of Standard Accounting Practice 30 ("SSAP 30") "Business combinations" issued by the Hong Kong Society of Accountants.

By adoption of SSAP 30, goodwill arising during the year ended December 31, 2001 of HK$441 million was capitalised as an asset in the balance sheet as at December 31, 2001 and amortisation of HK$22 million was charged to the consolidated profit and loss account for the year ended December 31, 2001.

The Group has taken advantage of the transitional provisions set out in paragraph 88 of SSAP 30 which do not require restatement of positive / negative goodwill taken to reserves prior to January 1, 2001.

Goodwill arising in prior periods and not restated for the reasons noted above has been assessed for indications of impairment as required by Statement of Standard Accounting Practice 31 "Impairment of assets" ("SSAP 31") issued by the Hong Kong Society of Accountants. As a result of this review upon adoption of SSAP 31 and SSAP 30, which has been applied retrospectively, goodwill arising in prior years has been considered to have been impaired in prior years, and, consequently, revenue reserves as at January 1, 2000 were restated and reduced by HK$237 million whilst other capital reserves at January 1, 2000 were increased by a corresponding amount, representing impairment of goodwill arising in prior years.

b. **Planned maintenance provision**

In prior years, the Group operated a planned maintenance scheme for its hotels which projected future maintenance requirements over a period of four years. Within this scheme actual costs and/or projected costs of the ensuing four year period, as estimated by the Group, were equalised by annual provisions in the profit and loss account. With effect from January 1, 2001, maintenance costs are expensed in the profit and loss account in the year in which they are incurred in accordance with Statement of Standard Accounting Practice 28 "Provisions, contingent liabilities and contingent assets" ("SSAP 28") issued by the Hong Kong Society of Accountants. The effects of this new accounting policy has been adopted retrospectively. In adjusting prior years' figures, revenue reserves as at January 1, 2000 were restated and increased by HK$106 million representing the reversal of the previous provision for planned maintenance.

As a result of the adoption of SSAP 28 and restating the prior years' results and reserves, the Group's profit for the year attributable to shareholders has increased by. HK$19 million (2000: HK$14 million) as a net result of not making provisions for planned maintenance and writing off the actual maintenance costs incurred during the period.

c. **Proposed dividends**

In prior years, dividends proposed after balance sheet date were accrued as liabilities at the balance sheet date. With effect from January 1, 2001, dividends proposed after balance sheet date are shown as a separate component of shareholders' funds in accordance with the revised Statement of Standard Accounting Practice 9 "Events after the balance sheet date" ("SSAP 9") issued by the Hong Kong Society of Accountants. The new accounting policy has been adopted retrospectively. In adjusting prior years' figures, shareholders' funds as at January 1, 2001 were restated and increased by HK$1,223 million (January 1, 2000: HK$1,223 million) representing the proposed final dividend for the year ended December 31, 2000.

As a result of the adoption of SSAP 9 and restating the prior years' reserves, the Group's shareholders' funds at December 31, 2001 have increased by HK$1,223 million (2000: HK$1,223 million).

d. **Segment reporting**

A segment is distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Inter-segment pricing is based on similar terms as those available to other external parties.

In note 2 to the consolidated accounts, the Group has disclosed segment revenue and results as defined under Statement of Standard Accounting Practice 26 "Segment reporting" ("SSAP 26") issued by the Hong Kong Society of Accountants. In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

12. FIXED ASSETS

	Group					
	Investment properties	Properties under or held for redevelopment	Hotel and club properties	Broadcasting & communications equipment	Other properties and fixed assets	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million
a. Cost or valuation						
Balance at January 1, 2001	60,333	4,182	3,942	6,194	8,465	83,116
Additions	29	457	—	1,280	300	2,066
Disposals	(5)	(34)	—	(17)	(46)	(102)
Reclassification	1,162	(690)	—	(6)	(7)	459
Write back of provisions for impairment	—	379	—	—	—	379
Provisions for impairment	—	(52)	—	—	—	(52)
Revaluation deficits	(4,372)	—	(299)	—	—	(4,671)
Balance at December 31, 2001	57,147	4,242	3,643	7,451	8,712	81,195
Accumulated depreciation						
Balance at January 1, 2001	—	—	—	2,411	3,468	5,879
Charge for the year	—	—	12	546	388	946
Written back on disposals	—	—	—	(14)	(40)	(54)
Reclassification	—	—	—	(2)	(7)	(9)
Written back on revaluation	—	—	(12)	—	—	(12)
Balance at December 31, 2001	—	—	—	2,941	3,809	6,750
Net book value at December 31, 2001	57,147	4,242	3,643	4,510	4,903	74,445
at December 31, 2000	60,333	4,182	3,942	3,783	4,997	77,237
b. The analysis of cost or valuation of the above assets is as follows:						
2001 valuation	57,147	—	3,643	—	—	60,790
1994 valuation	—	288	—	—	—	288
Cost less provisions	—	3,954	—	7,451	8,712	20,117
	57,147	4,242	3,643	7,451	8,712	81,195

If the hotel and club properties had not been revalued, the carrying value of these assets on the basis of cost less accumulated depreciation would be HK$366 million (2000: HK$378 million).

12. FIXED ASSETS (continued)

	Group					
	Investment properties	Properties under or held for redevelopment	Hotel and club properties	Broadcasting & communications equipment	Other properties and fixed assets	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million
c. Tenure of title to properties (at cost or valuation):						
Held in Hong Kong						
Long lease	44,907	383	3,583	—	3	48,876
Medium lease	8,630	2,913	—	—	4,496	16,039
Short lease	—	—	60	—	1	61
	53,537	3,296	3,643	—	4,500	64,976
Held outside Hong Kong						
Freehold	18	—	—	—	—	18
Long lease	—	—	—	—	11	11
Medium lease	3,592	946	—	—	—	4,538
	57,147	4,242	3,643	—	4,511	69,543

d. Properties revaluation

The Group's investment properties together with its hotel and club properties have been revalued as at December 31, 2001 by Chesterton Petty Limited, an independent firm of professional surveyors, on an open market value basis, after taking into consideration the net income allowing for reversionary potential.

Certain properties under or held for redevelopment were valued at December 31, 1994 by Chesterton Petty Limited, an independent firm of professional surveyors, on an open market value basis, after taking into account the development potential of the properties where appropriate.

The surplus or deficit arising on revaluation less minority interests is dealt with in capital reserves.

e. Impairment of fixed assets

The value of properties, other than investment properties and hotel and club properties which are revalued annually, is assessed at each balance sheet date for indications of impairment with reference to valuations undertaken by management. Such valuations assess the recoverable amount of each property based on its value in use (using relevant discount rates) or on its net selling price (by reference to market prices), depending upon the anticipated future plans for the property. As a consequence of this exercise, at December 31, 2001 impairment losses previously recognised in the consolidated profit and loss account of HK$379 million were reversed principally due to the change in expected use of a property and impairment losses of HK$52 million were recognised in the consolidated profit and loss account principally to reflect the current prevailing property market conditions.

f. The gross amounts of fixed assets of the Group held for use in operating leases were HK$58,400 million (2000: HK$61,153 million).

g. The Group leases out properties under operating leases, which generally run for an initial period of two to six years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments may be varied periodically to reflect market rentals and may contain a contingent rental element which is based on various percentages of tenants' sales receipts.

12. FIXED ASSETS (continued)

h. The Group's total future minimum lease income under non-cancellable operating leases is receivable as follows:-

	Group	
	2001	**2000**
	HK$ Million	**HK$ Million**
Within 1 year	**3,006**	2,534
After 1 year but within 5 years	**3,300**	3,218
After 5 years	**47**	44
	6,353	5,796

13. INVESTMENTS IN SUBSIDIARIES

	Company	
	2001	**2000**
	HK$ Million	**HK$ Million**
Unlisted shares, at cost less provision	**20,682**	20,682
Amounts due by subsidiaries	**35,271**	36,803
	55,953	57,485
Amounts due to subsidiaries	**(43,151)**	(42,840)
	12,802	14,645

Details of principal subsidiaries at December 31, 2001 are shown on pages 92 to 94.

The amounts due to and by subsidiaries are non-current as these are not expected to be paid within the next twelve months.

14. GOODWILL

	Group
	HK$ Million
Cost	
Balance at January 1, 2001	—
Addition through acquisition of subsidiaries	441
Balance at December 31, 2001	441
Amortisation	
Balance at January 1, 2001	—
Charge for the year	(22)
Balance at December 31, 2001	(22)
Carrying amount	
At December 31, 2001	419
At December 31, 2000	—

The addition of positive goodwill during the year under review related to the acquisition of an additional 4.5% interest in Modern Terminals Limited ("MTL") which increased the Group's equity holding in MTL from 50.8% to 55.3%.

15. LONG TERM DEPOSITS

The Group has placed deposits with a financial institution maturing in 2003 and 2006 at a margin above market rates. The deposits are credit-linked to the Group's investment grade debt securities.

16. INTEREST IN ASSOCIATES

	Group	
	2001	**2000**
	HK$ Million	**HK$ Million**
Share of net tangible assets		
Shares listed in Hong Kong	**—**	347
Unlisted shares	**(455)**	(157)
	(455)	190
Amounts due by associates	**3,883**	4,792
Amounts due to associates	**(39)**	(10)
	3,389	4,972
Market value of listed shares	**—**	174

Details of principal associates at December 31, 2001 are shown on page 95.

The amounts due to and by associates are non-current as these are not expected to be paid within the next twelve months.

Included in the amount due from associates are loans totalling HK$3,697 million (2000: HK$4,622 million) advanced to certain associates involved in property developments projects, of which HK$1,730 million (2000: HK$2,269 million) is interest bearing and HK$1,967 million (2000: HK$2,353 million) is interest-free. The annual interest rates are determined by the shareholders of the associate with reference to prevailing market rates which were between 3.6% and 7.4% for the current year (2000: 6.1% to 8.1%). The loans are unsecured and are repayable as may from time to time be agreed among the shareholders.

17. LONG TERM INVESTMENTS

	Group	
	2001	**2000**
	HK$ Million	**HK$ Million**
Non-trading securities		
Equity securities		
Listed in Hong Kong	**474**	1,283
Listed outside Hong Kong	**524**	514
	998	1,797
Unlisted	**90**	104
	1,088	1,901
Market value of listed securities	**998**	1,797

18. DEFERRED DEBTORS

Deferred debtors represent receivables due after more than one year.

19. DEFERRED ITEMS

	Group	
	2001	2000
	HK$ Million	HK$ Million
Prepaid revenue expenses	**322**	338
Programming library	**211**	232
	533	570

20. INVENTORIES

	Group	
	2001	2000
	HK$ Million	HK$ Million
Properties under development for sale, less pre-sale proceeds received and receivable	**1,996**	1,983
Properties held for sale	**751**	1,156
Spare parts and consumables	**135**	118
	2,882	3,257

The properties under development for sale are expected to be completed and recovered after more than one year.

The amount of properties held for sale /under development for sale carried at net realisable value is HK$827 million (2000: HK$2,527 million). In 2001, the amount of reversals of write downs of properties held for sale/under development for sale charged to the profit and loss account in prior years was HK$51 million (2000: HK$Nil).

21. TRADE AND OTHER RECEIVABLES

Included in this item are trade debtors (net of provision for bad and doubtful debts) with an ageing analysis as at December 31, 2001 as follows:

	Group	
	2001	2000
	HK$ Million	HK$ Million
0 - 30 days	**442**	462
31 - 60 days	**157**	59
61 - 90 days	**41**	17
Over 90 days	**52**	82
	692	620

The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days, except for pre-sale proceeds of properties under development, which are receivable upon completion of the properties under development.

22. PLEDGED DEPOSITS

Deposits are pledged as security for certain bonds and notes. Deposits pledged as security for obtaining a letter of credit for issue of a surety bond at December 31, 2000 (Note 31d) have been discharged in full during the year.

23. TRADE AND OTHER PAYABLES

Included in this item are trade creditors with an ageing analysis as at December 31, 2001 as follows:

	Group	
	2001	2000
	HK$ Million	HK$ Million
0 - 30 days	**745**	437
31 - 60 days	**99**	101
61 - 90 days	**74**	132
Over 90 days	**311**	247
	1,229	917

24. SHORT TERM LOANS AND OVERDRAFTS

	Group		Company	
	2001	2000	2001	2000
	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Floating rate notes	**1,417**	—	**—**	—
Secured bank loans	**91**	373	**—**	—
Unsecured bank loans and overdrafts	**5,346**	5,473	**314**	103
Unsecured other loans	**20**	—	**—**	—
	6,874	5,846	**314**	103

25. SHARE CAPITAL

	2001	2000	2001	2000
	No. of shares Million	No. of shares Million	HK$ Million	HK$ Million
Authorised				
Ordinary shares of HK$1 each	**3,600**	3,600	**3,600**	3.600
Issued and fully paid				
Balance at January 1	**2,446**	2,446	**2,446**	2,446
Exercise of share options	**1**	—	**1**	—
Balance at December 31	**2,447**	2,446	**2,447**	2,446

Executive share incentive scheme

As at December 31, 2001, options to subscribe for 3.3 million (2000: 3.8 million) ordinary shares of the Company at prices ranging from HK$12.0 to HK$25.0 per share granted to a number of executives under the Company's executive share incentive scheme were unexercised. These options are exercisable before July 31, 2006.

During the year, options were exercised to subscribe for 480,000 (2000: 70,000) ordinary shares of HK$1.00 each at a consideration between HK$9.5 and HK$19.0 (2000: between HK$7.6 and HK$9.5) per share.

26. RESERVES

	Share premium	Capital redemption reserve	Investment properties revaluation reserves	Investments revaluation reserves	Other capital reserves	Revenue reserves	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million (Restated)	HK$ Million
a. The Group							
i. *Company and subsidiaries*							
Balance at January 1, 2000							
- as previously reported	7,729	7	38,292	468	(758)	6,057	51,795
- prior year adjustments in respect of							
- goodwill (Note 11a)	—	—	—	—	237	(237)	—
- planned maintenance provision (Note 11b)	—	—	—	—	—	106	106
- dividends proposed (Note 11c)	—	—	—	—	—	1,223	1,223
- as restated	7,729	7	38,292	468	(521)	7,149	53,124
Dividends approved in respect of the previous year (Note 9b)	—	—	—	—	—	(1,223)	(1,223)
Exchange reserve	—	—	—	—	(26)	—	(26)
Exercise of share options	1	—	—	—	—	—	1
Reserve on acquisition of subsidiaries and an associate	—	—	—	—	118	—	118
Goodwill written off on disposal of subsidiaries and associates	—	—	—	—	51	—	51
Transferred to the profit and loss account on disposal of non-trading securities	—	—	—	(791)	—	—	(791)
Revaluation surplus/(deficit)							
- investment properties	—	—	2,216	—	—	—	2,216
- other properties	—	—	—	—	89	—	89
- non-trading securities	—	—	—	(67)	—	—	(67)
Reclassification	—	—	9	—	(9)	—	—
Profit for the year	—	—	—	—	—	2,811	2,811
Dividends declared in respect of the current year (Note 9a)	—	—	—	—	—	(685)	(685)
Balance at December 31, 2000 and January 1, 2001 (Restated)	7,730	7	40,517	(390)	(298)	8,052	55,618
Dividends approved in respect of the previous year (Note 9b)	—	—	—	—	—	(1,223)	(1,223)
Exercise of share options	5	—	—	—	—	—	5
Goodwill written off on disposal of an associate	—	—	—	—	301	—	301
Transferred to the profit and loss account on disposal of non-trading securities	—	—	—	107	—	—	107
Revaluation surplus/(deficit)							
- investment properties	—	—	(4,361)	—	—	—	(4,361)
- other properties	—	—	—	—	(244)	—	(244)
- non-trading securities	—	—	—	(85)	—	—	(85)
Transferred to the profit and loss account on impairment of non-trading securities	—	—	—	358	—	—	358
Others	—	—	—	—	6	—	6
Profit for the year	—	—	—	—	—	2,859	2,859
Dividends declared in respect of the current year (Note 9a)	—	—	—	—	—	(685)	(685)
Balance at December 31, 2001	7,735	7	36,156	(10)	(235)	9,003	52,656

26. RESERVES (continued)

	Share premium	Capital redemption reserve	Investment properties revaluation reserves	Investments revaluation reserves	Other capital reserves	Revenue reserves	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million (Restated)	HK$ Million
a. The Group (continued)							
ii. *Associates*							
Balance at January 1, 2000	—	—	—	(19)	—	190	171
Transferred to the profit and loss account on disposal of non-trading securities	—	—	—	16	—	—	16
Transferred to the profit and loss account on impairment of non-trading securities	—	—	—	13	—	—	13
Revaluation surplus							
- non-trading securities	—	—	—	3	—	—	3
Loss absorbed for the year	—	—	—	—	—	(317)	(317)
Balance at December 31, 2000 and January 1, 2001	—	—	—	13	—	(127)	(114)
Transferred to the profit and loss account on disposal of non-trading securities	—	—	—	(2)	—	—	(2)
Revaluation deficit							
- non-trading securities	—	—	—	(2)	—	—	(2)
Loss absorbed for the year	—	—	—	—	—	(340)	(340)
Balance at December 31, 2001	—	—	—	9	—	(467)	(458)
Total reserves							
At December 31, 2001	7,735	7	36,156	(1)	(235)	8,536	52,198
At December 31, 2000 (Restated)	7,730	7	40,517	(377)	(298)	7,925	55,504

26. RESERVES (continued)

	Share premium	Capital redemption reserve	Other capital reserves	Revenue reserves	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million (Restated)	HK$ Million
b. The Company					
Balance at January 1, 2000					
- as previously reported	7,729	7	306	1,578	9,620
- prior year adjustments in respect of					
- dividends proposed (Note 11c)	—	—	—	1,223	1,223
- as restated	7,729	7	306	2,801	10,843
Exercise of share options	1	—	—	—	1
Dividends approved in respect of the previous year (Note 9b)	—	—	—	(1,223)	(1,223)
Profit for the year	—	—	—	2,037	2,037
Dividends declared in respect of the current year (Note 9a)	—	—	—	(685)	(685)
Balance at December 31, 2000 and January 1, 2001 (Restated)	7,730	7	306	2,930	10,973
Exercise of share options	5	—	—	—	5
Dividend approved in respect of the previous year (Note 9b)	—	—	—	(1,223)	(1,223)
Profit for the year	—	—	—	2,016	2,016
Dividend declared in respect of the current year (Note 9a)	—	—	—	(685)	(685)
Balance at December 31, 2001	7,735	7	306	3,038	11,086

Reserves of the Company available for distribution to shareholders at December 31, 2001 amounted to HK$3,038 million (2000: HK$2,930 million as restated).

The application of the share premium account and capital redemption reserves are governed by Section 48B and Section 49 of the Hong Kong Companies Ordinance respectively. The revaluation reserves have been set up and will be dealt with in accordance with the accounting policies adopted for the revaluation of investment properties, hotel and club properties and non-trading securities.

After the balance sheet date the Directors proposed a final dividend of 50 cents per share (2000: 50 cents per share) amounting to HK$1,223 million (2000: HK$1,223 million). This dividend has not been recognised as a liability at the balance sheet date.

27. LONG TERM LOANS

	Group		Company	
	2001 HK$ Million	2000 HK$ Million	2001 HK$ Million	2000 HK$ Million
Bonds and notes (secured and due February 21, 2005)				
US dollar floating rate notes	**2,743**	2,743	—	—
HK dollar floating rate notes	**1,049**	1,049	—	—
HK dollar floating rate notes	**665**	665	—	—
	4,457	4,457	—	—
Bonds and notes (unsecured)				
HK dollar floating rate notes due July 16, 2002	**1,417**	1,417	—	—
HK dollar guaranteed notes due March 15, 2004	**500**	—	—	—
US dollar notes due November 1, 2004	**1,560**	1,560	—	—
US dollar notes due March 13, 2007	**2,730**	2,730	—	—
	6,207	5,707	—	—
Bank loans (secured)				
Due less than 1 year	**91**	373	—	—
Due after more than 1 year but not exceeding 2 years	—	742	—	—
Due after more than 2 years but not exceeding 5 years	**287**	2,407	—	—
	378	3,522	—	—
Bank loans (unsecured)				
Due less than 1 year	**5,346**	5,473	**314**	103
Due after more than 1 year but not exceeding 2 years	**406**	3,126	—	—
Due after more than 2 years but not exceeding 5 years	**7,079**	393	—	—
	12,831	8,992	**314**	103
Other loans (unsecured)				
Due less than 1 year	**20**	—	—	—
Due after more than 1 year but not exceeding 2 years	—	20	—	—
	20	20	—	—
Total loans	**23,893**	22,698	**314**	103
Less: Amounts due within 1 year (Note 24)	**(6,874)**	(5,846)	**(314)**	(103)
Total long term loans	**17,019**	16,852	—	—

27. **LONG TERM LOANS** (continued)

(a) As at December 31, 2001, the Group's net debts, representing the total loans less deposits, listed debt securities and cash, are analysed as follows:

	2001	2000
	HK$ Million	HK$ Million
Secured	**4,835**	7,979
Bonds and notes	**4,457**	4,457
Bank loans	**378**	3,522
Unsecured	**19,058**	14,719
Bonds and notes	**6,207**	5,707
Bank loans and other loans	**12,851**	9,012
Total loans	**23,893**	22,698
Long term deposits	**(468)**	—
Listed debt securities	**(514)**	—
Deposits and cash	**(2,852)**	(2,213)
Pledged deposits	**(288)**	(981)
	19,771	19,504

(b) As the Group's borrowings are primarily denominated in Hong Kong and US dollars and the US dollar loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts, there is no significant exposure to foreign exchange rate fluctuations.

(c) Over 90% of the bonds and notes either bear interest at floating rates or have been swapped to floating rates determined by reference to the Hong Kong Interbank Offered Rate or the London Interbank Offered Rate.

(d) Included in the Group's total loans are bank loans totalling HK$992 million (2000: HK$490 million) borrowed by two non-wholly owned subsidiaries, Modern Terminals Limited and Harbour Centre Development Limited. These loans are without recourse to the Company and other subsidiaries.

(e) No amount included in long term loans is expected to be settled within one year (2000: HK$3,010 million).

(f) The banking facilities of the Group are secured by mortgages over certain investment properties with carrying value of HK$19,171 million (2000: HK$20,413 million).

28. DEFERRED TAXATION

(a) Movements on deferred taxation comprise:

	Group	
	2001	2000
	HK$ Million	HK$ Million
Balance at January 1	**478**	507
Transfer to the profit and loss account (Note 7c)	**(11)**	(29)
Balance at December 31	**467**	478

28. **DEFERRED TAXATION** (continued)

(b) Major components of deferred taxation are set out below:

	Group			
	2001		2000	
	Provided	Potential liabilities/ (assets) unprovided	Provided	Potential liabilities/ (assets) unprovided
	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Depreciation allowances in excess of the related depreciation	**467**	**821**	478	300
Unutilised tax losses	**—**	**(1,618)**	—	(1,271)
Others	**—**	**(110)**	—	—
	467	**(907)**	478	(971)

The major part of the unprovided potential liabilities represents the maximum taxation arising from balancing charges in the event of a future realisation of investment and other properties at an amount equal to the valuations or carrying values recorded in the balance sheet.

The deferred tax assets arising from the Group's unutilised tax losses have not been recognised in the accounts as it is not certain that the future benefits thereof will crystallise in the foreseeable future.

(c) No deferred taxation has been provided in the accounts of the Company as the net effect of all timing differences is considered to be immaterial.

29. OTHER DEFERRED LIABILITIES

	Group	
	2001	2000
	HK$ Million	HK$ Million Restated
Club debentures (non-interest bearing) due after more than 5 years	**220**	220
Deferred revenue (Note 1 (l) (viii))	**127**	—
Others	**75**	84
	422	304

30. *MATERIAL RELATED PARTY TRANSACTIONS*

Except for the transactions noted below, the Group and the Company have not been a party to any material related party transaction during the year ended December 31, 2001:

(a) As disclosed in Note 16, loans totalling HK$3,697 million (2000: HK$4,622 million) advanced by the Group to certain associates involved in the Sorrento and Bellagio property developments projects (as described in more detail in (b) and (c) below) are considered to be related party transactions and also constitute connected transactions as defined under the Listing Rules. Waivers were granted by the Stock Exchange in 1994 and 1997 from complying with the relevant connected transaction requirements (as set out in further detail under (b) and (c) hereunder). The net interest earned by the Group from these loans during the year is not material in the context of these accounts.

(b) As disclosed in Note 31(b), the Company and a subsidiary, together with its controlling shareholder and two of its subsidiaries, have jointly and severally guaranteed the performance and observance of the terms by a subsidiary of the associate under an agreement to develop the Sorrento property.

The same parties have also severally guaranteed loans granted to a subsidiary of the above associate to finance the property development project. The amount attributable to the Company and a subsidiary was HK$866 million (2000: HK$1,360 million).

Such guarantees given by the Company constitute connected transactions as defined under the Listing Rules, but a waiver from complying with the relevant connected transaction requirements was granted by the Stock Exchange in 1997.

30. MATERIAL RELATED PARTY TRANSACTIONS (continued)

(c) As disclosed in Note 31(c), the Company together with its controlling shareholder and one of its subsidiaries, have jointly and severally guaranteed the performance and observance of the terms by a subsidiary of an associate under an agreement to develop the Bellagio property.

The same parties have also severally guaranteed loans granted to a subsidiary of the above associate to finance the property development project. The amount attributable to the Company was HK$1,267 million (2000: HK$Nil).

Such guarantees given by the Company constitute connected transactions as defined under the Listing Rules, but a waiver from complying with the relevant connected transaction requirements was granted by the Stock Exchange in 1997.

(d) In 2001, the Group acquired a 100% effective interest in several sites at Yau Tong (the "Properties") for a proposed development to be undertaken by a joint-venture company from its controlling shareholder for a consideration of HK$753 million. The consideration was calculated on the basis of the value of the Properties as assessed by an independent valuer at July 16, 2001 and the outstanding balance of a shareholder's loan. The Properties will be injected into the joint-venture company in which the Group will have an effective interest of 15.6% if the proposed development plan is finalised.

(e) In respect of the year ended December 31, 2001, the Group earned rental income amounting to HK$134 million (2000: HK$125 million) from affiliated companies of its controlling shareholder.

31. CONTINGENT LIABILITIES

As at December 31, 2001:

(a) There were contingent liabilities in respect of guarantees given by the Company on behalf of subsidiaries relating to overdraft, short term loan and credit facilities, bonds and notes of up to HK$29,849 million (2000: HK$27,706 million).

(b) The Company and a subsidiary together with its principal shareholder and two subsidiaries thereof, have jointly and severally guaranteed the performance and observance of the terms under an agreement for a property development project by the subsidiary of an associate. Also, all the parties have severally guaranteed loans granted to a subsidiary of the associate to finance its property development project. The amount attributable to the Company and a subsidiary is HK$866 million (2000: HK$1,360 million).

(c) The Company together with its controlling shareholder and one of its subsidiaries, have jointly and severally guaranteed the performance and observance of the terms under an agreement for a property development project by a subsidiary of another associate. Also, all the parties have severally guaranteed loans granted to a subsidiary of the associate to finance its property development project. The amount attributable to the Company was HK$1,267 million (2000: HK$Nil).

(d) In previous years claims for unspecified damages for alleged breach of contract were brought by a third party against the Company and certain subsidiaries and a director of the Company based on an alleged option to invest in the Group's cable television franchise. On May 21, 2001, the United States Supreme Court affirmed the judgments of the District Court and the Court of Appeals in Denver in the case of United International Holdings, Inc. ("UIH") and UIH Asia Investment Company v. The Wharf (Holdings) Limited.

The judgments were entered in an action brought by UIH arising out of an alleged breach of contract involving the Group's cable television business, in respect of which the jury in the abovementioned District Court rendered a verdict against The Wharf (Holdings) Limited et al. awarding US$67 million (HK$523 million) in compensatory damages plus US$59 million (HK$456 million) in exemplary (or punitive) damages and interest thereon. The abovementioned Court of Appeals affirmed the judgment of District Court in May 2000. The Group had made full provision in its accounts in prior years in respect of the amount required to discharge all its liabilities. By September 30, 2001, the Group had settled in full the judgment sum plus interest thereon and all UIH's legal fee claims in a total amount of HK$1,569 million.

Accordingly, the Company has discharged a bond totalling HK$1,513 million (US$194 million) which was posted as surety for the payment of the damages, costs and interest. The posting of the surety bond was secured by an investment property, certain listed share investments and fixed deposits of the Group, which had an aggregate carrying amount of HK$4,594 million at December 31, 2000.

(e) Forward exchange contracts amounting to HK$6,537 million (2000: HK$5,304 million) will mature in 2002. (2000: HK$4,914 million and HK$390 million mature in 2001 and 2002 respectively)

32. COMMITMENTS

	Group	
	2001	2000
	HK$ Million	HK$ Million
(a) Capital commitments		
No provision has been made in the accounts for planned capital expenditure of	**4,966**	5,913
In respect of which contracts have been entered into for	**1,858**	1,783

(b) *The Company's subsidiary, Modern Terminals Limited, together with certain other third parties, have entered into a Joint* Development Agreement ("JDA") to jointly procure the construction of Container Terminal 9. The total cost of construction is estimated to be HK$4.8 billion and will be shared by respective parties at an agreed ratio as stipulated in the JDA. The financing of the construction cost is without recourse to the Company and other subsidiaries.

The joint developers have received notification from the contractor of claims for additional costs in respect of the construction. The claims have been considered by the project director and consultant engineers who consider them to be substantially invalid based on information currently available and who also note that the joint developers have right to significant liquidated damages from the contractor.

33. POST BALANCE SHEET EVENTS

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in note 9.

34. COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of changes in accounting policies for goodwill/negative goodwill, planned maintenance provision, proposed dividends and segment reporting in order to comply with SSAPs 30, 28, 9 and 26 respectively, details of which are set out in Note 11. In addition, the presentation of certain comparative figures in the consolidated profit and loss account has been amended to conform to the current year's presentation which management consider gives a better indication of the results of the Group for the year.

35. APPROVAL OF ACCOUNTS

The accounts were approved and authorised for issue by the Directors on March 18, 2002.

As at December 31, 2001

Subsidiaries	Place of incorporation/ operation	Issued share capital (all being ordinary shares and fully paid up except where otherwise stated)	Percentage of equity attributable to the Group	Principal activities
Property - Hong Kong and Singapore				
Feckenham Limited	Hong Kong	2 HK$10 shares	100	Property
Forestside Limited	British Virgin Islands	500 US$1 shares	100	Property
Framenti Company Limited	Hong Kong	2 HK$1 shares	100	Property
Harbour City Management Limited	Hong Kong	2 HK$10 shares	100	Property management
HKRT Peak Properties Limited	Hong Kong	3,000,000 HK$10 shares	100	Property
Hong Tai Yuen Limited	Hong Kong	500,000 HK$1 shares	100	Property
Marbrad Company Limited	Hong Kong	2 HK$1 shares	100	Property
New Tech Centre Limited	Hong Kong	10,000 HK$1 shares	100	Property
Olinda Limited	Hong Kong	2 HK$10 shares	100	Property
Oroll Pte. Limited	Singapore	1,000,000 S$1 shares	100	Property
Plaza Hollywood Management Limited	Hong Kong	2 HK$1 shares	100	Property management
Renvey Company Limited	Hong Kong	10,000 HK$1 shares	100	Property
Roville Company Limited	Hong Kong	2 HK$1 shares	100	Property
Solana Limited	Hong Kong	100 HK$10 shares	100	Property
Times Square Estates Limited	Hong Kong	2 HK$1 shares	100	Property management
Wharf Development Limited	Hong Kong	2 HK$1 shares	100	Holding company
Wharf Properties Limited	Hong Kong	20,000 HK$10 shares	100	Property
Wharf Property Investments Limited	Hong Kong	23,200,000 HK$10 shares	100	Holding company
Wharf Realty Limited	Hong Kong	2 HK$1 shares	100	Property
Wobble Company Limited	Hong Kong	2 HK$1 shares	100	Property
Zenuna Limited	Hong Kong	2 HK$10 shares	100	Property
Property - China				
Cheerwill Properties Limited	British Virgin Islands	500 US$1 shares	100	Holding company
Keithman Company Limited	Hong Kong	10,000 HK$1 shares	80	Holding company
Rumba Company Limited	Hong Kong	10,000 HK$1 shares	82	Holding company
Times Square Limited	Hong Kong	2 HK$1 shares	100	Trademark registration

Subsidiaries	Place of incorporation/ operation	Issued share capital (all being ordinary shares and fully paid up except where otherwise stated)	Percentage of equity attributable to the Group	Principal activities
Property - China (continued)				
Wharf Beijing Limited	Hong Kong	2 HK$1 shares	100	Holding company
# Wharf China Limited	Cayman Islands	500,000,000 US$1 shares	100	Holding company
Wharf Chongqing Limited	Hong Kong	2 HK$1 shares	100	Holding company
Wharf Dalian Limited	Hong Kong	2 HK$1 shares	100	Holding company
Shanghai Times Square Property Management (Shanghai) Company Limited	The People's Republic of China	US$500,000	100	Property management
Wharf Shanghai Limited	Hong Kong	10,000,000 HK$1 shares	100	Holding company
Wharf Wuhan Limited	Hong Kong	2 HK$1 shares	100	Holding company
Communications, media and entertainment				
COL Limited	Hong Kong	40,000 HK$500 shares	100	Computer services
Global Media In Force Limited	Hong Kong	2 HK$1 shares	79	Advertising airtime, programme licensing and online shopping
Hong Kong Cable Television Limited	Hong Kong	1,000,000,000 HK$1 shares	79	Pay television services
* i-CABLE Communications Limited	Hong Kong	2,014,000,000 HK$1 shares	79	Holding company
i-CABLE Network Limited	Hong Kong	100 HK$1 shares 2 HK$1 non-voting deferred shares	79	Network operation services
i-CABLE Satellite Television Limited	Hong Kong	2 HK$1 shares	79	Non-domestic Television services
i-CABLE WebServe Limited	Hong Kong	2 HK$1 shares	79	Internet and multimedia services
Wharf New T&T Limited (Formerly *New T&T Hong Kong Limited)*	Hong Kong	100,000,000 HK$1 shares	100	Telecommunication
Rediffusion Satellite Services Limited	Hong Kong	1,000 HK$10 shares	79	Satellite television systems
# Wharf Communications Investments Limited	Hong Kong	1,000,000 HK$10 shares	100	Holding company
Logistics				
The "Star" Ferry Company, Limited	Hong Kong	1,440,000 HK$5 shares	100	Public transport
Wharf Transport Investments Limited	Hong Kong	2 HK$1 shares	100	Holding company

Subsidiaries	Place of incorporation/ operation	Issued share capital (all being ordinary shares and fully paid up except where otherwise stated)	Percentage of equity attributable to the Group	Principal activities
Logistics (continued)				
Hongkong Tramways Limited	Hong Kong	21,937,500 HK$5 shares	100	Public transport
Metropark Limited	Hong Kong	2 HK$10 shares	100	Carpark management
Modern Terminals Limited	Hong Kong	76,891 HK$1,000 shares	55	Container terminal
Hotels				
* Harbour Centre Development Limited	Hong Kong	315,000,000 HK$0.5 shares	67	Holding company
Manniworth Company Limited	Hong Kong	10,000 HK$1 shares	67	Property
Marco Polo Hotels Management Limited	Hong Kong	2 HK$10 shares	100	Hotel management
The Hongkong Hotel Limited	Hong Kong	100,000 HK$1 shares	67	Hotel and property
The Marco Polo Hotel (Hong Kong) Limited	Hong Kong	1,000 HK$1 shares	100	Hotel
The Prince Hotel Limited	Hong Kong	2 HK$1 shares	100	Hotel
Wharf Hotel Investments Limited	Cayman Islands	500,000,000 US$1 shares	100	Holding company
Investment, corporate and others				
Fortune Growth Investments Limited	Hong Kong	2 HK$1 shares	100	Finance
Hoya International Limited	Hong Kong	2 HK$1 shares	67	Finance
HCDL Finance (International) Limited	Cayman Islands	500 US$1 shares	67	Finance
Perdiem Company Limited	Hong Kong	2 HK$1 shares	100	Finance
Success Record Limited	Hong Kong	2 HK$1 shares	100	Finance
# Wharf Capital International Limited	Cayman Islands	1,000 US$1 shares	100	Finance
# Wharf International Finance Limited	Cayman Islands	500 US$1 shares	100	Finance
# Wharf Hong Kong Limited	Cayman Islands	500,000,000 US$1 shares	100	Holding company
Wharf International Investments Limited	Cayman Islands	500 US$1 shares	100	Investment
# Wharf International Limited	Cayman Islands	500,000,000 US$1 shares	100	Holding company
# Wharf Limited	Hong Kong	2 HK$10 shares	100	Management services
# Wharf Treasury (1995) Limited	British Virgin Islands	500 US$1 shares	100	Finance

Associates	Place of incorporation/ operation	Class of shares	Percentage of equity attributable to the Group	Principal activities
Property				
Diamond Hill Development Holdings Limited	British Virgin Islands	Ordinary	33	Holding company
Harriman Leasing Limited	Hong Kong	Ordinary	50	Leasing agent
Hopfield Holdings Limited	British Virgin Islands	Ordinary	33	Holding company
Salisburgh Company Limited	Hong Kong	Ordinary	33	Property
Kowloon Properties Company Limited	Hong Kong	Ordinary	33	Property

All the subsidiaries listed above were, as at December 31, 2001, indirect subsidiaries of Wharf except where marked #.

The above list gives the principal subsidiaries and associates of the Group which, in the opinion of the Directors, principally affect the profit and assets of the Group.

Subsidiaries held directly

* Listed companies

As at December 31, 2001

ADDRESS	LOT NUMBER	YEAR OF COMPLETION	LEASE EXPIRY	SITE AREA (SQ. FT.)	APPROXIMATE GROSS FLOOR AREAS (SQ. FT.) OFFICE	RETAIL	RESIDENTIAL	INDUSTRIAL-OFFICE/ INDUSTRIAL	CLUB HOUSE	HOTEL (NO. OF ROOMS)	ATTRIBUTABLE INTEREST
a) Investment and other properties and hotels											
Investment and other properties											
Ocean Terminal, Harbour City, Tsimshatsui	KPP 83	1966	2012	346,719	10,000	648,000					100%
Ocean Centre, Harbour City, Tsimshatsui	KML 11 S.A.	1977	2880	126,488	677,000	224,000					100%
New T & T Centre, Harbour City, Tsimshatsui	KML 11 S.B.	1981	2880	(a)	257,000						100%
World Commerce Centre, Harbour City, Tsimshatsui	KML 11 S.B.	1981	2880	(a)	257,000						100%
World Finance Centre, Harbour City, Tsimshatsui	KML 11 S.D.	1983	2880	(a)	512,000						100%
Ocean Galleries, Harbour City, Tsimshatsui	KML 11 S.B. & D.	1981/83	2880	(a)		386,000					100%
Gateway I, Harbour City, Tsimshatsui	KML 11 R.P.	1994	2880	(a)	1,128,000	108,000					100%
Gateway II, Harbour City, Tsimshatsui	KML 11 S.B. & D.	1998/99	2880	(a)	1,570,000	400,000	670,000				100%
The Marco Polo Hongkong Hotel, Harbour City, Tsimshatsui (Commercial Section)	KML 91 S.A. & KML 10 S.B.	1969	2863	(b)	35,000	135,000					67%
Times Square, Sharp Street East, Causeway Bay	IL 731, IL 728, IL 727, IL 725 S.A. & R.P., IL 724 S.A., B & R.P., IL 722 & IL 718	1993	2850/60/80	112,441	1,033,000	936,000					100%
Plaza Hollywood, 3 Lung Poon Street, Diamond Hill	NKIL 6160	1997	2047	280,510		562,000					100%
World Trade Square, Hoi Bun Road, Kwun Tong	KTIL 713	1991	2047	48,438	330,000	65,000					100%
26-27/F, World-Wide House, Central	IL 8432	1979	2053	N/A	21,000						100%
Various units of Cable TV Tower, Hoi Shing Road, Tsuen Wan	TWTL 218	1992	2047	N/A				523,000			100%
Various units of Grandtech Centre, On Sum Street, Shatin	STTL 375	1996	2047	N/A				421,000			100%
Various units of Strawberry Hill, 8 Plunkett's Road, The Peak	RBL 512 & 1004	1974/77	2027/28	N/A			37,000				100%
77 Peak Road, The Peak	RBL 836	1951	2029	76,728			32,000				100%
Chelsea Court											
63 Mount Kellett Road, The Peak	RBL 556 R.P.S.A. & S.B.	2001	2035	29,640			43,000				100%
Mountain Court 11-13 Plantation Road, The Peak	RBL 522, 639, 661	2001	2027	32,145			49,900				100%
Delta House, 3 On Yiu Street, Shatin	STTL 422	1999	2047	70,127				349,000			100%
Beijing Capital Times Square 88 West Changan Avenue, Beijing		1999	2044	141,007	625,000	670,000#					88%

Including basement carpark area

ADDRESS	LOT NUMBER	YEAR OF COMPLETION	LEASE EXPIRY	SITE AREA (SQ. FT.)	APPROXIMATE GROSS FLOOR AREAS (SQ. FT.) OFFICE	RETAIL	RESIDENTIAL	INDUSTRIAL-OFFICE/ INDUSTRIAL	CLUB HOUSE	HOTEL (NO. OF ROOMS)	ATTRIBUTABLE INTEREST
a) Investment and other properties and hotels (continued)											
Shanghai Times Square 93-111 Huai Hai Zhong Road, Shanghai		1999	2043	148,703	331,000	685,000#	195,000				100%
Hotels and clubs											
The Marco Polo Hongkong Hotel, Harbour City, Tsimshatsui	KML 91 S.A. & KML 10 S.B.	1969	2863	58,814						665	67%
The Marco Polo Gateway, Harbour City, Tsimshatsui	KML 11 S.B.	1981	2880	(a)						438	100%
The Marco Polo Prince, Harbour City, Tsimshatsui	KML 11 S.D.	1981	2880	(a)						396	100%
Pacific Club Kowloon, Harbour City, Tsimshatsui	KPP 6	1990	2006	48,309					139,000		100%

ADDRESS	LOT NUMBER	EXPECTED YEAR OF COMPLETION	STAGE OF COMPLETION	LEASE EXPIRY	SITE AREA (SQ. FT.)	APPROXIMATE GROSS FLOOR AREAS (SQ. FT.) OFFICE	RETAIL	RESIDENTIAL	INDUSTRIAL-OFFICE/ INDUSTRIAL	CLUB HOUSE	HOTEL (NO. OF ROOMS)	ATTRIBUTABLE INTEREST
b) Properties under development												
1 Plantation Road, The Peak	RBL 534 S.E. & F.	2002	Superstructure in progress	2028	97,670			97,000				100%
3-5 Gough Hill Path, The Peak	RBL 1169	2004	Site formation	2031/50	49,321			24,700				100%
60 Victoria Road, Kennedy Town, Hong Kong	IL 8079	N/A	Planning stage	2064	6,100			48,800				67%
Cable TV Tower South Chai Wan Kok Street, Tsuen Wan	TWIL 36	N/A	Planning stage	2047	66,005						1,395	100%
Kowloon Godown, 1-3 Kai Hing Road, Kowloon Bay	NKIL 5805, 5806 & 5982 together with adjoining lots at Kowloon Bay	N/A	Planning stage	2047	353,100			2,300,000				(c)
Chongqing Times Square Zou Rong Road/Min Zu Road, Yuzhong District, Chongqing		2004	Superstructure in progress	2045/50	95,799	168,000	757,000#	682,000				100%
Shanghai Wheelock Square 1717, Nan Jing Xi Road, Jingan District, Shanghai		2006	Planning stage	2046	136,432	1,575,000#						98%
Parc Royal 176, Huai Hai Xi Road, Changning District, Shanghai		2005	Planning stage	2044	118,220	311,000		472,000#				70%

ADDRESS	LOT NUMBER	EXPECTED YEAR OF COMPLETION	STAGE OF COMPLETION	LEASE EXPIRY	SITE AREA	OFFICE	RETAIL	RESIDENTIAL	INDUSTRIAL-OFFICE/ INDUSTRIAL	CLUB HOUSE	HOTEL	ATTRIBUTABLE INTEREST
						APPROXIMATE GROSS FLOOR AREAS (SQ. FT.)						
					(SQ. FT.)						*(NO. OF ROOMS)*	

b) Properties under development (continued)

ADDRESS	LOT NUMBER	EXPECTED YEAR OF COMPLETION	STAGE OF COMPLETION	LEASE EXPIRY	SITE AREA	OFFICE	RETAIL	RESIDENTIAL	INDUSTRIAL-OFFICE/ INDUSTRIAL	CLUB HOUSE	HOTEL	ATTRIBUTABLE INTEREST
Wellington Garden Area 8 of 148, Huai Hai Xi Road, Xuhui District, Shanghai		2005	Planning stage	2045	80,482			572,000#				59%

\# *Including basement carpark area*

c) Properties under development undertaken by associates

ADDRESS	LOT NUMBER	EXPECTED YEAR OF COMPLETION	STAGE OF COMPLETION	LEASE EXPIRY	SITE AREA	OFFICE	RETAIL	RESIDENTIAL	INDUSTRIAL-OFFICE/ INDUSTRIAL	CLUB HOUSE	HOTEL	ATTRIBUTABLE INTEREST
Sorrento, MTRC Kowloon Station Package Two	KIL11080	2004	Superstructure in progress	2047	184,926			2,531,000				33%
Bellagio, Sham Tseng	Lot 266 in DD 390	2004	Superstructure in progress	2049	566,090			2,799,800				33%
Various lots at Yau Tong Bay, Yau Tong, Kowloon	R. P. of YTML 22 & ext., YTML 28 & ext., YTML 29 & ext., and YTML 12, 32 and 33 together with adjoining lots at Yau Tong Bay	N/A	Planning stage	2047	2,356,000	1,184,000	431,000	9,228,000				15.6%

Notes:

(a) Part of Harbour City, total site area is 428,719 sq. ft.

(b) Part of The Marco Polo Hongkong Hotel building.

(c) Attributable interest in Kowloon Godown redevelopment is under discussion with joint venture partners.

SETTLEMENT AND CLEARANCE AND CUSTODY

The following is a summary of the settlement, clearance and custody arrangements for the Notes.

Central Moneymarkets Unit Service

The Notes of each tranche will be represented by a Global Note which will be delivered to and held by a sub-custodian nominated by the Hong Kong Monetary Authority as operator of the CMU (the "**Operator**"). The Global Notes will be held for the account of the Managers or other CMU members who have accounts with the Operator (the "**CMU Participants**").

Interests in the Global Notes will only be shown on, and transfers of interests will be effected through, records maintained by the Operator.

As long as the Operator is the holder of the Global Notes, the Operator will be considered the absolute owner of such Global Notes for all purposes under the Trust Deed. Owners of interests in such Global Notes will be entitled to receive Definitive Notes in limited circumstances as described under the section headed "Terms and Conditions of the Notes" in this Prospectus. Because the Operator can act only on behalf of the CMU Participants, who in turn may act on behalf of persons who hold interests through them ("**indirect participants**"), the ability of persons having interests in the Global Notes to pledge such interests to persons or entities that are not the CMU Participants, or otherwise take action in respect of such interests, may be affected by the absence of Definitive Notes.

The settlement of payments in respect of the Notes will be through the direct debit or credit of the settlement accounts of the CMU Participants with the Operator. The Issuer expects that the Operator, upon receipt of any payment of principal, premium (if any) or interest in respect of the Global Note representing any Notes held by it, will credit the accounts of the CMU Participants with payments of principal or interest on the date payable according to their holdings of Notes as shown on the records of the Operator. Payments by the CMU Participants to indirect participants will be governed by arrangements agreed between the CMU Participants and the indirect participants and will continue to depend on the inter-bank clearing system and traditional payment methods. Such payments will be the sole responsibility of such CMU Participants.

Payments, transfers, exchanges and other matters relating to interests in the Global Notes may be subject to various policies and procedures adopted by the Operator from time to time. None of the Issuer, Wharf, the Managers, the Operator, the Paying Agents, the Trustee, the sub-custodian for the Operator or any of their agents will have any responsibility or liability for any aspect of the Operator's records relating to, or for payments made on account of, interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such interests.

The Operator is under no obligation to maintain or continue to operate the CMU and the Operator is under no obligation to perform or continue to perform the procedures described above. Accordingly, the CMU and such procedures may be discontinued or modified at any time. None of the Issuer, Wharf, the Trustee nor any of their agents will have any responsibility for the performance by the Operator or the CMU Participants of their respective obligations under the rules and procedures governing their operations.

Custody

Because the Global Notes will be deposited with the Operator as described above and settlement and clearance facilities will be provided by the CMU, Noteholders must make arrangements for their Notes to be held in custody with a CMU Participant (or an indirect participant). On issue, Notes will be delivered through the Managers and in order to apply for Notes you must have, or open, an investment account with the Manager to which you give your application instructions, each of which is a CMU Participant. The Managers will charge a fee for the opening and operation of the investment account. Most banks and securities dealers in Hong Kong maintain, or have access to, an account with the CMU through which Notes may be held or transferred following issue.

Investment account and other custodian arrangements with respect to the Notes will be supplied by the Managers (or other custody provider) subject to their standard terms and conditions for the provision of such services. The Issuer and the Guarantor accept no responsibility for the provision of such services or for any consequences of, or arising from, the use of such investment account or custody services.

MARKET MAKING ARRANGEMENTS

Standard Chartered Bank, Bank of Communications and Wing Lung Bank (the "**market makers**") have agreed with the Issuer and Wharf in the market making agreement dated May 21, 2002 (the "**Market Making Agreement**"), to make a market in the Notes of each tranche. In the Market Making Agreement, each market maker has agreed that, subject to the terms of the Market Making Agreement, it will quote

- a price at which it is willing to purchase Notes (a "**bid**" price); and
- a price at which it is willing to sell Notes (an "**offer**" price).

The market making activities for a tranche of Notes of each market maker will commence on the Issue Date of the Notes. See the section headed "Summary of the Notes being Offered" in this Prospectus.

The prices quoted will be firm prices for so long as the market maker may request the issue of additional Notes as described below, and thereafter, the offer price will be quoted on a best efforts basis only.

The prices quoted will be by reference to a Note of HK$50,000 or an integral multiple of HK$50,000 and will be expressed as a percentage of the principal amount of the Notes.

Prices quoted by the market makers will reflect the trading price of the Notes from time to time in the secondary market. The trading price of the Notes may be equal to, higher or lower than the Initial Purchase Price or other purchase price and will vary depending on many factors, including prevailing interest rates, the Issuer's and Wharf's results of operations and their perceived credit quality and the market for any similar securities.

The Market Making Agreement provides for the issue by the Issuer of additional Notes of each tranche up to a maximum of 25 per cent. of the initial issue amount of the Notes of that tranche to the market makers at a price to be agreed between them and the Issuer at the time of issue of such additional Notes. Within the aggregate 25 per cent. limit, the Issuer may by notice to the market makers adjust their individual ceilings at any time after three months from the initial issue date of the Notes. It is expected that these arrangements for the issue of additional Notes will be used to ensure that the market makers are able to deliver Notes to purchasers who wish to purchase Notes at the quoted offer price. The market makers may, in addition, make other arrangements, which may include Note borrowing and/or repurchase arrangements, to support their market making activities.

The Issuer may from time to time appoint additional or replacement market makers; the Issuer will give notice in accordance with the Conditions of any such appointment or replacement. It is the current intention of the Issuer to maintain market making arrangements similar to those described above for as long as the Notes remain outstanding, so far as reasonably practicable.

The initial market makers may resign their roles on giving not less than 90 days' prior written notice to the Issuer.

These market making arrangements do not assure an active trading market for the Notes or that members of the public will have access to a firm bid price or a firm offer price for Notes in a principal amount which they may wish to purchase or sell.

SUBSCRIPTION AND SALE

The Managers will be the initial subscribers for the entire issue of the Notes on the Issue Date and the Managers will subscribe for the Notes at an issue price equal to the Initial Purchase Price. The Managers have entered into a Subscription Agreement with the Issuer and the Guarantor dated May 21, 2002. The Managers will receive from the Issuer, failing whom the Guarantor, an underwriting commission of 0.25 per cent. and a management commission of 0.10 per cent. of the principal amount of Notes subscribed by them. The Managers will on-sell the Notes to prospective Noteholders during the Offer Period.

The Subscription Agreement provides that the Issuer and the Guarantor will indemnify the Managers against certain potential liabilities in connection with the subscription arrangements; in addition, the Issuer, failing whom the Guarantor, has agreed to reimburse certain expenses of the Managers in connection with the subscription arrangements. The Subscription Agreement provides that the subscription obligations of the Managers are subject to certain conditions precedent, and the Subscription Agreement entitles the Managers to terminate it in certain circumstances prior to the scheduled Issue Date for the Notes. If the Subscription Agreement is terminated, the offering of the Notes will be cancelled and all purchasers of Notes will be refunded the purchase price paid within seven days of such termination notice being given.

Each Manager has acknowledged that no action has been or will be taken in any jurisdiction by the Issuer, Wharf or any Managers that would permit a public offering of the Notes, or the possession or distribution of this Prospectus or any other offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required other than in Hong Kong. Each Manager has represented and agreed that it has not offered or sold and will not offer or sell in Hong Kong any Notes, by means of any offering or publicity material other than this Prospectus (or such other documents as may be authorised for use by the Issuer), and it has not issued or made available and will not issue or make available any form of application for the Notes unless such application form is issued with this Prospectus.

TAXATION OF NOTES

The following summary of certain taxation provisions under Hong Kong and British Virgin Islands law is based on current law and practice. It does not purport to be comprehensive and does not constitute legal or tax advice. Investors (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of an investment in the Notes.

HONG KONG

Withholding Tax

Under existing Hong Kong law, payments of principal (including premiums and discounts) and interest in respect of the Notes will be payable without withholding for or on account of any Hong Kong taxes.

Profits Tax

Profits tax is charged on every person carrying on a trade, profession or business in Hong Kong in respect of assessable profits arising in or derived from Hong Kong from such trade, profession or business.

Under the Inland Revenue Ordinance (Chapter 112) of Hong Kong as it is currently applied, interest on the Notes will be subject to Hong Kong profits tax where such interest is received by or accrued to:

- a financial institution (as defined in the Inland Revenue Ordinance) and such interest arises through or from the carrying on by the financial institution of its business in Hong Kong;
- a corporation carrying on a trade, profession or business in Hong Kong and such interest is derived from Hong Kong; or
- a person, other than a corporation, carrying on a trade, profession or business in Hong Kong and such interest is derived from Hong Kong and is in respect of the funds of the trade, profession or business.

In addition, Hong Kong profits tax may be charged on profits arising on the sale, disposal or redemption of Notes where such sale, disposal or redemption are or form part of a trade, profession or business carried on in Hong Kong.

Estate Duty

The Notes are Hong Kong property for the purposes of Hong Kong estate duty for so long as the Global Notes are (or, if definitive Notes are issued, the definitive Notes are) located in Hong Kong. Accordingly, Hong Kong estate duty may be payable in respect of the Notes on the death of the beneficial owner of the Notes (regardless of the place of the owner's residence, citizenship or domicile) or, where the holder of the Notes is a company, on the death of a related person.

Stamp Duty

The Notes are not subject to Hong Kong stamp duty or bearer instrument duty either upon issue or on any subsequent transfer.

BRITISH VIRGIN ISLANDS

As the Issuer is incorporated pursuant to the International Business Companies Act Cap.291 of the British Virgin Islands, (i) payment of principal and interest in respect of the Notes will not be subject to taxation in the British Virgin Islands, (ii) no withholding tax will be required to be deducted by the Issuer on such payments to any holder of a Notes and (iii) the Notes will not be liable to stamp duty in the British Virgin Islands. Gains derived from the sale or exchange of Notes by persons who are not otherwise liable to British Virgin Islands income tax will not be subject to British Virgin Islands income tax. The British Virgin Islands currently has no capital gains tax, inheritance tax or gift tax.

GENERAL INFORMATION

1. The issue of the Notes was authorised and approved by resolutions of the Board of the Issuer passed on May 16, 2002.

2. The giving of the Guarantee was authorised and approved by written resolutions of the Board of Wharf dated on May 16, 2002.

3. There is no litigation, nor are there any claims, of material importance pending or, to the Wharf's knowledge, threatened against Wharf or its subsidiaries.

4. Wharf will publish its audited annual report and accounts following the end of each of its financial years and its unaudited interim financial statements following the end of each of its semi-annual interim financial periods. So long as any Notes are outstanding, copies of the most recently published audited annual report and accounts and copies of the most recently published unaudited interim financial statements of Wharf may be inspected upon request during normal business hours at the registered office of Wharf and the principal office of the Principal Paying Agent, each as specified at the end of this Prospectus.

5. Until June 7, 2002, copies of the following documents will be available for inspection at the principal office of Wharf, as specified at the end of this Prospectus:

   (i) the Memorandum and Articles of Association of Wharf and of the Issuer and the Companies Law (International Business Companies Act Cap.291 of the British Virgin Islands);

   (ii) this Prospectus and any supplemental thereto;

   (iii) Subscription Agreement;

   (iv) Trust Deed;

   (v) Paying Agency Agreement;

   (vi) Deed Poll;

   (vii) Market Making Agreement; and

   (viii) consent letter of KPMG.

   For so long as the Notes are outstanding, copies of the documents referred to in (iv), (v), (vi) and (vii) will be available for inspection as described above under "Terms and Conditions of the Notes".

6. KPMG, independent accountants and auditors of Wharf (the "**Auditors**"), have given and have not withdrawn their written consent to the inclusion of their report dated March 18, 2002 in this Prospectus, in the form and context in which it is included. Such report was not prepared for incorporation in this Prospectus.

7. No application form or purchase order form is being issued for the Notes. However, persons who, on the faith of this Prospectus, purchase Notes from a Manager will be treated as persons who subscribe for Notes for the purposes of Section 40 of the Companies Ordinance of Hong Kong (to the extent that Section 40 applies to this Prospectus by virtue of Section 342E of the Companies Ordinance). Section 40 of the Companies Ordinance imposes liability on certain persons, including the directors of a company and other persons who authorise the issue of a prospectus, to pay compensation to persons who subscribe for shares or debentures of a company on the faith of a prospectus for loss or damage sustained by reason of an untrue statement in the prospectus

8. No person has, or is entitled to be given, an option to subscribe for shares or debentures of the Issuer.

9. Save as disclosed herein, there has been no adverse change in the financial or trading position or prospects of Wharf and its subsidiaries since December 31, 2001 which is material in the context of the issue of the Notes.

10. No shares or debentures of the Issuer or the Guarantor have been issued or agreed to be issued or fully or partly paid up otherwise than in cash within the three preceding years.

11. The articles of association of the Issuer provide that the Directors may exercise all the powers of the Issuer to borrow money for the purposes of the company without limit and upon such terms as they think fit.

12. DB Trustees (Hong Kong) Limited, whose registered office is at 55th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong, has been, and has agreed to its being, appointed as Trustee pursuant to the Trust Deed dated May 21, 2002 relating to the Notes, and details of the scope of its mandate as Trustee and the conditions under which it may be replaced as such may be found in that Trust Deed.

13. The outstanding 8⅞% Guaranteed Notes due 2004 and 7⅝% Guaranteed Series A Notes due 2007, being obligations of Wharf International Finance Limited and each guaranteed by Wharf, are rated BBB by Standard & Poor's and Baa3 by Moody's, both international credit rating agencies. The credit ratings accorded to such notes are not a recommendation to purchase, hold or sell such notes or the Notes nor do such ratings imply suitability for any particular investor. There can be no assurance that the ratings will remain in effect for any given period or that the ratings will not be revised by the rating agencies in the future if, in their judgement, circumstances so warrant. On May 21, 2002, Standard & Poor's reaffirmed Wharf's credit rating of BBB but revised its outlook on the rating to negative from stable.

14. This Prospectus shall have the effect, if a purchase of Notes is made pursuant to it, of rendering all persons concerned bound by all the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance (Cap. 32) of the laws of Hong Kong so far as applicable.

ISSUER

Wharf Finance (BVI) Limited
c/o The Wharf (Holdings) Limited
16th Floor, Ocean Centre, Harbour City
Canton Road, Kowloon
Hong Kong

GUARANTOR

The Wharf (Holdings) Limited
16th Floor, Ocean Centre, Harbour City
Canton Road, Kowloon
Hong Kong

LEAD MANAGER

Standard Chartered Bank
4-4A Des Voeux Road Central
Hong Kong

CO-MANAGERS

Bank of Communications
Hong Kong Branch
20 Pedder Street Central
Hong Kong

Wing Lung Bank Limited
45 Des Voeux Road Central
Hong Kong

PRINCIPAL PAYING AGENT

Deutsche Bank AG,
Hong Kong Branch
55th Floor Cheung Kong Center
2 Queen's Road Central
Hong Kong

TRUSTEE

DB Trustees (Hong Kong) Limited
55th Floor Cheung Kong Center
2 Queen's Road Central
Hong Kong

AUDITORS

KPMG
8th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

LEGAL ADVISERS TO THE ISSUER AND THE GUARANTOR

as to Hong Kong law

Johnson Stokes & Master
16-19th Floors, Prince's Building
10 Chater Road
Hong Kong

LEGAL ADVISERS TO THE MANAGERS AND THE TRUSTEE

as to Hong Kong law

Linklaters
10th Floor, Alexandra House
Chater Road
Central
Hong Kong

LEGAL ADVISERS TO THE ISSUER

as to British Virgin Islands law

Harney Westwood & Riegels
Craigmuir Chambers, P.O. Box 71
Road Town, Tortola
British Virgin Islands

Printed by IFN Financial Press Limited
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